UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF
BROOKFIELD WEALTH SOLUTIONS LTD.
AS OF SEPTEMBER 30, 2024 AND DECEMBER 31, 2023
AND FOR THE THREE AND NINE MONTHS ENDED
SEPTEMBER 30, 2024 AND 2023

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF US$ MILLIONS, EXCEPT SHARE DATA	Note	September 30, 2024	December 31, 2023
Assets
Available-for-sale fixed maturity securities, at fair value (net of allowance for credit losses of $29 and $30, respectively; amortized cost of $50,411 and $19,341, respectively)	3	$52,133	$18,777
Equity securities, at fair value	4	3,819	3,663
Mortgage loans on real estate, at amortized cost (net of allowance for credit losses of $104 and $60, respectively)	5	12,300	5,962
Private loans, at amortized cost (net of allowance for credit losses of $70 and $44, respectively)	6	3,901	1,198
Investment real estate (net of accumulated depreciation of $239 and $325, respectively)	7	2,136	861
Real estate partnerships	7	4,659	3,110
Investment funds	8	3,471	2,483
Policy loans	11	277	390
Short-term investments	11	4,377	3,115
Other invested assets	11	1,174	279
Total investments		88,247	39,838
Cash and cash equivalents	11	14,627	4,308
Accrued investment income		784	280
Deferred policy acquisition costs, deferred sales inducements and value of business acquired	14	10,495	2,468
Reinsurance funds withheld	11	1,532	7,248
Premiums due and other receivables		735	711
Ceded unearned premiums		550	401
Deferred tax asset	22	952	432
Reinsurance recoverables and deposit assets	17, 19, 20	13,229	3,388
Property and equipment (net of accumulated depreciation of $367 and $340, respectively)		290	294
Intangible assets (net of accumulated amortization of $73 and $9, respectively)	15	1,754	235
Goodwill	16	751	121
Other assets	11, 19	1,864	730
Separate account assets	13	1,302	1,189
Total assets		137,112	61,643
Liabilities
Future policy benefits	17	11,057	9,813
Policyholders’ account balances	18	82,413	24,939
Policy and contract claims	20	7,696	7,288
Deposit liabilities		1,525	1,577
Market risk benefits	19	3,725	89
Unearned premium reserve		2,003	2,056
Due to related parties	26	593	564
Other policyholder funds		348	335
Notes payable	8, 11	178	174
Corporate borrowings	21	1,847	1,706
Subsidiary borrowings	21	3,330	1,863
Funds withheld for reinsurance liabilities		3,534	83
Other liabilities	16	4,608	1,118
Separate account liabilities	13	1,302	1,189
Total liabilities		124,159	52,794
Mezzanine equity
Class A redeemable junior preferred shares ($25 par value)	23	2,779	2,694
Equity
Class A exchangeable and Class B ($33.18 and $33.42 par value, respectively; 43,440,700 and 43,409,526 issued and outstanding, respectively)[1]	23	1,568	1,577
Class C ($1 par value; 128,643,406 and 102,056,784 issued and outstanding, respectively)	23	4,726	3,607
Retained earnings		1,512	945
Accumulated other comprehensive income (loss)	24	1,519	(120)
Non-controlling interests		849	146
Total equity		10,174	6,155
Total liabilities, mezzanine equity and equity		$137,112	$61,643

1.On August 29, 2024, the Company re-designated all of its Class A-1 exchangeable shares into its Class A exchangeable shares. Share capital as of December 31, 2023 includes amounts attributable to Class A-1 exchangeable shareholders prior to the re-designation. For further details, refer to Note 23.
The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE PERIODS ENDED SEP. 30 US$ MILLIONS, EXCEPT PER SHARE AMOUNTS		Three Months Ended		Nine Months Ended
	Note	2024	2023	2024	2023
Net premiums	12	$1,165	$913	$4,212	$2,812
Other policy revenue	12	217	106	529	306
Net investment income	10	1,264	442	2,956	1,282
Investment related gains (losses)	10	331	2	261	94
Net investment results from reinsurance funds withheld		(8)	71	398	189
Total revenues		2,969	1,534	8,356	4,683

Policyholder benefits and claims incurred	12, 17, 20	(1,230)	(870)	(4,159)	(2,745)
Interest sensitive contract benefits	12, 18	(557)	(89)	(1,164)	(332)
Amortization of deferred policy acquisition costs, deferred sales inducements and value of business acquired	14	(366)	(120)	(867)	(452)
Change in fair value of insurance-related derivatives and embedded derivatives	9	(219)	(130)	(162)	(169)
Change in fair value of market risk benefits	12, 19	(207)	73	(406)	81
Other reinsurance expenses		(6)	(52)	(20)	(16)
Operating expenses		(330)	(218)	(1,024)	(533)
Interest expense		(99)	(61)	(266)	(181)
Total benefits and expenses		(3,014)	(1,467)	(8,068)	(4,347)
Net income (loss) before income taxes		(45)	67	288	336
Income tax recovery	22	110	10	383	8
Net income for the period		$65	$77	$671	$344
Attributable to:
Class A exchangeable and Class B shareholders[1]		$4	$1	$10	$3
Class C shareholders		48	75	641	338
Non-controlling interests		13	1	20	3
		$65	$77	$671	$344
Net income per Class C share
Basic	25	$0.16	$0.65	$4.77	$4.92
1.On August 29, 2024, the Company re-designated all of its Class A-1 exchangeable shares into its Class A exchangeable shares. Amounts attributable to Class A exchangeable and Class B shareholders include amounts attributable to Class A-1 exchangeable shareholders prior to the re-designation. For further details, refer to Note 23.
The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE PERIODS ENDED SEP. 30 US$ MILLIONS		Three Months Ended		Nine Months Ended
	Note	2024	2023	2024	2023
Net income		$65	$77	$671	$344
Other comprehensive income (loss), net of tax:
Change in net unrealized investment gains (losses)		1,512	(251)	1,751	(123)
Foreign currency translation		28	(3)	1	(4)
Change in discount rate for future policy benefits	17	(335)	323	(86)	225
Change in instrument-specific credit risk for market risk benefits	19	(71)	(14)	(49)	(24)
Defined benefit pension plan adjustment		3	1	22	4
Total other comprehensive income (loss)	24	1,137	56	1,639	78
Comprehensive income		$1,202	$133	$2,310	$422

Attributable to:
Class A exchangeable and Class B shareholders[1]	$4	$1	$10	$3
Class C shareholders	1,185	131	2,280	416
Non-controlling interests	13	1	20	3
	$1,202	$133	$2,310	$422
1.On August 29, 2024, the Company re-designated all of its Class A-1 exchangeable shares into its Class A exchangeable shares. Amounts attributable to Class A exchangeable and Class B shareholders include amounts attributable to Class A-1 exchangeable shareholders prior to the re-designation. For further details, refer to Note 23.
The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Class A exchangeable and Class B shareholders[2]			Class C shareholders
FOR THE PERIODS ENDED SEP. 30, 2024 US$ MILLIONS	Share capital	Retained earnings	Total	Share capital	Retained earnings	Accumulated other comprehensive income (loss)	Total	Non-controlling interests	Total equity
Balance as of January 1, 2024	$1,577	$14	$1,591	$3,607	$931	$(120)	$4,418	$146	$6,155
Net income	—	3	3	—	332	—	332	2	337
Other comprehensive income	—	—	—	—	—	4	4	—	4
Comprehensive income	—	3	3	—	332	4	336	2	341
Other items:
Distributions and redeemable preferred share dividends[1]	(3)	—	(3)	—	(28)	—	(28)	(3)	(34)
Total change in the period	(3)	3	—	—	304	4	308	(1)	307
Balance as of March 31, 2024	$1,574	$17	$1,591	$3,607	$1,235	$(116)	$4,726	$145	$6,462
Net income	—	3	3	—	261	—	261	5	269
Other comprehensive income	—	—	—	—	—	498	498	—	498
Comprehensive income	—	3	3	—	261	498	759	5	767
Other items:
Equity issuances	—	—	—	1,119	—	—	1,119	—	1,119
Non-controlling interest assumed on acquisition	—	—	—	—	—	—	—	713	713
Distributions and redeemable preferred share dividends[1]	(3)	—	(3)	—	(28)	—	(28)	(15)	(46)
Total change in the period	(3)	3	—	1,119	233	498	1,850	703	2,553
Balance as of June 30, 2024	$1,571	$20	$1,591	$4,726	$1,468	$382	$6,576	$848	$9,015
Net income	—	4	4	—	48	—	48	13	65
Other comprehensive income	—	—	—	—	—	1,137	1,137	—	1,137
Comprehensive income	—	4	4	—	48	1,137	1,185	13	1,202
Other items:
Equity issuances	1	—	1	—	—	—	—	1	2
Distributions and redeemable preferred share dividends[1]	(4)	—	(4)	—	(28)	—	(28)	(13)	(45)
Total change in the period	(3)	4	1	—	20	1,137	1,157	1	1,159
Balance as of September 30, 2024	$1,568	$24	$1,592	$4,726	$1,488	$1,519	$7,733	$849	$10,174
1.The Company distributed $0.08 in the form of a return of capital per each Class A exchangeable, Class A-1 exchangeable and Class B share in each of the quarters of 2024.
2.On August 29, 2024, the Company re-designated all of its Class A-1 exchangeable shares into its Class A exchangeable shares. Amounts attributable to Class A exchangeable and Class B shareholders include amounts attributable to Class A-1 exchangeable shareholders prior to the re-designation. For further details, refer to Note 23.
The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

	Class A exchangeable and Class B shareholders			Class C shareholders
FOR THE PERIODS ENDED SEP. 30, 2023 US$ MILLIONS	Share capital	Retained earnings	Total	Share capital	Retained earnings	Accumulated other comprehensive income (loss)	Total	Non-controlling interests	Total equity
Balance as of January 1, 2023	$423	$9	$432	$1,467	$301	$(523)	$1,245	$8	$1,685
Net income (loss)	—	1	1	—	(99)	—	(99)	5	(93)
Other comprehensive income	—	—	—	—	—	240	240	—	240
Comprehensive income (loss)	—	1	1	—	(99)	240	141	5	147
Other items:
Equity issuances	38	—	38	—	—	—	—	—	38
Distributions and redeemable preferred share dividends[1]	(1)	—	(1)	—	(67)	—	(67)	(4)	(72)
Other	(10)	—	(10)	10	—	—	10	—	—
Total change in the period	27	1	28	10	(166)	240	84	1	113
Balance as of March 31, 2023	$450	$10	$460	$1,477	$135	$(283)	$1,329	$9	$1,798
Net income (loss)	—	1	1	—	362	—	362	(3)	360
Other comprehensive loss	—	—	—	—	—	(218)	(218)	—	(218)
Comprehensive income (loss)	—	1	1	—	362	(218)	144	(3)	142
Other items:
Equity issuances	—	—	—	—	—	—	—	1	1
Distributions and redeemable preferred share dividends[1]	(1)	—	(1)	—	(28)	—	(28)	2	(27)
Other	—	—	—	—	(3)	—	(3)	—	(3)
Total change in the period	(1)	1	—	—	331	(218)	113	—	113
Balance as of June 30, 2023	$449	$11	$460	$1,477	$466	$(501)	$1,442	$9	$1,911
Net income	—	1	1	—	75	—	75	1	77
Other comprehensive income	—	—	—	—	—	56	56	—	56
Comprehensive income	—	1	1	—	75	56	131	1	133
Other items:
Equity issuances	—	—	—	2,130	—	—	2,130	—	2,130
Distributions and redeemable preferred share dividends[1]	(1)	—	(1)	—	(28)	—	(28)	(2)	(31)
Total change in the period	(1)	1	—	2,130	47	56	2,233	(1)	2,232
Balance as of September 30, 2023	$448	$12	$460	$3,607	$513	$(445)	$3,675	$8	$4,143
1.The Company distributed $0.07 in the form of a return of capital per each Class A exchangeable and Class B share in each of the quarters of 2023.
The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEP. 30 US$ MILLIONS	2024	2023
Operating activities
Net income	$671	$344
Adjustments to reconcile net income to net cash from operating activities:
Other policy revenue	(441)	(306)
Accretion on investments	(372)	(146)
Amortization of deferred policy acquisition costs, deferred sales inducements and value of business acquired	867	452
Deferral of policy acquisition costs	(962)	(1,118)
Losses (gains) on investments and derivatives	(1,132)	(155)
Provisions for credit losses	57	(9)
Income from real estate partnerships, investment funds and corporations	(234)	(121)
Distributions from real estate partnerships, investment funds and corporations	335	63
Interest credited to policyholders’ account balances	1,261	361
Change in fair value of embedded derivatives	982	179
Depreciation and amortization	156	28
Deferred income taxes	(680)	(33)
Changes in operating assets and liabilities:
Insurance-related liabilities	1,292	2,682
Deposit liabilities	(79)	(151)
Funds withheld under reinsurance	(391)	(1,406)
Reinsurance recoverables and deposit assets	741	(59)
Accrued investment income	(91)	(22)
Working capital and other	338	371
Cash flows from operating activities	2,318	954
Investing activities
Acquisition of subsidiary, net of cash acquired	10,843	—
Purchase of investments:
Fixed maturity, available-for-sale	(8,652)	(4,337)
Equity securities	(553)	(408)
Mortgage loans on real estate	(1,012)	(402)
Private loans	(2,577)	(24)
Investment real estate and real estate partnerships	(1,625)	(1,301)
Investment funds	(302)	(620)
Short-term investments	(9,495)	(9,778)
Other invested assets	(292)	(440)
Proceeds from sales and maturities of investments:
Fixed maturity, available-for-sale	6,944	4,743
Equity securities	80	110
Mortgage loans on real estate	1,248	418
Private loans	681	449
Investment real estate and real estate partnerships	225	74
Investment funds	436	161
Short-term investments	8,988	9,453
Other invested assets	83	95
Purchase of derivatives	(416)	(83)
Proceeds from sales and maturities of derivatives	678	47
Purchase of intangibles and property and equipment	(61)	—
Proceeds from sales of intangibles and property and equipment	27	—
Change in collateral held for derivatives	417	55
Other	11	12
Cash flows from investing activities	5,676	(1,776)

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE NINE MONTHS ENDED SEP. 30 US$ MILLIONS	2024	2023
Financing activities
Return of capital to common stockholders	(10)	(3)
Proceeds from non-controlling interest	—	1
Borrowings from related parties	1,988	368
Repayment of borrowings to related parties	(1,988)	—
Borrowings from external parties	3,520	1,134
Repayment of borrowings to external parties	(2,767)	(2,054)
Borrowings issued to reinsurance entities	4	—
Repayment of borrowings issued to reinsurance entities	(29)	—
Policyholders’ account deposits	7,785	4,480
Policyholders’ account withdrawals	(6,117)	(1,844)
Debt issuance costs	(4)	—
Proceeds from repurchase agreement	153	221
Repayments of repurchase agreement	(152)	(178)
Insuance of common stock to non-controlling interest	1	—
Distributions to non-controlling interest	(31)	—
Cash flows from financing activities	2,353	2,125
Cash and cash equivalents
Cash and cash equivalents, beginning of period	4,308	2,145
Net change during the period	10,347	1,303
Foreign exchange on cash balances held in foreign currencies	(28)	—
Cash and cash equivalents, end of period	$14,627	$3,448

Supplementary cash flow disclosures
Cash taxes paid (net of refunds received)	$2	$(11)
Cash interest paid	201	94
Non-cash transactions:
Investments received in connection with pension risk transfer transactions	462	—
Issuance of common stock in exchange for equity securities purchased (See Note 23)	1,119	—
Equity securities transferred as consideration paid for acquisition of a subsidiary (See Note 16)	(1,111)	—

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

NOTE 1. NATURE OF OPERATIONS
Brookfield Wealth Solutions Ltd. (“Brookfield Wealth Solutions” or the “Company”) is a Bermuda corporation incorporated on December 10, 2020 and governed by the laws of Bermuda. The Company’s class A exchangeable shares are listed on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) under the symbol “BNT”. On September 4, 2024, the Company changed its name from Brookfield Reinsurance Ltd. to Brookfield Wealth Solutions Ltd. and, on September 6, 2024, changed its trading symbol from “BNRE” to “BNT”. The Company’s operations are located primarily in Bermuda, the United States (“U.S.”), Canada and the Cayman Islands. The Company’s registered head office address is Ideation House, 1st Floor, 94 Pitts Bay Road, Pembroke, HM08, Bermuda.
The Company is a leading wealth solutions provider, focused on securing the financial futures of individuals and institutions through a range of wealth protection and retirement services, and tailored capital solutions. The Company holds a direct 100% ownership interest in BAM Re Holdings Ltd. (“BAM Re Holdings”), which holds the Company’s interest in its operating subsidiaries, North End Re Ltd. (“NER Ltd.”), North End Re (Cayman) SPC (“NER SPC”), Brookfield Annuity Company (“BAC”), American National Group, Inc. (“ANGI”) and Argo Group International Holdings, Inc. (“Argo”).
In May 2024, American Equity Investment Life Holdings Company (“AEL”) became a wholly-owned subsidiary of BAM Re Holdings. Following the acquisition of AEL, American National Group, LLC (“American National”) merged down into AEL. Subsequently, AEL changed its name to American National Group Inc. (“ANGI”). For further details about the Company’s acquisition of AEL and post-merger reorganization, refer to Note 16.
The business continues to be conducted through the Company’s operating subsidiaries. As a result of the Company’s acquisition of AEL, diversification in insurance offerings and overall strategic shift, the Company has decided to reorganize and change its internal segments in a manner that caused the composition of its reporting segments to change in the second quarter of 2024. The Company’s reporting segments were realigned to Annuity, Life, Property and Casualty (“P&C”) and Corporate and Other. Previously, the Company reported its operations under three segments: Direct Insurance, Reinsurance, and Pension Risk Transfer (“PRT”). For segment information, refer to Note 27. The Company has restated all applicable comparative information.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The unaudited condensed consolidated financial statements (“financial statements”) and notes thereto, including all prior periods presented, have been prepared under accounting principles generally accepted in the United States of America (“GAAP”). The financial statements are prepared on a going concern basis and have been presented in U.S. dollars (“USD”) rounded to the nearest million unless otherwise indicated. The financial statements should be read in conjunction with the December 31, 2023 audited consolidated financial statements of the Company and accompanying notes included on the Form 20-F, filed with the SEC on March 28, 2024. The results of operations for the three and nine months ended September 30, 2024 are not necessarily indicative of the results for any subsequent period or the entire fiscal year ending December 31, 2024. These financial statements reflect all adjustments (consisting of normal recurring adjustments) which are, in the opinion of management, necessary for a fair statement of results for the interim periods presented in accordance with GAAP.
The preparation of the financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Included among the material (or potentially material) reported amounts and disclosures that require use of estimates are fair value of certain financial assets, derivatives, allowances for credit losses, deferred policy acquisition costs (“DAC”), deferred sales inducements (“DSI”), value of business acquired (“VOBA”), goodwill and other intangibles, market risk benefits (“MRB”), future policy benefits (“FPB”), policyholders’ account balances (“PAB”) including the fair value of embedded derivatives, funds withheld for reinsurance liabilities, income taxes including the recoverability of deferred tax assets, and the potential effects of resolving litigated matters. Such estimates and assumptions are subject to inherent uncertainties, which may result in actual amounts differing from reported amounts.

Basis of Consolidation
These financial statements include the accounts of the Company and its consolidated subsidiaries, which are legal entities where the Company has a controlling financial interest by either holding a majority voting interest or as the primary beneficiary of the variable interest entity (“VIE”). All intra-group transactions, balances, income and expenses are eliminated in full on consolidation. The consolidation assessment depends on the specific facts and circumstances for each entity and requires judgment.
The following is a subset of the Company’s significant accounting policies and should be read in conjunction with the Company’s significant accounting policies described in Note 2 of the Company’s December 31, 2023 audited consolidated financial statements.
Investment real estate is stated at cost less accumulated depreciation and includes certain residential investment real estate through consolidation of investment company VIEs in accordance with ASC 946, Financial Services – Investment Companies, which are reported at fair value with the change in fair value on these investments reported in “Net investment income” within the statement of operations. Fair values of residential investment real estate are initially based on the cost to purchase the properties and subsequently determined using broker price opinions.
Real estate partnerships are comprised of real estate joint ventures and other limited partnerships and include VIEs that are accounted for using the equity method of accounting. For certain real estate joint ventures and other limited partnerships, the Company elected the fair value option in accordance with ASC 825, Financial Instruments. These investments are fair valued on a recurring basis with the change in fair value reported in “Net investment income” in the statements of operations. In addition, certain other real estate joint ventures and limited partnership interest are consolidated investment company VIEs. These investments are fair valued on a recurring basis with the change in fair value reported in “Net investment income”.
Investment funds are comprised of certain non-fixed income, alternative investments in the form of limited partnerships or similar legal structures for which the Company is not the primary beneficiary and therefore is not required to consolidate. The Company typically accounts for investment funds using the equity method of accounting. In addition, the Company has concluded that it is the primary beneficiary for certain investments funds, which are investment company funds and consolidate the underlying funds. Valuation methods include NAV as a practical expedient and fair value based on discounted cash flow models. Income is reported on a quarter lag due to the availability of the related financial statements of these investment funds.
Derivative instruments include call options used to fund fixed indexed annuity contracts and equity-indexed universal life contracts (“insurance-related derivatives”) as well as other derivative instruments purchased to manage foreign currency exposure and other market risks associated with certain assets and liabilities. If a derivative is not designated for hedge accounting, changes in the fair value of derivatives are recorded in “Investment related gains (losses)” in the statements of operations, except for insurance-related derivatives, whose fair value changes are recorded in “Change in fair value of insurance-related derivatives and embedded derivatives”, along with fair value changes from embedded derivatives on related fixed indexed annuity and equity-indexed universal life contracts.
Reinsurance recoverables and deposit assets include the reinsurance receivables from cedants or reinsurers, reinsurance recoverables from reinsurers, and deposit assets associated with reinsurance agreements.
For long term duration contracts, each reinsurance agreement is assessed to determine whether the agreement transfers significant insurance risk to the reinsurer. If insurance risk is transferred, the Company utilizes the reinsurance method of accounting. If the agreement does not transfer significant insurance risk, the Company utilizes the deposit method of accounting. The reinsurance recoverables and deposit assets include deposit assets, ceded MRB assets, amounts due from reinsurers for paid or unpaid claims, claims incurred but not reported (“IBNR”), PAB or FPB. The reinsurance recoverable is presented net of a reserve for collectability. The Company cedes disability, medical and long-term care insurance, annuity contracts including lifetime income benefit riders, as well as PRT contracts with significant insurance risk to other insurance companies through reinsurance. The Company also cedes annuity contracts without significant insurance risk to other insurance companies.

For short term duration contracts, reinsurance recoverables are the estimated amount due to the Company from reinsurers related to paid and unpaid ceded claims and claim adjustment expenses (“CAE”) and are presented net of a reserve for collectability. Recoveries of gross ultimate losses under the non-catastrophe reinsurance are estimated by a review of individual large claims and the ceded portion of IBNR claims using assumed distribution of loss by percentage retained. Recoveries of gross ultimate losses under the Company’s catastrophe reinsurance are estimated by applying reinsurance treaty terms to estimates of gross ultimate losses. The most significant assumption is the average size of the individual losses for those claims that have occurred but have not yet been reported and the estimate of gross ultimate losses. The ultimate amount of the reinsurance ceded recoverable is unknown until all losses settle.
Reinsurance receivables include amounts receivable from third party reinsurers and cedants. The reinsurance receivables which will be settled within a year are short-term in nature, and their fair values approximate carrying value. Reinsurance receivables include future installment payments for ceding commissions on reinsured annuity contracts. The receivable is recorded at the net present value of the installment payments.
Intangible assets are primarily from the acquisition of American National, Argo and AEL. Definite-lived intangible assets include distribution relationships, trade names and an unpaid claims reserve intangible asset, as well as other intangible assets such as capitalized software and leases. Indefinite-lived intangible assets represent insurance licenses. The useful life of AEL’s distributor relationships ranges approximately from 20 to 30 years, and the useful life of the trade name is 10 years for AEL.
Deferred policy acquisition costs (“DAC”) and deferred sales inducements (“DSI”) are capitalized costs related directly to the successful acquisition of new or renewal insurance contracts. Significant costs are incurred to successfully acquire insurance, reinsurance, and annuity contracts, including commissions and certain underwriting, premium bonus, policy issuance and processing expenses. DSI is amortized on a constant level basis over the amortization bases selected by product, consistent with the amortization of DAC for a related product. The assumptions used in the amortization calculation for DAC and DSI include full surrenders, partial withdrawals, mortality, utilization, premium persistency, reset assumptions associated with lifetime income benefit riders and the option budget assumption. Along with amortization of VOBA intangible asset resulting from a business combination, amortization of DAC and DSI is included in the “Amortization of deferred policy acquisition costs, deferred sales inducements and value of business acquired” on the statements of operations. Amortization of VOBA intangible liability is included in “Policyholder benefits and claims incurred” on the statements of operations. VOBA is amortized on a basis consistent with the related policyholder liabilities over the remaining life of the acquired underlying policies using the same methodology, factors, and assumptions used to amortize DAC and DSI.
Policyholders’ account balances (“PAB”) represent the contract value that has accrued to the benefit of the policyholders related to universal-life and investments-type contracts. For fixed products, these are generally equal to the accumulated deposits plus interest credited, reduced by withdrawals, payouts and accumulated policyholder assessments. Indexed product account balances with returns linked to the performance of a specified market index are equal to the sum of the fair value of the embedded derivatives and the host (or guaranteed) component of the contracts. The host value is established at inception of the contract and accreted over the policy’s life at a constant level of interest. Interest credited or index credits to policyholders’ account balances pursuant to accounting by insurance companies for certain long-duration contracts are included in “Interest sensitive contract benefits” in the statements of operations. Changes in the fair value of the embedded derivatives are included in the “Change in fair value of insurance-related derivatives and embedded derivatives” in the statements of operations.

Market risk benefits (“MRB”) are contracts or contract features that provide protection to the policyholder from other-than-nominal capital market risk and expose the Company to such risk. The Company issues certain fixed indexed annuity and fixed rate annuity contracts that provide minimum guarantees to policyholders including guaranteed minimum withdrawal benefits and guaranteed minimum death benefits that are MRBs. MRBs are measured at fair value, at the individual contract level, and can be either an asset or a liability. Contracts which contain more than one MRB feature are combined into one single MRB. The fair value is calculated using stochastic models. At contract inception, attributed fees are calculated based on the present value of the fees and assessments collectible from the policyholder relative to the present value of expected benefits paid attributable to the MRB. The attributed fees remain static over the life of the MRB and is used to calculate the fair value of the MRB using a risk neutral valuation method. The attributed fees cannot be negative and cannot exceed the total explicit fees collectible from the policyholder. The periodic change in fair value is recognized in earnings with the exception of the periodic change in fair value related to the instrument-specific credit risk, which is recognized in other comprehensive income (“OCI”). Market risk benefits with positive values are recorded as “Other assets” and negative fair values as “Market risk benefits” liability in the statements of financial position. The ceded MRB assets are presented in “Reinsurance recoverables and deposit assets” on the statements of financial position.
Funds withheld for reinsurance liabilities represent the payable for amounts contractually withheld in accordance with reinsurance agreements where certain of the Company’s subsidiaries act as cedants. While the assets in the funds withheld are legally owned by the cedant, the reinsurer is subject to all investment performance and economic rights and obligations to the funds withheld assets similar to invested assets held directly by the reinsurer. The assets in the funds withheld account, including cash and cash equivalents, fixed income securities and derivatives carried at fair value, are recorded in respective investment line items in the statements of financial position. These funds withheld assets are offset by recognizing a corresponding funds withheld liability. The funds withheld liability includes an embedded derivative that is bifurcated from the host contract. The fair value of the embedded derivative is calculated based upon the change in the fair value of the underlying liabilities in the funds withheld agreement compared to the change in the fair value of the assets in the funds withheld account. These embedded derivatives are included within “Funds withheld for reinsurance liabilities” along with the host contract on the statements of financial position. Changes in the fair value of these embedded derivatives are included in “Change in fair value of insurance-related derivatives and embedded derivatives” in the statements of operations.
Net investment results from reinsurance funds withheld represent investment income and changes in fair value of derivatives embedded in reinsurance funds withheld arrangements.
Change in fair value of insurance-related derivatives and embedded derivatives include the change in fair value of embedded derivatives for fixed indexed annuities, equity-indexed universal life contracts and funds withheld for reinsurance liabilities, as well as the change in fair value of insurance-related derivatives, which are call options used to fund fixed indexed annuity contracts and equity-indexed universal life contracts. The change in fair value of embedded derivatives for fixed index annuities equals the change in the difference between policy benefit reserves for fixed index annuities computed under the derivative accounting standard and the long-duration contracts accounting standard as of each reporting date.
Segments: in accordance with ASC 280, Operating Segments, the Company uses a management approach to determine operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making decisions, allocation of resources and assessing performance. The Company’s CODM has been identified as the Chief Executive Officer and the Chief Financial Officer who review the results of operations when making decisions about allocating resources and assessing the performance of the Company. Following the acquisition of AEL, the Company’s operations are organized into four reportable segments: Annuity, Life, P&C and Corporate and Other (see Note 27).
Reclassification
As a result of the acquisition of AEL and the increase in significance of certain accounts resulting from the consolidation of AEL, certain previously reported amounts have been reclassified to conform to the current financial statement presentation. These reclassifications had no impact on net income (loss) as reported in the statements of operations, as well as total assets, liabilities or equity in the statements of financial position.
New Accounting Standards
In the current period, the Company did not adopt any Accounting Standard Updates (“ASUs”) issued by the Financial Accounting Standards Board that were material in presentation or amount.

NOTE 3. AVAILABLE-FOR-SALE FIXED MATURITY SECURITIES
The amortized cost and fair value of available-for-sale fixed maturity securities are shown below:

AS OF SEP. 30, 2024 US$ MILLIONS	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Allowance for Credit Losses	Fair Value
U.S. treasury and government	$440	$6	$(36)	$—	$410
U.S. states and political subdivisions	3,266	215	(13)	—	3,468
Foreign governments	763	44	(15)	—	792
Corporate debt securities	34,914	1,635	(326)	(21)	36,202
Residential mortgage-backed securities	1,272	71	(3)	(1)	1,339
Commercial mortgage-backed securities	3,453	118	(37)	(6)	3,528
Collateralized debt securities	6,303	108	(16)	(1)	6,394
Total fixed maturity securities	$50,411	$2,197	$(446)	$(29)	$52,133

AS OF DEC. 31, 2023 US$ MILLIONS	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Allowance for Credit Losses	Fair Value
U.S. treasury and government	$529	$4	$(36)	$—	$497
U.S. states and political subdivisions	684	3	(17)	—	670
Foreign governments	603	27	(16)	—	614
Corporate debt securities	15,097	121	(607)	(19)	14,592
Residential mortgage-backed securities	367	14	(4)	(1)	376
Commercial mortgage-backed securities	750	13	(31)	(6)	726
Collateralized debt securities	1,311	19	(24)	(4)	1,302
Total fixed maturity securities	$19,341	$201	$(735)	$(30)	$18,777
The amortized cost and fair value, by contractual maturity, of available-for-sale fixed maturity securities are shown below. Actual maturities may differ from contractual maturities as borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Residential and commercial mortgage-backed securities and collateralized debt securities, which are not due at a single maturity, have been separately presented below.

AS OF SEP. 30, 2024 US$ MILLIONS	Amortized Cost	Fair Value
Due in one year or less	$1,947	$1,956
Due after one year through five years	13,899	14,184
Due after five years through ten years	9,392	9,588
Due after ten years	14,145	15,144
	39,383	40,872
Residential mortgage-backed securities	1,272	1,339
Commercial mortgage-backed securities	3,453	3,528
Collateralized debt securities	6,303	6,394
Total	$50,411	$52,133

Proceeds from sales of available-for-sale fixed maturity securities, with the related gross realized gains and losses, are shown below:

FOR THE PERIODS ENDED SEP. 30 US$ MILLIONS	Three Months Ended		Nine Months Ended
	2024	2023	2024	2023
Proceeds from sales of available-for-sale fixed maturity securities	$3,215	$1,213	$6,944	$4,743
Gross realized gains	20	6	44	32
Gross realized losses	(109)	(32)	(146)	(121)
The Company has pledged bonds in connection with certain agreements and transactions, such as financing and reinsurance agreements. The carrying value of bonds pledged was $10.7 billion and $168 million as of September 30, 2024 and December 31, 2023, respectively.
In accordance with various regulations, the Company has securities on deposit with regulating authorities with a carrying value of $213 million and $153 million as of September 30, 2024 and December 31, 2023, respectively. There are no restrictions on these assets.

The gross unrealized losses and fair value of available-for-sale fixed maturity securities, aggregated by investment category and the length of time individual securities have been in a continuous unrealized loss position due to market factors are shown below:

	Less than 12 months			12 months or more			Total
AS OF SEP. 30, 2024 US$ MILLIONS, EXCEPT NUMBER OF ISSUES	Number of Issues	Gross Unrealized Losses	Fair Value	Number of Issues	Gross Unrealized Losses	Fair Value	Number of Issues	Gross Unrealized Losses	Fair Value
U.S. treasury and government	20	$(3)	$21	27	$(33)	$98	47	$(36)	$119
U.S. states and political subdivisions	92	(6)	178	166	(7)	309	258	(13)	487
Foreign governments	14	(2)	59	26	(13)	60	40	(15)	119
Corporate debt securities	322	(72)	2,897	1,080	(254)	6,519	1,402	(326)	9,416
Residential mortgage-backed securities	15	(1)	30	33	(2)	73	48	(3)	103
Commercial mortgage-backed securities	119	(12)	611	33	(25)	203	152	(37)	814
Collateralized debt securities	267	(12)	1,521	38	(4)	201	305	(16)	1,722
Total	849	$(108)	$5,317	1,403	$(338)	$7,463	2,252	$(446)	$12,780

	Less than 12 months			12 months or more			Total
AS OF DEC. 31, 2023 US$ MILLIONS, EXCEPT NUMBER OF ISSUES	Number of Issues	Gross Unrealized Losses	Fair Value	Number of Issues	Gross Unrealized Losses	Fair Value	Number of Issues	Gross Unrealized Losses	Fair Value
U.S. treasury and government	10	$—	$29	29	$(36)	$92	39	$(36)	$121
U.S. states and political subdivisions	208	(3)	217	106	(14)	288	314	(17)	505
Foreign governments	24	(3)	129	25	(13)	56	49	(16)	185
Corporate debt securities	863	(137)	3,088	917	(470)	8,357	1,780	(607)	11,445
Residential mortgage-backed securities	16	(1)	42	18	(3)	64	34	(4)	106
Commercial mortgage-backed securities	32	(8)	104	55	(23)	262	87	(31)	366
Collateralized debt securities	69	(1)	147	41	(23)	324	110	(24)	471
Total	1,222	$(153)	$3,756	1,191	$(582)	$9,443	2,413	$(735)	$13,199
The unrealized losses as of September 30, 2024 and December 31, 2023 are principally related to the timing of the purchases of certain securities, which carry less yield than those available as of those dates. Approximately 81% and 89% of the fair value of fixed maturity securities shown above as of September 30, 2024 and December 31, 2023, respectively, are rated investment grade.
The Company expects to recover the amortized cost on all securities except for those securities on which it recognized an allowance for credit loss. In addition, as the Company did not have the intent to sell fixed maturity securities with unrealized losses and it was not more likely than not that the Company would be required to sell these securities prior to recovery of the amortized cost, which may be maturity, the Company did not write down these investments to fair value through the statements of operations.

Allowance for Credit Losses
Several assumptions and underlying estimates are made in the evaluation of allowance for credit loss. Examples include financial condition, near term and long-term prospects of the issue or issuer, including relevant industry conditions and trends and implications of rating agency actions and offering prices. Based on this evaluation, unrealized losses on available-for-sale securities where an allowance for credit loss was not recorded were concentrated within the financials sector as of September 30, 2024 and December 31, 2023.
The rollforward of the allowance for credit losses for available-for-sale fixed maturity securities is shown below for the three and nine months ended September 30, 2024 and 2023.

FOR THE PERIODS ENDED SEP. 30, 2024 US$ MILLIONS	Corporate Debt Securities	Residential Mortgage Backed Securities	Commercial Mortgage Backed Securities	Collateralized Debt Securities	Total
Balance as of January 1, 2024	$(19)	$(1)	$(6)	$(4)	$(30)
Credit losses recognized on securities for which credit losses were not previously recorded	(26)	—	—	—	(26)
Reductions for securities sold during the period	1	—	—	—	1
Changes in previously recorded allowance	9	1	—	2	12
Balance as of June 30, 2024	$(35)	$—	$(6)	$(2)	$(43)
Credit losses recognized on securities for which credit losses were not previously recorded	(3)	—	—	—	(3)
Reductions for securities sold during the period	2	—	—	—	2
Changes in previously recorded allowance	15	(1)	—	1	15
Balance as of September 30, 2024	$(21)	$(1)	$(6)	$(1)	$(29)

FOR THE PERIODS ENDED SEP. 30, 2023 US$ MILLIONS	Corporate Debt Securities	Residential Mortgage Backed Securities	Commercial Mortgage Backed Securities	Collateralized Debt Securities	Total
Balance as of January 1, 2023	$(24)	$—	$—	$(6)	$(30)
Credit losses recognized on securities for which credit losses were not previously recorded	(18)	—	—	(18)	(36)
Reductions for securities sold during the period	14	—	—	2	16
Changes in previously recorded allowance	5	—	—	6	11
Balance as of June 30, 2023	$(23)	$—	$—	$(16)	$(39)
Credit losses recognized on securities for which credit losses were not previously recorded	(1)	—	(7)	—	(8)
Reductions for securities sold during the period	1	(1)	—	—	—
Changes in previously recorded allowance	12	—	—	11	23
Balance as of September 30, 2023	$(11)	$(1)	$(7)	$(5)	$(24)
No accrued interest receivables were written off as of September 30, 2024 and December 31, 2023.

NOTE 4. EQUITY SECURITIES
The net gains (losses) on equity securities recognized in “Investment related gains (losses)” on the statements of operations are shown below:

FOR THE PERIODS ENDED SEP. 30 US$ MILLIONS	Three Months Ended		Nine Months Ended
	2024	2023	2024	2023
Unrealized gains (losses) on equity securities	$556	$1	$432	$—
Net gains (losses) on equity securities sold	(20)	(70)	152	87
Net gains (losses) on equity securities	$536	$(69)	$584	$87
Equity securities by market sector distribution are shown below, based on carrying value:

AS OF	September 30, 2024	December 31, 2023
Consumer goods	7%	6%
Education	7%	—%
Energy and utilities	16%	16%
Finance	53%	44%
Healthcare	2%	22%
Industrials	4%	2%
Information technology	8%	7%
Other	3%	3%
Total	100%	100%

NOTE 5. MORTGAGE LOANS ON REAL ESTATE
The Company disaggregates its mortgage loan investments into two portfolio segments: commercial and residential. Commercial mortgage loans include agricultural mortgage loans. The breakdown of mortgage loans on real estate by portfolio segment is as follows:

AS OF US$ MILLIONS	September 30, 2024	December 31, 2023
Commercial mortgage loans	$9,619	$6,022
Residential mortgage loans	2,785	—
Total	$12,404	$6,022
Allowance for credit losses	(104)	(60)
Total, net of allowance	$12,300	$5,962

The Company’s commercial mortgage loan portfolio consists of loans collateralized by the related properties and diversified as to property type, location and loan size. The geographic categories come from the U.S. Census Bureau’s “Census Regions and Divisions of the United States”. The commercial mortgage loan portfolio is summarized by geographic region and property type as follows:

AS OF US$ MILLIONS, EXCEPT FOR PERCENTAGES	September 30, 2024		December 31, 2023
	Amount	Percentage	Amount	Percentage
Geographic distribution:
Pacific	$1,875	20%	$983	16%
Mountain	1,791	19%	1,336	22%
West North Central	294	3%	178	3%
West South Central	1,536	16%	1,122	19%
East North Central	1,139	12%	861	14%
East South Central	151	2%	49	1%
Middle Atlantic	518	5%	203	3%
South Atlantic	1,960	20%	1,097	18%
New England	142	1%	36	1%
Other (multi-region, non-US)	213	2%	157	3%
Total	$9,619	100%	$6,022	100%
Allowance for credit loss	(96)		(60)
Total, net of allowance	$9,523		$5,962

AS OF US$ MILLIONS, EXCEPT FOR PERCENTAGES	September 30, 2024		December 31, 2023
	Amount	Percentage	Amount	Percentage
Property type distribution:
Agricultural	$469	5%	$—	—%
Apartment	2,330	24%	1,266	21%
Hotel	1,257	13%	1,012	17%
Industrial	2,039	21%	1,083	18%
Office	1,201	13%	990	16%
Parking	331	3%	413	7%
Retail	1,575	16%	832	14%
Storage	176	2%	132	2%
Other	241	3%	294	5%
Total	$9,619	100%	$6,022	100%
Allowance for credit loss	(96)		(60)
Total, net of allowance	$9,523		$5,962
There was $2 million and no interest income recognized on loans in non-accrual status for the nine months ended September 30, 2024 and 2023. Impaired loans were not significant for any of the periods presented.

Allowance for Credit Losses
The Company establishes a valuation allowance to provide for the risk of credit losses inherent in its mortgage loan portfolios. The valuation allowance is maintained at a level believed adequate by management to absorb estimated expected credit losses. The valuation allowance is based on amortized cost, which excludes accrued interest receivable. The Company does not measure a credit loss allowance on accrued interest receivable any uncollectible accrued interest receivable balances are written off to net investment income in a timely manner. The Company did not write off any uncollectible accrued interest receivable on its commercial or residential mortgage loan portfolios for the nine months ended September 30, 2024 and 2023, respectively. The rollforward of the allowance for credit losses for mortgage loans is shown below:

FOR THE PERIODS ENDED SEP. 30 US$ MILLIONS	2024		2023
	Commercial mortgage loans	Residential mortgage loans	Commercial mortgage loans	Residential mortgage loans
Balance as of January 1	$(60)	$—	$(41)	$—
Provision	(6)	—	(6)	—
Balance as of June 30	$(66)	$—	$(47)	$—
Recovery (provision)	(30)	(8)	14	—
Balance as of September 30	$(96)	$(8)	$(33)	$—

Credit Quality Indicators
Mortgage loans are segregated by property-type and quantitative and qualitative allowance factors are applied. Qualitative factors are developed quarterly based on the pooling of assets with similar risk characteristics and historical loss experience adjusted for the expected trend in the current market environment. Credit losses are pooled by property type as it represents the most similar and reliable risk characteristics in our portfolio. The amortized cost of mortgage loans by year of origination by aging category are shown below:

AS OF SEP. 30, 2024 US$ MILLIONS	Amortized Cost Basis by Origination Year
	2024	2023	2022	2021	2020	Prior	Total
Commercial mortgage loans:
Current	$377	$482	$2,417	$1,287	$998	$3,704	$9,265
30-59 days past due	—	—	—	—	—	—	—
60-89 days past due	4	—	50	—	4	105	163
Non-accrual	—	11	42	47	6	85	191
Residential mortgage loans:
Current	165	928	1,073	227	124	13	2,530
30-59 days past due	6	21	48	4	4	—	83
60-89 days past due	1	6	21	6	4	—	38
Non-accrual	—	47	55	21	8	3	134
Total mortgage loans on real estate	$553	$1,495	$3,706	$1,592	$1,148	$3,910	$12,404
Allowance for credit losses							(104)
Total, net of allowance							$12,300

AS OF DEC. 31, 2023 US$ MILLIONS	Amortized Cost Basis by Origination Year
	2023	2022	2021	2020	2019	Prior	Total
Commercial mortgage loans:
Current	$305	$1,750	$731	$490	$493	$2,115	$5,884
30-59 days past due	—	26	—	—	—	26	52
60-89 days past due	—	50	9	—	—	13	72
Non-accrual	—	—	—	—	—	14	14
Total mortgage loans on real estate	$305	$1,826	$740	$490	$493	$2,168	$6,022
Allowance for credit losses							(60)
Total, net of allowance							$5,962
Generally, mortgage loans are secured by first liens on income-producing real estate with a loan-to-value ratio of up to 75%. It is the Company’s policy to not accrue interest on loans that are 90 days delinquent and where amounts are determined to be uncollectible. As of September 30, 2024, 232 mortgage loans were past due over 90 days or in non-accrual status (December 31, 2023 – three mortgage loans).
The Company’s commercial and residential mortgage loans may be subject to loan modifications. Loan modifications may be granted to borrowers experiencing financial difficulty and could include principal forgiveness, interest rate reduction, an other-than-significant delay or a term extension. A loan modification typically does not result in a change in valuation allowance as it is already incorporated into the Company’s allowance methodology. However, if the Company grants a borrower experiencing financial difficulty principal forgiveness, the amount of principal forgiven would be written off, which would reduce the amortized cost of the loan and result in an adjustment to the valuation allowance. The carrying amount of mortgage loans experiencing financial difficulty, for which modifications have been granted, was $58 million and $143 million for three and nine months ended September 30, 2024, respectively, and $170 million and $256 million for the three and nine months ended September 30, 2023, respectively.

NOTE 6. PRIVATE LOANS
The following table summarizes the credit ratings for private loans:

AS OF US$ MILLIONS	September 30, 2024	December 31, 2023
A or higher	$1,527	$20
BBB	291	29
BB and below	951	272
Unrated[1]	1,132	877
Total	$3,901	$1,198
1.Due to the nature of private loans, external agency credit ratings may not be readily available. Where appropriate, the Company obtains non-published credit ratings from one or more third-party rating agencies, which are determined based on an independent evaluation of the transaction. For other loans without published or private credit ratings, the Company assigns internal risk ratings, based on its investment selection and monitoring process and policies. These internal risk ratings are categorized as “Unrated” above.

Allowance for Credit Losses
The rollforward of the allowance for credit losses for private loans is shown below:

FOR THE PERIODS ENDED SEP. 30 US$ MILLIONS	2024	2023
Balance as of January 1	$(44)	$(28)
Provision	(15)	(3)
Write-offs charged against the allowance	1	—
Recoveries	2	1
Balance as of June 30	$(56)	$(30)
Provision	(14)	(12)
Balance as of September 30	$(70)	$(42)
The Company’s private loans may be subject to loan modifications. Loan modifications may be granted to borrowers experiencing financial difficulties and could include term extensions. For the periods ended September 30, 2024 and 2023, the Company did not have a significant amount of private loans that it modified to borrowers experiencing financial difficulty.

NOTE 7. INVESTMENT REAL ESTATE AND REAL ESTATE PARTNERSHIPS
The carrying amounts of investment real estate, net of accumulated depreciation, and real estate partnerships by property-type are as follows:

AS OF SEP. 30, 2024 US$ MILLIONS, EXCEPT FOR PERCENTAGES	Investment real estate[1]		Real estate partnerships
	Amount	Percentage	Amount	Percentage
Hotel	$124	6%	$393	8%
Industrial	20	1%	445	10%
Land	127	6%	24	1%
Office	306	14%	2,198	46%
Retail	216	10%	680	15%
Apartments	47	2%	498	11%
Student housing	—	—%	94	2%
Single family residential	1,281	60%	—	—%
Other	15	1%	327	7%
Total	$2,136	100%	$4,659	100%
1.Investment real estate for single family residential property is fair valued as a result of consolidation of investment company VIE in accordance with ASC 946.

AS OF DEC. 31, 2023 US$ MILLIONS, EXCEPT FOR PERCENTAGES	Investment real estate		Real estate partnerships
	Amount	Percentage	Amount	Percentage
Hotel	$14	2%	$462	15%
Industrial	65	8%	369	12%
Land	37	4%	15	1%
Office	464	53%	1,402	45%
Retail	218	25%	17	1%
Apartments	60	7%	425	13%
Student housing	—	—%	85	2%
Other	3	1%	335	11%
Total	$861	100%	$3,110	100%
As of September 30, 2024, $12 million of real estate investments met the criteria as held-for-sale. As of December 31, 2023, no real estate investments met the criteria as held-for-sale.

NOTE 8. VARIABLE INTEREST ENTITIES AND EQUITY METHOD INVESTMENTS
Through its investment activities, the Company regularly invests in various entities including limited partnerships (“LPs”) and limited liability companies (“LLCs”) and frequently participates in the design with their sponsors, but in most cases, its involvement is limited to financing. Some of these entities have been determined to be variable interest entities (“VIEs”). In certain instances, in addition to an economic interest in the entity, the Company holds the power to direct the most significant activities of the entity and is deemed the primary beneficiary. The Company consolidates all VIEs in which it is the primary beneficiary. The assets of consolidated VIEs are restricted and must first be used to settle their liabilities. Creditors or beneficial interest holders of these VIEs have no recourse to the general credit of the Company, as its obligation is limited to the amount of its committed investment. The Company has not provided financial or other support to these consolidated VIEs in the form of liquidity arrangements, guarantees or other commitments to third parties that may affect the fair value or risk of its variable interest in these VIEs as of September 30, 2024 and December 31, 2023.
In addition to investment activities, certain of the Company’s subsidiaries are deemed VIEs. The Company is the primary beneficiary and consolidates these entities in the same manner as other entities in which the Company has a controlling financial interest by holding a majority voting interest.
(a)Consolidated Variable Interest Entities
The assets and liabilities relating to the consolidated VIEs from the Company’s investment activities included in the financial statements are as follows:

AS OF US$ MILLIONS	September 30, 2024	December 31, 2023
Available-for-sale fixed maturity securities, at fair value	$111	$153
Equity securities, at fair value	568	54
Mortgage loans on real estate, at amortized cost	79	82
Private loans, at amortized cost	1,218	727
Investment real estate	1,791	172
Real estate partnerships	4,052	2,477
Investment funds	2,229	375
Other invested assets	399	30
Cash and cash equivalents	209	85
Other assets	103	83
Total assets of consolidated VIEs	$10,759	$4,238
Notes payable	178	174
Other liabilities	238	30
Total liabilities of consolidated VIEs	$416	$204

(b)Unconsolidated Variable Interest Entities
For certain of the Company’s investments in various entities that are determined to be VIEs, the Company is not the primary beneficiary as it does not take an active role in the management of these investments. Such investments are reported in certain investment line items on the statements of financial position, including “Available-for-sale fixed maturity securities, at fair value”, “Equity securities, at fair value”, “Mortgage loans on real estate, at amortized cost”, “Investment funds”, “Short-term investments” and “Other invested assets”. In some instances, a consolidated VIE involves one or more underlying entities for which the Company is not the primary beneficiary because it does not have the power to direct the most significant activities of these entities. These unconsolidated VIEs that are part of consolidated VIEs are reported primarily in “Real estate partnerships” on the statements of financial position. Creditors or beneficial interest holders of the unconsolidated VIEs have no recourse to the general credit of the Company, as its obligation is limited to the amount of its committed investment. The Company has not provided financial or other support to these unconsolidated VIEs in the form of liquidity arrangements, guarantees or other commitments to third-parties that may affect the fair value or risk of its variable interest in these VIEs as of September 30, 2024 and December 31, 2023.
The carrying amount and maximum exposure to loss relating to these unconsolidated VIEs are as follows:

AS OF US$ MILLIONS	September 30, 2024		December 31, 2023
	Carrying Amount	Maximum Exposure to Loss	Carrying Amount	Maximum Exposure to Loss
Available-for-sale fixed maturity securities, at fair value	$2,117	$2,117	$—	$—
Equity securities, at fair value	261	261	239	239
Mortgage loans on real estate, at amortized cost	669	742	630	630
Real estate partnerships	3,789	3,792	2,478	2,478
Investment funds	287	369	—	—
Short-term investments	82	82	—	—
Other invested assets	156	156	—	—
Total	$7,361	$7,519	$3,347	$3,347
(c)Equity Method Investments
The Company’s investments in investment funds, real estate partnerships and other partnerships of which substantially all are LPs or LLCs are accounted for using the equity method of accounting, except for certain investments that are fair valued due to the application of fair value option under ASC 825 or the consolidation of investment company VIE under ASC 946. As of September 30, 2024 and December 31, 2023, the Company’s equity method investments were $6.1 billion and $7.2 billion, respectively.
As described in Note 2 of the Company’s December 31, 2023 audited consolidated financial statements, the Company generally recognizes its share of earnings in its equity method investments within “Net investment income” using a three-month lag in instances where the investee’s financial information is not sufficiently timely or when the investee’s reporting period differs from the Company’s reporting period.

NOTE 9. DERIVATIVE INSTRUMENTS
The Company manages risks associated with certain assets and liabilities by using derivative instruments. Derivative instruments are financial contracts whose value is derived from underlying interest rates, exchange rates or other financial instruments. The Company does not invest in derivatives for speculative purposes.
Foreign exchange forwards, options and swaps are over-the-counter contractual agreements negotiated between counterparties. The Company purchases equity-indexed options as economic hedges against fluctuations in the equity markets to which equity-indexed products are exposed. Equity-indexed contracts include a fixed host universal-life insurance or annuity contract and an equity-indexed embedded derivative. Futures contracts are traded in an organized market and are contractual obligations to buy or sell a financial instrument at a predetermined future time at a given price.
The notional principal represents the amount to which a rate or price is applied to determine the cash flows to be exchanged periodically and does not represent credit exposure. Maximum credit risk is the estimated cost of replacing derivative instruments which have a positive value, should the counterparty default.
Derivatives, except for embedded derivatives, are included in “Other invested assets” or “Other liabilities”, at fair value in the statements of financial position. Embedded derivatives on Modco arrangements, embedded derivatives on indexed annuity and variable annuity products and embedded derivatives on funds withheld arrangements are included in the statements of financial position within the “Reinsurance funds withheld”, “Policyholders’ account balances” and “Funds withheld for reinsurance liabilities” lines respectively, at fair value.
The notional amounts and fair values of freestanding derivative instruments are shown below:

AS OF US$ MILLIONS	Primary underlying risk	September 30, 2024			December 31, 2023
		Notional Amount	Fair Value[1]		Notional Amount	Fair Value[1]
			Assets	Liabilities		Assets	Liabilities
Derivatives designated as hedging instruments:
Foreign exchange forwards	Foreign currency	$1,295	$7	$(18)	$1,532	$11	$—
Cross currency swaps	Foreign currency	1,004	2	—	—	—	—

Derivatives not designated as hedging instruments:
Equity-indexed options	Equity	$45,975	$1,900	$(7)	$8,795	$322	$—
Foreign exchange forwards	Foreign currency	3,592	6	(36)	1,362	5	(8)
Bond futures	Interest rate	1	—	(1)	1,652	65	(73)
Cross currency swaps	Foreign currency	28	1	(1)	8	12	(12)
Interest rate swaps	Interest rate	1,047	11	(1)	87	29	(21)
Interest rate options	Interest rate	2,400	—	(19)	—	—	—
		$55,342	$1,927	$(83)	$13,436	$444	$(114)
1.The asset and liability balances are presented on a gross basis. Amounts are reported in “Other invested assets” and “Other liabilities” in the statements of financial position after the evaluation for rights of offset. See “Derivative Exposure” section of this note for further details.

Derivatives Designated as Hedging Instruments
The Company has designated and accounted for certain foreign exchange forwards and cross currency swaps as fair value hedges to protect a portion of the available-for-sale fixed maturity securities against changes in fair value due to changes in exchange rates.
For derivative instruments that were designated and qualified as fair value hedges, the gain or loss on the portion of the derivative instrument included in the assessment of hedge effectiveness and the offsetting gain or loss on the hedged item attributable to the hedged risk are recognized in the same line item in the statements of operations. The unrealized gain or loss attributable to changes in exchange rates on the available-for-sale fixed maturity securities that were designated as part of the hedge are reclassified out of OCI into “Investment related gains (losses)” in the statements of operations. The remaining change in unrealized gain or loss on the hedged item not associated with the risk being hedged remains as a component of OCI.
The following represents the financial statement location and amount of gains (losses) related to the derivatives and hedged items that qualify for fair value hedge accounting:

	Three Months Ended		Nine Months Ended
FOR THE PERIODS ENDED SEP. 30 US$ MILLIONS	2024	2023	2024	2023
Hedged items	$3	$39	$59	$39
Derivatives designated as hedging instruments	(3)	(34)	(58)	(34)
Investment related gains (losses)	$—	$5	$1	$5
Derivatives Not Designated as Hedging Instruments
The following represents the amount of gains (losses) related to the derivatives not designated as hedging instruments, recognized in “Investment related gains (losses)” on the statements of operations, except for equity-indexed options which are recognized in “Change in fair value of insurance-related derivatives and embedded derivatives”:

FOR THE PERIODS ENDED SEP. 30 US$ MILLIONS	Three Months Ended		Nine Months Ended
	2024	2023	2024	2023
Equity-indexed options	$434	$(85)	$819	$8
Foreign exchange forwards	(50)	2	(52)	39
Bond futures	2	(5)	7	(14)
Interest rate swaps	4	(1)	1	(1)
Interest rate options	(19)	78	(18)	78
	$371	$(11)	$757	$110

Derivative Exposure
The Company’s use of derivative instruments exposes it to credit risk in the event of non-performance by counterparties. The Company has a policy of only dealing with counterparties it believes are creditworthy and obtaining sufficient collateral where appropriate, as a means to mitigating the financial loss from defaults. The minimum credit rating of our counterparties is A- as of September 30, 2024 (December 31, 2023 – BBB), and all derivatives have been appropriately collateralized by the Company and the counterparties in accordance with the terms of the derivative agreements. The Company holds collateral in cash and notes secured by U.S. government-backed assets. The non-performance risk is the net counterparty exposure based on fair value of open contracts less fair value of collateral held. The Company maintains master netting agreements with its current active trading partners. A right of offset has been applied to cash collateral that supports credit risk and has been recorded in the statements of financial position as an offset to “Other invested assets” with an associated payable to “Other liabilities” for non-cash and excess collateral. A right of offset has also been applied to derivative assets and liabilities with the same counterparty under the same master netting agreement, and such derivative instruments are presented on a net basis in the statements of financial position.
Information regarding the Company’s exposure to credit loss on the derivatives it holds, including the effect of rights of offset, is presented below:

AS OF SEP. 30, 2024 US$ MILLIONS	Gross amount of derivative instruments[1]	Gross amounts offset in the statements of financial position[2]	Net amount presented on the statements of financial position	Collateral (received) pledged in cash[3]	Collateral (received) pledged in invested assets[3]	Exposure net of collateral
Derivative assets:
Equity-indexed options	$1,900	$(14)	$1,886	$(1,825)	$(21)	$40
Foreign exchange forwards	13	(5)	8	—	—	8
Cross currency swaps	3	(1)	2	—	—	2
Interest rate swaps	11	(1)	10	—	—	10
Total derivative assets	$1,927	$(21)	$1,906	$(1,825)	$(21)	$60

Derivative liabilities:
Equity-indexed options	$(7)	$7	$—	$—	$—	$—
Foreign exchange forwards	(54)	12	(42)	—	—	(42)
Bond futures	(1)	—	(1)	—	—	(1)
Cross currency swaps	(1)	1	—	—	—	—
Interest rate swaps	(1)	1	—	—	—	—
Interest rate options	(19)	—	(19)	—	—	(19)
Total derivative liabilities	$(83)	$21	$(62)	$—	$—	$(62)
1. Represents derivative assets and liabilities on a gross basis, which are not offset under enforceable master netting agreements that meet all offsetting criteria.
2. Represents netting of derivative exposures covered by qualifying master netting agreements.
3. Excludes a portion of collaterals held in cash and invested assets that are excess collateral. As of September 30, 2024, the Company held excess collateral of $24 million.

AS OF DEC. 31, 2023 US$ MILLIONS	Gross amount of derivative instruments[1]	Gross amounts offset in the statements of financial position[2]	Net amount presented on the statements of financial position	Collateral (received) pledged in cash[3]	Collateral (received) pledged in invested assets[3]	Exposure net of collateral
Derivative assets:
Equity-indexed options	$322	$—	$322	$(209)	$(17)	$96
Foreign exchange forwards	16	(4)	12	—	—	12
Bond futures	65	(65)	—	—	—	—
Cross currency swaps	12	(12)	—	—	—	—
Interest rate swaps	29	(21)	8	—	—	8
Total derivative assets	$444	$(102)	$342	$(209)	$(17)	$116

Derivative liabilities:
Foreign exchange forwards	$(8)	$4	$(4)	$—	$—	$(4)
Bond futures	(73)	65	(8)	—	—	(8)
Cross currency swaps	(12)	12	—	—	—	—
Interest rate swaps	(21)	21	—	—	—	—
Total derivative liabilities	$(114)	$102	$(12)	$—	$—	$(12)
1. Represents derivative assets and liabilities on a gross basis, which are not offset under enforceable master netting agreements that meet all offsetting criteria.
2. Represents netting of derivative exposures covered by qualifying master netting agreements.
3. Excludes a portion of collaterals held in cash and invested assets that are excess collateral. As of December 31, 2023, the Company held excess collateral of $4 million.

Embedded Derivatives
The fair values of embedded derivatives that have been separated from their host contracts, presented in the statements of financial position, are shown below:

AS OF US$ MILLIONS	Location in the statements of financial position	September 30, 2024		December 31, 2023
		Carrying Amount / Fair Value		Carrying Amount / Fair Value
		Assets	Liabilities	Assets		Liabilities
Modco arrangement	Reinsurance funds withheld	$10	$—	$(46)		$—
Indexed annuity and variable annuity product	Policyholders’ account balances	—	(1,771)	—		(1,104)
Funds withheld arrangement	Funds withheld for reinsurance liabilities	—	(116)	—	0	—
		$10	$(1,887)	$(46)		$(1,104)
The following represents the amount of gains (losses) related to embedded derivatives recorded in the statements of operations:

FOR THE PERIODS ENDED SEP. 30 US$ MILLIONS	Location in the statements of operations	Three Months Ended		Nine Months Ended
		2024	2023	2024	2023
Modco arrangement	Net investment results from reinsurance funds withheld	$(24)	$(2)	$252	$(12)
Indexed annuity and variable annuity product	Change in fair value of insurance-related derivatives and embedded derivatives	(572)	(46)	(866)	(180)
Funds withheld arrangement	Change in fair value of insurance-related derivatives and embedded derivatives	(82)	1	(116)	1
		$(678)	$(47)	$(730)	$(191)

NOTE 10. NET INVESTMENT INCOME AND INVESTMENT RELATED GAINS (LOSSES)
Net investment income is shown below:

FOR THE PERIODS ENDED SEP. 30 US$ MILLIONS	Three Months Ended		Nine Months Ended
	2024	2023	2024	2023
Available-for-sale fixed maturity securities	$701	$206	$1,566	$626
Equity securities	22	11	54	11
Mortgage loans	199	80	454	229
Private loans	52	11	116	46
Investment real estate	(7)	25	36	52
Real estate partnerships	(17)	7	(29)	14
Investment funds	82	58	269	122
Policy loans	6	11	18	11
Short-term investments	79	33	191	171
Other invested assets	147	—	281	—
Total net investment income	$1,264	$442	$2,956	$1,282

Net unrealized and realized investment gains (losses) are shown below:

FOR THE PERIODS ENDED SEP. 30 US$ MILLIONS	Three Months Ended		Nine Months Ended
	2024	2023	2024	2023
Available-for-sale fixed maturity securities	$(94)	$(22)	$(112)	$(90)
Equity securities	536	(69)	584	87
Mortgage loans	(26)	10	(37)	(2)
Private loans	(10)	—	(5)	(3)
Investment real estate	(12)	1	(29)	1
Real estate partnerships	—	—	—	—
Investment funds	(2)	(2)	11	(2)
Short-term investments and other invested assets[1]	(61)	84	(151)	103
Total investment related gains (losses)	$331	$2	$261	$94
1.Amounts for the three and nine months ended September 30, 2024 include an accounting loss related to a deemed settlement of a previously held reinsurance agreement between NER SPC and AEL. See Note 16 for details.

NOTE 11. FAIR VALUE OF FINANCIAL INSTRUMENTS
The carrying amount and fair value of financial instruments are shown below:

	September 30, 2024		December 31, 2023
AS OF US$ MILLIONS	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets
Available-for-sale fixed maturity securities	$52,133	$52,133	$18,777	$18,777
Equity securities[1]	3,819	3,819	3,663	3,663
Mortgage loans on real estate, net of allowance	12,300	12,337	5,962	5,683
Private loans, net of allowance	3,901	3,890	1,198	855
Policy loans	277	277	390	390
Short-term investments	4,377	4,377	3,115	3,115
Other invested assets:
Derivative assets	1,906	1,906	342	342
Separately managed accounts	98	98	105	105
Other[2]	996	995	58	58
Cash and cash equivalents	14,627	14,627	4,308	4,308
Reinsurance funds withheld[3]	1,532	1,532	7,248	7,248
Other assets – market risk benefit assets	758	758	34	34
Separate account assets[4]	1,302	1,302	1,189	1,189
Total financial assets	$98,026	$98,051	$46,389	$45,767
Financial liabilities
Policyholders’ account balances – embedded derivative	$1,771	$1,771	$1,104	$1,104
Market risk benefits	3,725	3,725	89	89
Other liabilities – derivative liabilities	62	62	12	12
Notes payable	178	178	174	174
Corporate and subsidiary borrowings	5,177	5,226	3,569	3,567
Separate account liabilities[4]	1,302	1,302	1,189	1,189
Total financial liabilities	$12,215	$12,264	$6,137	$6,135
1.Balance as of December 31, 2023 includes $424 million of private equity measured at cost less impairment, if any, as their fair values were not readily determinable and were therefore not subject to fair value hierarchy.
2.Balances include $435 million and $12 million of other invested assets not subject to fair value hierarchy as of September 30, 2024 and December 31, 2023, respectively. Balances exclude $1.8 billion and $209 million of derivative cash collaterals that are recorded as an offset to “Other invested assets” in the statements of financial position and are also not included in fair value hierarchy as of September 30, 2024 and December 31, 2023, respectively (refer to “Derivative Exposure” section of Note 9 for details).
3.Balances include $1.5 billion and $7.3 billion of assets not subject to fair value hierarchy as of September 30, 2024 and December 31, 2023, respectively.
4.Balances include $22 million and $26 million of assets, and corresponding liabilities, that are not subject to fair value hierarchy as of September 30, 2024 and December 31, 2023, respectively.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability. A fair value hierarchy is used to determine fair value based on a hypothetical transaction as of the measurement date from the perspective of a market participant. The Company has evaluated the types of securities in its investment portfolio to determine an appropriate hierarchy level based upon trading activity and the observability of market inputs. The classification of assets or liabilities within the fair value hierarchy is based on the lowest level of significant input to its valuation. The input levels are defined as follows:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities
Level 2
Quoted prices in markets that are not active or inputs that are observable directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities other than quoted prices in Level 1; quoted prices in markets that are not active; or other inputs that are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3
Unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets or liabilities. Unobservable inputs reflect the Company’s own assumptions about the assumptions that market participants would use in pricing the asset or liability. Level 3 assets and liabilities include financial instruments whose values are determined using pricing models and third-party evaluation, as well as instruments for which the determination of fair value requires significant management judgment or estimation

Valuation Techniques for Assets and Liabilities Recorded at Fair Value

Available-for-sale fixed maturity securities — The Company utilizes pricing services to estimate fair value measurements. The fair value for available-for-sale fixed maturity securities that are disclosed as Level 1 measurements are based on unadjusted quoted market prices for identical assets that are readily available in an active market. The estimates of fair value for most available-for-sale fixed maturity securities, including municipal bonds, provided by the pricing service are disclosed as Level 2 measurements as the estimates are based on observable market information rather than market quotes. The pricing service utilizes market quotations for available-for-sale fixed maturity securities that have quoted prices in active markets. Since available-for-sale fixed maturity securities generally do not trade on a daily basis, the pricing service prepares estimates of fair value measurements for these securities using its proprietary pricing applications, which include available relevant market information, benchmark curves, benchmarking of like securities, sector groupings and matrix pricing. Additionally, an option adjusted spread model is used to develop prepayment and interest rate scenarios.
The pricing service evaluates each asset class based on relevant market information, credit information, perceived market movements and sector news. The market inputs utilized in the pricing evaluation, listed in the approximate order of priority, include: benchmark yields, reported trades, pricing source quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, reference data, and economic events. The extent of the use of each market input depends on asset class and the market conditions. Depending on the security, the priority of the use of inputs may change or some market inputs may not be relevant. For some securities, additional inputs may be necessary.
The Company has reviewed the inputs and methodology used and the techniques applied by the pricing service to produce quotes that represent the fair value of a specific security. The review confirms that the pricing service is utilizing information from observable transactions or a technique that represents a market participant’s assumptions. The Company does not adjust quotes received from the pricing service. The pricing service utilized by the Company has indicated that they will only produce an estimate of fair value if there is objectively verifiable information available.
The Company holds a small amount of private placement debt and available-for-sale fixed maturity securities that have characteristics that make them unsuitable for matrix pricing. For these securities, a quote from an independent pricing source (typically a market maker) is obtained. Due to the disclaimers on the quotes that indicate the price is indicative only, the Company includes these fair value estimates in Level 3.
For securities priced using a quote from an independent pricing source, such as certain available-for-sale fixed maturity securities, the Company uses a market-based fair value analysis to validate the reasonableness of prices received. Price variances above a certain threshold are analyzed further to determine if any pricing issue exists. This analysis is performed quarterly.

Equity securities — For publicly-traded equity securities, prices are received from a nationally recognized pricing service that are based on observable market transactions, and these securities are classified as Level 1 measurements. For certain preferred stock, current market quotes in active markets are unavailable. In these instances, an estimated fair value is received from the pricing service. The service utilizes similar methodologies to price preferred stocks as it does for available-for-sale fixed maturity securities. If applicable, these estimates are disclosed as Level 2 or Level 3 measurements, depending on the use of at least one significant unobservable input. The Company tests the accuracy of the information provided by reference to other services annually.
Short-term investments — Short-term investments include fixed maturity securities with original maturities of over 90 days and less than one year at the date of acquisition, some of which are disclosed as Level 1 measurements as their fair values are based on unadjusted quoted market prices for identical assets that are readily available in an active market. Short-term investments also include commercial paper rated A2 or P2 or better by Standard & Poor’s and Moody’s, respectively, as well as certain private loans with original maturities of less than one year at the date of acquisition and amounts loaned under reverse repurchase agreements. Commercial paper, short-term private loans and amounts loaned under reverse repurchase agreements are carried at amortized cost which approximates fair value. These investments are classified as Level 2 or Level 3 measurements, depending on the use of at least one significant unobservable input.
Investment real estate and real estate partnerships — The fair values of residential real estate investments held through consolidation of investment company VIEs are initially recorded based on the cost to purchase the properties and subsequently recorded at fair value on a recurring basis and falls within Level 3 of the fair value hierarchy. The fair value of the residential real estate properties was determined using broker price opinions (“BPO”). A BPO is an appraisal methodology commonly used in the industry to estimate net proceeds from the sale of a home. The significant inputs into the valuation include market comparable home sales, age and size of the home, location and property conditions.
For certain of the Company’s interest in unconsolidated variable interest entities, the Company elected the fair value option in accordance with ASC 825. The fair value of such interest is derived using discounted cash flow methodology and falls within Level 3 of the fair value hierarchy.
Certain of the Company’s consolidated variable interest entities that are fair valued on a recurring basis invest in limited liability companies (“LLC”) that invest in operating entities which hold multi-family real estate properties. The fair value of the LLCs is obtained from a third party and is based on the fair value of the underlying real estate held by the various operating entities. The real estate is initially calculated based on the cost to purchase the properties and subsequently calculated based on a discounted cash flow methodology. Such investments are classified as Level 3 measurements.
Investment funds — The Company owns certain investments in infrastructure LLCs through a consolidated VIE that is measured at fair value on a recurring basis. We initially recorded the investment at the cost to purchase the investment and subsequently recorded based on a discounted cash flow methodology. Investment funds that are fair valued are classified as Level 3 measurements. Certain LP funds are measured at estimated fair value using NAV as a practical expedient.
Other invested assets — The Company holds interest in an investment company limited partnership, which invests in residual tranche investments, and is a consolidated VIE. The investment was initially recorded at cost and will subsequently be recorded at fair value using discounted cash flow methodology and falls within Level 3 of the fair value hierarchy.
Separate account assets and liabilities — The separate account assets included on the quantitative disclosures fair value hierarchy table are comprised of short-term investments, equity securities, and available-for-sale fixed maturity. Equity securities are classified as Level 1 measurements. Short-term investments and available-for-sale fixed maturity securities are classified as Level 2 measurements. These classifications for separate account assets reflect the same fair value level methodologies as listed above as they are derived from the same vendors and follow the same process.
The separate account assets also include cash and cash equivalents, investment funds, accrued investment income, and receivables for securities. These are not included in the quantitative disclosures of fair value hierarchy table.
Reinsurance funds withheld – embedded derivatives — Valuation model is based on quoted prices of similar, traded securities in active markets. For example, interest rates and yield curves observed at commonly quoted intervals, implied volatility, credit spread and market-corroborated inputs.

Market risk benefits — MRBs are valued using stochastic models that incorporate a spread reflecting our non-performance risk. The key assumptions for calculating the fair value of the MRBs are market assumptions such as equity market returns, interest rate levels, market volatility and correlations and policyholder behavior assumptions such as lapse, mortality, utilization and withdrawal patterns. Risk margins are included in the policyholder behavior assumptions. The assumptions are based on a combination of historical data and actuarial judgment. MRBs are classified as Level 3 fair value measurements as the fair value is based on unobservable inputs. The following significant unobservable inputs are used for measuring the fair value:
•Utilization – The utilization assumption represents the percentage of policyholders who will elect to receive lifetime income benefit payments in a given year. The range and weighted average of this assumption can vary from year to year depending on the characteristics of policies in a given cohort within the rate.
•Option budget – The option budget assumption represents the expected cost of annual call options we will purchase in the future.
•Non-performance risk – The non-performance risk assumption impacts the discount rate used in the discounted future cash flow valuation and includes the Company’s own credit risk based on the current market credit spreads for debt-like instruments the Company has issued and are available in the market. Additionally, the non-performance risk assumption includes the counterparty credit risk used in the fair value measurement of ceded market risk benefits which is determined using the current market credit spreads based on the counterparty credit rating.
•Mortality rates – The mortality rate assumptions are set based on a combination of company and industry experience, adjusted for improvement factors. Mortality rates vary by age and by demographic characteristics such as gender.
•Lapse rates – The lapse rate assumptions represent the expected rate of full surrenders which are set based on product type or feature and whether a policy is subject to surrender charges.
Derivative assets and liabilities:
•Foreign currency forward contracts – discounted cash flow model – forward exchange rates (from observable forward exchange rates at the end of the reporting period); discounted at a credit adjusted rate.
•Interest rate contracts – discounted cash flow model – forward interest rates (from observable yield curves) and applicable credit spreads discounted at a credit adjusted rate.
•Equity-index options – valued using industry accepted valuation models and are adjusted for the non-performance risk of each counterparty net of any collateral held. Inputs include market volatility and risk free interest rates and are used in income valuation techniques in arriving at a fair value for each option contract. The non-performance risk for each counterparty is based upon its credit default swap rate. The Company has no performance obligations related to the equity-index options purchased to fund its fixed index annuity and equity-indexed universal life policy liabilities. Certain equity-index options are valued based on vendor sourced prices and are classified as Level 3 measurements due to the use of significant unobservable inputs used by the vendor.
Policyholders’ account balances – embedded derivatives — The fair value of the embedded derivative component of the Company’fixed index annuity and equity-indexed universal life policyholder’s account balances is estimated at each valuation date by (i) projecting policy contract values and minimum guaranteed contract values over the expected lives of the contracts and (ii) discounting the excess of the projected contract value amounts at the applicable risk free interest rates adjusted for the Company’s non-performance risk related to those liabilities. The following significant unobservable inputs are used for measuring the fair value: (i) Option budget; (ii) Lapse rates; and (iii) Non-performance risk. For the details of these significant unobservable inputs, refer to significant unobservable inputs for “Market risk benefits”.
Funds withheld for reinsurance liabilities – embedded derivatives — The fair value of the embedded derivative is estimated based on the fair value of the assets supporting the funds withheld payable under modified coinsurance and funds withheld coinsurance reinsurance agreements. The fair value of the embedded derivative is classified as Level 3 based on valuation methods used for the assets held supporting the reinsurance agreements.
Separately managed accounts — The separately managed account manager uses the mid-point of a range from a third-party to price these securities. Discounted cash flows (yield analysis) and market transactions approach are used in the valuation. They use discount rates which is considered an unobservable input.
The fair value hierarchy measurements of the assets and liabilities recorded at fair value are shown below:

	Assets and Liabilities Recorded at Fair Value by Hierarchy Level
AS OF SEP. 30, 2024 US$ MILLIONS	Total Fair Value	Level 1	Level 2	Level 3
Financial assets
Available-for-sale fixed maturity securities:
U.S. treasury and government	$410	$354	$56	$—
U.S. states and political subdivisions	3,468	—	3,408	60
Foreign governments	792	—	792	—
Corporate debt securities	36,202	—	32,997	3,205
Residential mortgage-backed securities	1,339	—	1,315	24
Commercial mortgage-backed securities	3,528	—	3,483	45
Collateralized debt securities	6,394	—	3,783	2,611
Total fixed maturity, available-for-sale	52,133	354	45,834	5,945
Equity securities:
Common stock	3,440	2,872	2	566
Preferred stock	375	39	252	84
Private equity and other	4	—	—	4
Total equity securities	3,819	2,911	254	654
Investment real estate[1]	1,282	—	—	1,282
Real estate partnerships[1,2]	1,447	—	—	1,447
Investment funds[1,3]	115	—	—	115
Short-term investments	4,377	2,955	619	803
Other invested assets:
Derivative assets	1,906	—	1,641	265
Separately managed accounts	98	—	—	98
Other	560	—	—	560
Cash and cash equivalents	14,627	14,627	—	—
Reinsurance funds withheld – embedded derivative	10	—	—	10
Premiums due and other receivables – derivative asset	22	—	22	—
Other assets – market risk benefit assets	758	—	—	758
Separate account assets	1,280	201	1,079	—
Total financial assets	$82,434	$21,048	$49,449	$11,937
Financial liabilities
Policyholders’ account balances – embedded derivative	$1,771	$—	$—	$1,771
Market risk benefits	3,725	—	—	3,725
Funds withheld for reinsurance liabilities – embedded derivative	116	—	—	116
Other liabilities – derivative liabilities	62	1	61	—
Separate account liabilities	1,280	201	1,079	—
Total financial liabilities	$6,954	$202	$1,140	$5,612
1.Balances represent financial assets that are fair valued as a result of consolidation of investment company VIE in accordance with ASC 946.
2.Balances represent financial assets that are fair valued in accordance with ASC 825.
3.Balance for investment funds excludes those measured at estimated fair value using net asset value (“NAV”) per share as a practical expedient. As of September 30, 2024 and December 31, 2023, the estimated fair values of investment funds measured at NAV as a practical expedient were $426 million and nil, respectively.

	Assets and Liabilities Recorded at Fair Value by Hierarchy Level
AS OF DEC. 31, 2023 US$ MILLIONS	Total Fair Value	Level 1	Level 2	Level 3
Financial assets
Available-for-sale fixed maturity securities:
U.S. treasury and government	$497	$442	$55	$—
U.S. states and political subdivisions	670	—	670	—
Foreign governments	614	—	614	—
Corporate debt securities	14,592	—	12,314	2,278
Residential mortgage-backed securities	376	—	376	—
Commercial mortgage-backed securities	726	—	696	30
Collateralized debt securities	1,302	—	961	341
Total fixed maturity, available-for-sale	18,777	442	15,686	2,649
Equity securities:
Common stock	3,073	2,682	—	391
Preferred stock	121	37	—	84
Private equity and other	45	—	—	45
Total equity securities	3,239	2,719	—	520
Short-term investments	3,115	1,948	40	1,127
Other invested assets:
Derivative assets	342	—	115	227
Separately managed accounts	105	—	—	105
Other	46	—	—	46
Cash and cash equivalents	4,308	4,264	44	—
Reinsurance funds withheld – embedded derivative	(46)	—	—	(46)
Other assets – market risk benefit assets	34	—	—	34
Separate account assets	1,163	405	758	—
Total financial assets	$31,083	$9,778	$16,643	$4,662
Financial liabilities
Policyholders’ account balances – embedded derivative	$1,104	$—	$232	$872
Market risk benefits	89	—	—	89
Other liabilities – derivative liabilities	12	8	4	—
Separate account liabilities	1,163	405	758	—
Total financial liabilities	$2,368	$413	$994	$961

Fair Value Information About Financial Instruments Not Recorded at Fair Value
Information about fair value estimates for financial instruments not recorded at fair value is discussed below:
Mortgage loans — The fair value of mortgage loans is estimated using discounted cash flow analyses on a loan-by-loan basis by applying a discount rate to expected cash flows from future installment and balloon payments. The discount rate takes into account general market trends and specific credit risk trends for the individual loan. Factors used to arrive at the discount rate include inputs from spreads based on U.S. Treasury notes and the loan’s credit quality, region, property-type, lien priority, payment type and current status.
Private loans — The fair value of private loans is estimated using discounted cash flow analyses on a loan-by-loan basis by applying a discount rate to expected cash flows from future installment and balloon payments. The discount rate takes into account general market trends and specific credit risk trends for the individual loan.
Policy loans — The carrying value of policy loans is the outstanding balance plus any accrued interest. Due to the collateralized nature of policy loans such that they cannot be separated from the policy contracts, the unpredictable timing of repayments and the fact that settlement is at outstanding value, the carrying value of policy loans approximates fair value.
Other invested assets — The common stock of Federal Home Loan Banks (“FHLB”) is carried at cost which approximates fair value. The fair value of the company-owned life insurance (“COLI”) is equal to the cash surrender value of the policies.
Corporate and subsidiary borrowings — Corporate and subsidiary borrowings are carried at outstanding principal balance. Fair values for subordinated debentures are estimated using discounted cash flow calculations principally based on observable inputs including the Company’s incremental borrowing rates, which reflect its credit rating, for similar types of borrowings with maturities consistent with those remaining for the debt being valued.
Notes payable — Notes payable are carried at outstanding principal balance. For a majority of the notes, the carrying value of the notes payable approximates fair value because the underlying interest rates approximate market rates at the reporting date.
Policyholder’s account balances & deposit assets excluding embedded derivative — The fair values of the policyholder’s account balances not involving significant mortality or morbidity risks are stated at the cost we would incur to extinguish the liability (i.e., the cash surrender value) as these contracts are generally issued without an annuitization date. The coinsurance deposits related to the annuity benefit reserves have fair values determined in a similar fashion. For period-certain annuity benefit contracts, the fair value is determined by discounting the benefits at the interest rates currently in effect for newly issued immediate annuity contracts. All of the fair values presented within these categories fall within Level 3 of the fair value hierarchy as most of the inputs are unobservable market data.
Policy and contract claims – FHLB — The fair values of the Company's funding agreements with the FHLB are estimated using discounted cash flow calculations based on interest rates currently being offered for similar agreements with similar maturities.

The carrying amount and estimated fair value of financial instruments not recorded at fair value are shown below. The table below excludes cash and cash equivalents and accrued investment income, which are recorded at amortized cost in the statements of financial position, as their carrying amounts approximate the fair values due to their short-term nature.

AS OF SEP. 30, 2024 US$ MILLIONS	Carrying Amount	Fair Value	FV Hierarchy Level
			Level 1	Level 2	Level 3
Financial assets
Mortgage loans on real estate, net of allowance	$12,300	$12,337	—	—	12,337
Private loans, net of allowance	3,901	3,890	—	144	3,746
Policy loans	277	277	—	—	277
Deposit assets	14,527	13,463	—	—	13,463
Other invested assets, excluding derivatives and separately managed accounts	435	435	—	403	32
Total financial assets	$31,440	$30,402
Financial liabilities
Policyholders’ account balances – investment contracts, excluding embedded derivative	$78,107	$78,107	—	—	78,107
Corporate and subsidiary borrowings	5,177	5,226	130	258	4,838
Notes payable	178	178	—	—	178
Total financial liabilities	$83,462	$83,511

AS OF DEC. 31, 2023 US$ MILLIONS	Carrying Amount	Fair Value	FV Hierarchy Level
			Level 1	Level 2	Level 3
Financial assets
Mortgage loans on real estate, net of allowance	$5,962	$5,683	—	—	5,683
Private loans, net of allowance	1,198	855	—	—	855
Policy loans	390	390	—	—	390
Other invested assets, excluding derivatives and separately managed accounts	12	12	—	—	12
Total financial assets	$7,562	$6,940
Financial liabilities
Policyholders’ account balances – investment contracts, excluding embedded derivative	$21,627	$20,098	—	6,001	14,097
Corporate and subsidiary borrowings	3,569	3,567	133	249	3,185
Notes payable	174	174	—	—	174
Total financial liabilities	$25,370	$23,839

For financial assets and financial liabilities measured at fair value on a recurring basis using Level 3 inputs during the periods, reconciliations of the beginning and ending balances are shown below:

	Assets			Liabilities
FOR THE PERIODS ENDED SEP. 30, 2024 US$ MILLIONS	Invested assets[1]	Derivative assets	Reinsurance funds withheld – embedded derivative	Policyholders’ account balances – embedded derivative	Funds withheld for reinsurance liabilities – embedded derivative
Balance as of January 1, 2024	$4,447	$227	$(46)	$(872)	$—
Acquisition from business combination	4,288	—	—	—	—
Derecognition[2]	—	—	(196)	—	—
Fair value changes in net income	157	81	276	(325)	(34)
Fair value changes in other comprehensive income	27	—	—	—	—
Purchases	3,421	74	—	—	—
Sales	(3,316)	—	—	—	—
Settlements or maturities	(9)	(128)	—	30	—
Premiums less benefits	—	—	—	(29)	—
Transfers into Level 3	64	—	—	—	—
Transfers out of Level 3	(58)	—	—	—	—
Balance as of June 30, 2024	$9,021	$254	$34	$(1,196)	$(34)
Fair value changes in net income	6	41	(24)	(533)	(82)
Fair value changes in other comprehensive income	108	—	—	—	—
Purchases	2,072	37	—	—	—
Sales	(177)	—	—	—	—
Settlements or maturities	—	(67)	—	—	—
Premiums less benefits	—	—	—	(42)	—
Transfers into Level 3	69	—	—	—	—
Transfers out of Level 3	(195)	—	—	—	—
Balance as of September 30, 2024	$10,904	$265	$10	$(1,771)	$(116)
1.Balance includes separately managed accounts.
2.See Note 16 for the details of effective settlement of a reinsurance arrangement, resulting in the derecognition of reinsurance funds withheld.

	Assets			Liabilities
FOR THE PERIODS ENDED SEP. 30, 2023 US$ MILLIONS	Invested assets[1]	Derivative assets	Reinsurance funds withheld – embedded derivative	Policyholders’ account balances – embedded derivative
Balance as of January 1, 2023	$2,489	$121	$154	$(726)
Fair value changes in net income	(292)	72	(28)	(101)
Fair value changes in other comprehensive income	77	—	—	—
Purchases	2,188	60	—	—
Sales	(353)	—	—	—
Settlements or maturities	—	(38)	—	—
Premiums less benefits	—	—	—	18
Balance as of June 30, 2023	$4,109	$215	$126	$(809)
Fair value changes in net income	(2)	(32)	(2)	23
Fair value changes in other comprehensive income	315	—	—	—
Purchases	775	38	—	—
Sales	(1,772)	—	—	—
Settlements or maturities	—	(46)	—	—
Premiums less benefits	—	—	—	(39)
Balance as of September 30, 2023	$3,425	$175	$124	$(825)
1.Balance includes separately managed accounts.
There were no transfers between Level 1 or Level 2 during the periods presented. Transfers into and out of Level 3 for the periods ended September 30, 2024 were primarily the result of changes in observable pricing. The Company’s valuation of financial instruments categorized as Level 3 in the fair value hierarchy are based on valuation techniques that use significant inputs that are unobservable or had a decline in market activity that obscured observability. The indicators considered in determining whether a significant decrease in the volume and level of activity for a specific asset has occurred include the level of new issuances in the primary market, trading volume in the secondary market, the level of credit spreads over historical levels, applicable bid-ask spreads, and price consensus among market participants and other pricing sources. Level 3 assets and liabilities include financial instruments whose values are determined using pricing models and discounted cash flow methodology based on spread/yield assumptions.

The following summarizes the valuation techniques and unobservable inputs of the Level 3 fair value measurements:

Type of Asset	Valuation Techniques	Significant Unobservable Inputs
Available-for-sale fixed maturity securities	Corporate debt securities •Discounted cash flows (yield analysis) •Income approach •Price at cost	Corporate debt securities •Contractual cash flows •Duration •Call provisions •Weighted-average life •Risk premium •Coupon rate
	Other asset-backed securities •Discounted cash flows	Other asset-backed securities •Discount rate •Weighted average life
	Collateralized debt securities •Broker quotes •Income approach	Collateralized debt securities •Contractual cash flows •Weighted-average coupon and maturity •Collateral type •Loss severity •Geography
Common stock, preferred stock and private equity	•Broker quotes •Income approach •Current Value Method (“CVM”) •Guideline public company method[1]	•Security structure •Last Twelve Months (“LTM”) Revenue Multiple[2] •Next Calendar Year (“NCY”) Revenue Multiple[3] •LTM EBITDA Multiple[4] •NCY +1 EBITDA Multiple[5]
Investment real estate, real estate partnerships	Fair value option under ASC 825 •Discounted cash flows	Fair value option under ASC 825 •Discount rate •Terminal capitalization rate •Investment horizon (years)
	Investment company VIE under ASC 946 •Broker price opinions (“BPOs”)	Investment company VIE under ASC 946 •Market comparable home sales •Age and size of the home •Location and property conditions
Separately managed accounts	Common stock and warrants •Guideline public company method[1] •Option pricing method •CVM	Common stock and warrants •LTM Revenue Multiple[2] •NCY Revenue Multiple[3] •LTM EBITDA Multiple[4] •NCY +1 EBITDA Multiple[5] •Term •Volatility •Discount for lack of marketability (“DLOM”)
	Preferred stock •Guideline public company method[1] •CVM	Preferred stock •LTM Revenue Multiple[2] •NCY Revenue Multiple[3] •LTM EBITDA Multiple[4] •NCY +1 EBITDA Multiple[5]
	Fixed income •Discounted cash flows (yield analysis) •Market transactions approach •CVM •Cost	Fixed income •Discount rate •NCY EBITDA
1.Guideline public company method uses price multiples from data on comparable public companies. Multiples are then adjusted to account for differences between what is being valued and comparable firms.
2.LTM Revenue Multiple valuation metric shows revenue for the past 12-month period.
3.NCY Revenue Multiple shows forecast revenue over the next calendar year.
4.LTM EBITDA Multiple shows earnings before interest, taxes, depreciation and amortization (“EBITDA”) for the past 12-month period.
5.NCY +1 EBITDA Multiple shows forecasted EBITDA expected to be achieved over the next calendar year.

NOTE 12. REINSURANCE
Following the effective settlement of a reinsurance arrangement between NER SPC and AEL (see Note 16 for details), the Company’s reinsurance assumed exposure is principally limited to the amounts of reinsurance funds withheld and associated deposit liability based on deposit accounting, as presented in the statements of financial position.
The Company also reinsures its business through a diversified group of reinsurers. The Company remains liable to the extent its reinsurers do not meet their obligations under the reinsurance agreements. The Company monitors trends in arbitration and any litigation outcomes with its reinsurers. Collectability of reinsurance balances is evaluated by monitoring ratings and the financial strength of its reinsurers. The effect of reinsurance on the applicable line items on Company’s statements of operations are as follows:

FOR THE PERIODS ENDED SEP. 30 US$ MILLIONS	Three Months Ended		Nine Months Ended
	2024	2023	2024	2023
Premiums earned:
Gross amounts, including reinsurance assumed	$1,746	$1,220	$5,896	$3,748
Reinsurance ceded	(581)	(307)	(1,684)	(936)
Net amount	$1,165	$913	$4,212	$2,812

Other policy revenue:
Gross amounts, including reinsurance assumed	$188	$106	$503	$306
Reinsurance ceded	29	—	26	—
Net amount	$217	$106	$529	$306

Policyholder benefits and claims incurred:
Gross amounts, including reinsurance assumed	$(1,879)	$(1,085)	$(5,621)	$(3,302)
Reinsurance ceded	649	215	1,462	557
Net amount	$(1,230)	$(870)	$(4,159)	$(2,745)

Interest sensitive contract benefits:
Gross amounts, including reinsurance assumed	$(632)	$(195)	$(1,442)	$(598)
Reinsurance ceded	75	106	278	266
Net amount	$(557)	$(89)	$(1,164)	$(332)

Change in fair value of market risk benefits:
Gross amounts, including reinsurance assumed	$(257)	$73	$(449)	$81
Reinsurance ceded	50	—	43	—
Net amount	$(207)	$73	$(406)	$81
Effective July 1, 2024, several ANGI subsidiaries entered into a coinsurance reinsurance agreement with a strong rated counterparty, whereby these subsidiaries ceded a diversified block of life business representing $3.4 billion of insurance liabilities, which is recorded within “Reinsurance recoverables and deposit assets” on the statements of financial position.
Furthermore, certain of the Company’s subsidiaries have intercompany reinsurance agreements with its wholly owned reinsurance companies, some of which are captive reinsurance companies. All intercompany balances arising from such intercompany reinsurance agreements are eliminated in full on consolidation.

NOTE 13. SEPARATE ACCOUNT ASSETS AND LIABILITIES
The following table presents the change of the Company’s separate account assets and liabilities:

AS OF AND FOR THE NINE MONTHS ENDED SEP. 30 US$ MILLIONS	2024	2023
Balance, beginning of period	$1,189	$1,045
Additions (deductions):
Policyholder deposits	55	59
Net investment income	19	18
Net realized capital gains on investments	156	78
Policyholder benefits and withdrawals	(103)	(96)
Net transfer from (to) general account	(4)	(6)
Policy charges	(10)	(8)
Total changes	113	45
Balance, end of period	$1,302	$1,090

NOTE 14. DEFERRED POLICY ACQUISITION COSTS, DEFERRED SALES INDUCEMENTS AND VALUE OF BUSINESS ACQUIRED
The following tables present a rollforward of deferred policy acquisition costs (“DAC”), deferred sales inducements (“DSI”) and value of business acquired (“VOBA asset”) for the periods indicated:

AS OF AND FOR THE NINE MONTHS ENDED SEP. 30, 2024 US$ MILLIONS	Annuity	Life	P&C	Total
DAC:
Balance, beginning of period	$1,314	$217	$171	$1,702
Additions	504	82	376	962
Derecognition[1]	(1,129)	—	—	(1,129)
Amortization	(47)	(13)	(349)	(409)
Net change	(672)	69	27	(576)
Balance, end of period	$642	$286	$198	$1,126
DSI:
Balance, beginning of period	$257	$—	$—	$257
Additions	236	—	—	236
Derecognition[1]	(246)	—	—	(246)
Amortization	(7)	—	—	(7)
Net change	(17)	—	—	(17)
Balance, end of period	$240	$—	$—	$240
VOBA asset:
Balance, beginning of period	$40	$301	$168	$509
Acquisition from business combination[2]	9,321	—	—	9,321
Derecognition[3]	—	(250)	—	(250)
Amortization	(331)	(17)	(103)	(451)
Net change	8,990	(267)	(103)	8,620
Balance, end of period	$9,030	$34	$65	$9,129
Total DAC, DSI and VOBA asset	$9,912	$320	$263	$10,495
1.See Note 16 for the details of effective settlement of a reinsurance arrangement, resulting in the derecognition of DAC and DSI.
2.See Note 16 for the details of the measurement period adjustment to VOBA asset included within this amount, which was recognized upon the Company’s acquisition of AEL in May 2024.
3.See Note 12 for details of a reinsurance transaction in relation to the Company’s Life business at ANGI, resulting in the derecognition of a portion of VOBA asset recognized upon the Company’s acquisition of American National in May 2022.

AS OF AND FOR THE NINE MONTHS ENDED SEP. 30, 2023 US$ MILLIONS	Annuity	Life	P&C	Total
DAC:
Balance, beginning of period	$886	$86	$124	$1,096
Additions	483	116	355	954
Amortization	(56)	(13)	(314)	(383)
Net change	427	103	41	571
Balance, end of period	$1,313	$189	$165	$1,667
DSI:
Balance, beginning of period	$85	$—	$—	$85
Additions	179	—	—	179
Amortization	(6)	—	—	(6)
Net change	173	—	—	173
Balance, end of period	$258	$—	$—	$258
VOBA asset:
Balance, beginning of period	$26	$310	$68	$404
Additions	18	18	—	36
Amortization	(1)	(18)	(44)	(63)
Net change	17	—	(44)	(27)
Balance, end of period	$43	$310	$24	$377
Total DAC, DSI and VOBA asset	$1,614	$499	$189	$2,302
The following table provides the projected VOBA asset amortization expenses for a five-year period and thereafter as of September 30, 2024:

Years	US$ MILLIONS
2024[1]	$193
2025	627
2026	569
2027	513
2028	470
Thereafter	6,757
Total amortization expense	$9,129
1.Expected amortization for the remainder of 2024.

NOTE 15. INTANGIBLE ASSETS
The components of definite-lived and indefinite-lived intangible assets are as follows. Refer to Note 14 for VOBA asset, which is an actuarial intangible asset arising from a business combination.

	September 30, 2024			December 31, 2023
AS OF US$ MILLIONS	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Definite-lived intangible assets:
Distributor relationships	$1,506	$(27)	$1,479	$28	$—	$28
Trade name	71	(6)	65	24	(2)	22
Unpaid claims reserve intangible asset	103	(30)	73	104	(5)	99
Software and other	76	(10)	66	32	(2)	30
Total definite-lived intangible assets	1,756	(73)	1,683	188	(9)	179
Indefinite-lived intangible assets:
Insurance licenses	71	—	71	56	—	56
Total	$1,827	$(73)	$1,754	$244	$(9)	$235
No impairment expenses of intangible assets were recognized for the nine months ended September 30, 2024 and 2023. The Company estimates that its intangible assets do not have any significant residual value in determining their amortization. Amortization expenses were $31 million and $66 million for the three and nine months ended September 30, 2024 respectively, and nil and $1 million for the three and nine months ended September 30, 2023 respectively.
The following table outlines the estimated future amortization expense related to definite-lived intangible assets held as of September 30, 2024.

Years	US$ MILLIONS
2024[1]	$31
2025	113
2026	105
2027	90
2028	80
Thereafter	1,264
Total amortization expense	$1,683
1.Expected amortization for the remainder of 2024.

NOTE 16. ACQUISITION
Acquisition of American Equity Investment Life Holdings Company
On May 2, 2024, the Company, through its subsidiary American National, completed the acquisition of AEL, an Iowa corporation, by acquiring all of AEL’s issued and outstanding common stock not already owned for a total consideration of approximately $4.0 billion comprised of $2.5 billion in cash and $1.1 billion of stock consideration in the form of class A limited voting shares of Brookfield Asset Management Ltd. (“BAM Shares”). The remaining consideration primarily relates to the previously held equity interest in AEL prior to the acquisition as well as the effective settlement of previously held reinsurance agreement between AEL and NER SPC.
Accounting for the acquisition of AEL is not finalized, and there remains some measurement uncertainty on the acquisition valuation, which is pending completion of a comprehensive evaluation of the net assets acquired, including but not limited to identifiable intangible assets, deferred income tax assets, and policyholders’ account balances. The financial statements as of September 30, 2024 reflect management’s current best estimate of the purchase price allocation. Final valuation of the assets acquired and liabilities assumed and the completion of the purchase price allocation will occur by the second quarter of 2025. As a result, the excess of the purchase price over the fair value of net assets acquired, representing goodwill of $630 million as of September 30, 2024 may be adjusted in future periods. Goodwill recognized is not deductible for income tax purposes.
Subsequent to the acquisition, on May 7, 2024, American National completed a downstream merger with AEL and changed its name to American National Group Inc. (“ANGI”) and reincorporated as a Delaware corporation.
The acquired business operations of AEL, which are now part of ANGI, contributed revenues of $1.3 billion and a net loss of $204 million to the Company for the period from May 2, 2024 to September 30, 2024. Had the acquisition occurred on January 1, 2023, the consolidated unaudited pro forma revenue and net profit (loss) would be: (i) $3.0 billion and $65 million, respectively, for the three months ended September 30, 2024; (ii) $9.2 billion and $1.3 billion, respectively, for the nine months ended September 30, 2024; (iii) $2.2 billion and $118 million, respectively, for the three months ended September 30, 2023; and (iv) $6.5 billion and $319 million, respectively, for the nine months ended September 30, 2023. The pro forma amounts have been calculated using the subsidiary’s results and adjusting them for the revised depreciation and amortization that would have been charged assuming the fair value adjustments to investments, property and equipment and intangible assets had applied from January 1, 2023, together with the consequential tax effects.
Management’s current best estimate of the purchase price allocation reflects the inclusion of updated mortality, base lapse and utilization assumptions related to AEL’s market risk benefits liability as part of its annual assumptions review which took place in the third quarter of 2024. This resulted in a $45 million increase in both the VOBA asset and market risk benefits liability.

The following summarizes the consideration transferred, fair value of assets acquired and liabilities assumed as of the acquisition date:

US$ MILLIONS
Fair value of consideration transferred:
Cash	$2,525
BAM Shares transferred by the Company	1,111
Fair value of the Company’s pre-existing reinsurance agreement effectively settled	(541)
Fair value of the Company’s pre-existing interest in AEL	897
Total	$3,992
Assets acquired:
Investments	$42,960
Cash and cash equivalents	13,367
Accrued investment income	414
Value of business acquired	9,321
Reinsurance recoverables and deposit assets	6,851
Property and equipment	42
Intangible assets	1,580
Other assets	668
Total assets acquired	75,203
Liabilities assumed:
Future policy benefits	310
Policyholders’ account balances	61,473
Market risk benefits	3,023
Notes payable	768
Subsidiary borrowings	84
Funds withheld for reinsurance liabilities	3,371
Other liabilities	2,099
Total liabilities assumed	71,128
Less: Non-controlling interest	713
Net assets acquired	3,362
Goodwill	$630
The Company identified that a reinsurance agreement between NER SPC and AEL constituted a pre-existing relationship in accordance with ASC 805 that would need to be effectively settled as part of the acquisition. The Company recognized an effective settlement loss of $48 million, which is included in “Investment related gains (losses)” in the statements of operations. Concurrently, the Company derecognized NER SPC’s accumulated other comprehensive loss pertaining to market risk benefits, recognizing an additional loss of $66 million in “Investment related gains (losses)” in the statements of operations.
The gain on disposal as a result of remeasuring to fair value the pre-existing equity interest in AEL immediately prior to the business combination was approximately $4 million, recognized in “Investment related gains (losses)” in the statements of operations.
Acquisition-related costs of $127 million incurred were recorded as “Operating expenses” in the statements of operations.

Acquisition of Argo Group International Holdings, Inc.
On November 16, 2023, the Company acquired Argo Group International Holdings, Ltd. On November 30, 2023, Argo Group International Holdings, Ltd. was re-domiciled to a U.S. corporation and changed its name to Argo Group International Holdings, Inc. (“Argo”). Argo is an underwriter of specialty insurance products in the property and casualty market. Upon closing of the acquisition, the Company acquired 100% of all Argo’s issued and outstanding shares in exchange for $30 per share in an all-cash transaction for $1.1 billion. The Company acquired all assets and assumed all liabilities of Argo as of the closing date, and consolidates the business for financial statement purposes.
The initial acquisition accounting resulted in a bargain purchase gain, which represents the excess of the fair value of net assets acquired over the purchase price, which was deferred by recognizing a provisional deferred credit of $51 million within “Other liabilities” on the statements of financial position.
Management’s updated current best estimate of the purchase price allocation reflects the elimination of the deferred bargain purchase gain of $51 million by increasing the deferred tax asset and liabilities for unpaid claims and claim adjustment expenses by $14 million and $65 million, respectively. Completion of the purchase price allocation will occur in the fourth quarter of 2024.
The following summarizes the consideration transferred, as well as the updated fair value of assets acquired and liabilities assumed as of the acquisition date:

US$ MILLIONS
Cash consideration transferred	$1,059
Assets acquired:
Investments	$3,460
Cash and cash equivalents	713
Accrued investment income	17
Value of business acquired	176
Reinsurance funds withheld	20
Premiums due and other receivables	332
Ceded unearned premiums	388
Deferred tax asset	68
Reinsurance recoverables	2,982
Property and equipment	85
Intangible assets	186
Other assets	166
Total assets acquired	8,593
Liabilities assumed:
Policy and contract claims	5,591
Unearned premium reserve	986
Subsidiary borrowings	369
Other liabilities	451
Total liabilities assumed	7,397
Less: Non-controlling interest	137
Net assets acquired	$1,059

NOTE 17. FUTURE POLICY BENEFITS
The reconciliation of the balances described in the table below to the “Future policy benefits” in the statements of financial position is as follows.

AS OF US$ MILLIONS	September 30, 2024	December 31, 2023
Future policy benefits:
Annuity	$7,528	$5,731
Life	1,561	1,895
Deferred profit liability:
Annuity	272	259
Life	73	66
Other contracts and VOBA liability	1,623	1,862
Total future policy benefits	$11,057	$9,813

The balances and changes in the liability for future policy benefits are as follows:

AS OF AND FOR THE NINE MONTHS ENDED SEP. 30, 2024 US$ MILLIONS, EXCEPT FOR YEARS AND PERCENTAGES	Annuity	Life	Total
Present value of expected net premiums:
Balance, beginning of period	$—	$3,145	$3,145
Beginning balance at original discount rate	—	3,253	3,253
Effect of changes in cash flow assumptions	—	196	196
Effect of actual variances from expected experience	11	(325)	(314)
Adjusted beginning of period balance	11	3,124	3,135
Issuances	1,621	44	1,665
Interest accrual	13	87	100
Net premiums collected	(1,643)	(244)	(1,887)
Derecognitions (lapses and withdrawals)	—	1	1
Ending balance at original discount rate	2	3,012	3,014
Effect of changes in discount rate assumptions	—	(39)	(39)
Balance, end of period	$2	$2,973	$2,975

Present value of expected future policy benefits:
Balance, beginning of period	$5,731	$5,040	$10,771
Beginning balance at original discount rate	5,909	5,277	11,186
Effect of changes in cash flow assumptions	15	(185)	(170)
Effect of actual variances from expected experience	7	(357)	(350)
Adjusted beginning of period balance	5,931	4,735	10,666
Acquisition from business combination	311	—	311
Issuances	1,628	44	1,672
Interest accrual	215	145	360
Benefit payments	(451)	(223)	(674)
Derecognitions (lapses and withdrawals)	3	1	4
Foreign currency translation	(69)	—	(69)
Ending balance at original discount rate	7,568	4,702	12,270
Effect of changes in discount rate assumptions	(38)	(168)	(206)
Balance, end of period	$7,530	$4,534	$12,064

Net liability for future policy benefits	7,528	1,561	9,089
Less: Reinsurance recoverables	(29)	(1,288)	(1,317)
Net liability for future policy benefits, after reinsurance recoverable	$7,499	$273	$7,772

Weighted-average liability duration of future policy benefits (years)	8	15
Weighted average interest accretion rate	5%	5%
Weighted average current discount rate	5%	5%

AS OF AND FOR THE NINE MONTHS ENDED SEP. 30, 2023 US$ MILLIONS, EXCEPT FOR YEARS AND PERCENTAGES	Annuity	Life	Total
Present value of expected net premiums:
Balance, beginning of period	$—	$3,520	$3,520
Beginning balance at original discount rate	—	3,825	3,825
Effect of changes in cash flow assumptions	—	(1)	(1)
Effect of actual variances from expected experience	1	(37)	(36)
Adjusted beginning of period balance	1	3,787	3,788
Issuances	937	74	1,011
Interest accrual	7	88	95
Net premiums collected	(947)	(291)	(1,238)
Derecognitions (lapses and withdrawals)	1	2	3
Ending balance at original discount rate	(1)	3,660	3,659
Effect of changes in discount rate assumptions	—	(444)	(444)
Balance, end of period	$(1)	$3,216	$3,215

Present value of expected future policy benefits:
Balance, beginning of period	$4,252	$5,330	$9,582
Beginning balance at original discount rate	4,673	5,875	10,548
Effect of changes in cash flow assumptions	(9)	(2)	(11)
Effect of actual variances from expected experience	(13)	(37)	(50)
Adjusted beginning of period balance	4,651	5,836	10,487
Issuances	941	73	1,014
Interest accrual	144	135	279
Benefit payments	(329)	(385)	(714)
Derecognitions (lapses and withdrawals)	2	2	4
Foreign currency translation	(10)	—	(10)
Ending balance at original discount rate	5,399	5,661	11,060
Effect of changes in discount rate assumptions	(604)	(789)	(1,393)
Effect of foreign currency translation on the effect of changes in discount rate assumptions	3	—	3
Balance, end of period	$4,798	$4,872	$9,670

Net liability for future policy benefits	4,799	1,656	6,455
Less: Reinsurance recoverables	(53)	(47)	(100)
Net liability for future policy benefits, after reinsurance recoverable	$4,746	$1,609	$6,355

Weighted-average liability duration of future policy benefits (years)	8	16
Weighted average interest accretion rate	4%	5%
Weighted average current discount rate	6%	6%
For the three and nine months ended September 30, 2024, the Company recognized liability remeasurement losses of nil and $60 million, respectively, which were included in “Policyholder benefits and claims incurred” in the statements of operations. The amounts include the effect of the Company’s annual assumptions review which was conducted during the third quarter of 2024, whereby the Company updated mortality and policyholder lapse behavior assumptions, resulting in a $14 million net decrease in future policy benefits liabilities.

For the three and nine months ended September 30, 2023, the Company recognized liability remeasurement losses of $4 million and $3 million, respectively, from the net effect of the changes in cash flow assumptions, which were included in “Policyholder benefits and claims incurred” in the statements of operations. Annual assumption review was performed in the fourth quarter of 2023.
The amounts of undiscounted and discounted expected gross premiums and future benefit payments follow:

AS OF SEP. 30 US$ MILLIONS	2024		2023
	Undiscounted	Discounted	Undiscounted	Discounted
Annuity:
Expected future benefit payments	$11,948	$7,531	$7,144	$4,223
Expected future gross premiums	—	—	—	—

Life:
Expected future benefit payments	$9,051	$4,535	$12,053	$5,437
Expected future gross premiums	5,858	3,681	8,864	4,219

Total:
Expected future benefit payments	$20,999	$12,066	$19,197	$9,660
Expected future gross premiums	5,858	3,681	8,864	4,219
The amount of revenue and interest recognized in the statements of operations follows:

FOR THE PERIODS ENDED SEP. 30 US$ MILLIONS	Three Months Ended				Nine Months Ended
	Gross Premiums or Assessments		Interest Expense		Gross Premiums or Assessments		Interest Expense
	2024	2023	2024	2023	2024	2023	2024	2023
Annuity	$1,393	$286	$137	$64	$3,398	$980	$303	$115
Life	330	111	58	31	665	341	117	74

NOTE 18. POLICYHOLDERS’ ACCOUNT BALANCES
Policyholders’ account balances relate to investment-type contracts and universal life-type policies. Investment-type contracts principally include traditional individual fixed annuities and fixed index annuities in the accumulation phase and non-variable group annuity contracts.
The reconciliation of the balances described in the table below to the “Policyholders’ account balances” in the statements of financial position is as follows.

AS OF US$ MILLIONS	September 30, 2024	December 31, 2023
Policyholders’ account balances:
Annuity	$78,737	$22,456
Life	2,068	1,975
Embedded derivative adjustments and other[1]	1,608	508
Total policyholders’ account balances	$82,413	$24,939
1.“Embedded derivative adjustments and other” line reconciles the account balances as presented in the rollforward within this note to the gross liability as presented in the statements of financial position and includes the fair value of the embedded derivatives.

The balances and changes in policyholders’ account balances follow.

AS OF AND FOR THE NINE MONTHS ENDED SEP. 30, 2024 US$ MILLIONS	Annuity	Life	Total
Balance, beginning of period	$22,456	$1,975	$24,431
Acquisition from business combination	61,296	—	61,296
Issuances	8,192	51	8,243
Derecognition[1]	(7,402)	—	(7,402)
Premiums received	92	314	406
Policy charges	(319)	(284)	(603)
Surrenders and withdrawals	(6,541)	(62)	(6,603)
Interest credited	1,568	74	1,642
Benefit payments	(411)	—	(411)
Other	(194)	—	(194)
Balance, end of period	$78,737	$2,068	$80,805

Weighted average crediting rate	4%	5%
Net amount at risk[2]	$12,495	$38,548
Cash surrender value	$72,719	$1,826

AS OF AND FOR THE NINE MONTHS ENDED SEP. 30, 2023 US$ MILLIONS	Annuity	Life	Total
Balance, beginning of period	$17,845	$1,899	$19,744
Issuances	4,189	63	4,252
Premiums received	1,993	295	2,288
Policy charges	(53)	(269)	(322)
Surrenders and withdrawals	(1,860)	(90)	(1,950)
Interest credited	323	43	366
Benefit payments	(28)	—	(28)
Other	29	—	29
Balance, end of period	$22,438	$1,941	$24,379

Weighted average crediting rate	2%	3%
Net amount at risk[2]	$1,242	$37,443
Cash surrender value	$20,526	$1,739
1.See Note 16 for the details of effective settlement of a reinsurance arrangement, resulting in the derecognition of certain policyholder’s account balances.
2.Net amount at risk is defined as the current guarantee amount in excess of the current account balance.

The balance of account values by range of guaranteed minimum crediting rates and the related range of difference, in basis points, between rates being credited to policyholders and the respective guaranteed minimums follow.

AS OF SEP. 30, 2024 US$ MILLIONS	Range of Guaranteed Minimum Crediting Rate	At Guaranteed Minimum	1 - 50 Basis Points Above	51 - 150 Basis Points Above	> 150 Basis Points Above	Other[1]	Total
Annuity	0% - 1%	$4,176	$2,882	$3,676	$4,763	$—	$15,497
	1% - 2%	1,504	366	1,411	1,765	—	5,046
	2% - 3%	1,907	412	142	8,354	—	10,815
	Greater than 3%	289	6	1	9	—	305
	Other[1]	—	—	—	—	47,074	47,074
	Total	$7,876	$3,666	$5,230	$14,891	$47,074	$78,737

Life	1% - 2%	$30	$2	$57	$699	$—	$788
	2% to 3%	422	—	222	—	—	644
	Greater than 3%	636	—	—	—	—	636
	Total	$1,088	$2	$279	$699	$—	$2,068

AS OF SEP. 30, 2023 US$ MILLIONS	Range of Guaranteed Minimum Crediting Rate	At Guaranteed Minimum	1 - 50 Basis Points Above	51 - 150 Basis Points Above	> 150 Basis Points Above	Other[1]	Total
Annuity	0% - 1%	$2,649	$699	$675	$736	$—	$4,759
	1% - 2%	737	429	2,041	2,129	—	5,336
	2% - 3%	874	423	51	3,862	—	5,210
	Greater than 3%	268	6	1	—	—	275
	Other[1]	—	—	—	—	6,858	6,858
	Total	$4,528	$1,557	$2,768	$6,727	$6,858	$22,438

Life	1% - 2%	$305	$2	$137	$201	$—	$645
	2% to 3%	411	—	217	—	—	628
	Greater than 3%	662	—	—	—	—	662
	Other[1]	—	—	—	—	6	6
	Total	$1,378	$2	$354	$201	$6	$1,941
1.Other includes products with either a fixed rate or no guaranteed minimum crediting rate or allocated to index strategies.
In the third quarter of 2024, the Company performed its annual assumptions review relating to its policyholders’ account balances. The Company updated assumptions relating to option budget, utilization and policyholder lapse rates which resulted in a $60 million increase in the policyholders’ account balances. In 2023, the Company performed its annual assumptions review in the fourth quarter, resulting in no material changes to the value of policyholders’ account balances.

NOTE 19. MARKET RISK BENEFITS
The net balance of market risk benefit assets and liabilities of, and changes in guaranteed minimum withdrawal benefits associated with, annuity contracts follows.

AS OF AND FOR THE NINE MONTHS ENDED SEP. 30 US$ MILLIONS	2024	2023
Balance, beginning of period	$55	$114
Balance, beginning of period, before effect of changes in the instrument-specific credit risk	39	112
Acquisition from business combination[1]	2,421	—
Derecognition[2]	(129)	—
Issuance	3	100
Interest accrual	64	4
Attributed fees collected	104	32
Benefits payments	—	—
Effect of changes in interest rates	412	(43)
Effect of changes in equity markets	(48)	66
Effect of changes in equity index volatility	(117)	(23)
Effect of changes in future expected policyholder behavior	(13)	(22)
Effect of changes in other future expected assumptions	84	(86)
Balance, end of period, before the effect of changes in the instrument-specific credit risk	2,820	140
Effect of changes in the ending instrument-specific credit risk	147	30
Balance, end of period	2,967	170
Less: Reinsured MRB, end of period	(746)	—
Balance, end of period, net of reinsurance	$2,221	$170

Net amount at risk[3]	$12,078	$868
Weighted average attained age of contract holders (years)	71	66
1.See Note 16 for the details of the measurement period adjustment to market risk benefits liability included within this amount which was assumed upon the Company’s acquisition of AEL in May 2024.
2.See Note 16 for the details of effective settlement of a reinsurance arrangement, resulting in the derecognition of certain market risk benefit balances.
3.Net amount at risk is defined as the current guarantee amount in excess of the current account balance.
The reconciliation of market risk benefits by amounts in an asset position and in a liability position to the “Market risk benefits” amount in the statements of financial position follows.

AS OF US$ MILLIONS	September 30, 2024			December 31, 2023
	Asset	Liability	Net	Asset	Liability	Net
Annuity	$758	$(3,725)	$(2,967)	$34	$(89)	$(55)
In the third quarter of 2024, the Company performed its annual assumptions review relating to its market risk benefits liability. The Company updated assumptions related to option budget and policyholder lapse rates, resulting in $40 million decrease in market risk benefits liabilities. In 2023, the Company performed its annual assumptions review in the fourth quarter, resulting in no material changes to the market risk benefits liability.

NOTE 20. LIABILITY FOR UNPAID CLAIMS AND CLAIM ADJUSTMENT EXPENSES
The liability for unpaid claims and claim adjustment expenses (“unpaid claims”) for property and casualty insurance is included in “Policy and contract claims” in the statements of financial position and is the amount estimated for incurred but not reported (“IBNR”) claims and claims that have been reported but not settled (“case reserves”), as well as associated claim adjustment expenses.
Information regarding the liability for unpaid claims is shown below:

AS OF AND FOR THE NINE MONTHS ENDED SEP. 30 US$ MILLIONS	2024	2023
Policy and contract claims, beginning	$7,288	$1,786
Less: Unpaid claims balance, beginning – long-duration	198	217
Gross unpaid claims balance, beginning – short-duration	7,090	1,569
Less: Reinsurance recoverables, beginning	3,045	306
Foreign currency translation	4	—
Net unpaid claims balance, beginning – short-duration	4,041	1,263
Acquisition from business combination, net of reinsurance	1	—
Add: incurred related to
Current accident year	1,734	1,227
Prior accident years	125	(25)
Total incurred claims	1,859	1,202
Less: paid claims related to
Current accident year	569	656
Prior accident years	1,030	432
Total paid claims	1,599	1,088
Add: measurement period adjustment[1]	65	—
Net unpaid claims balance, ending – short-duration	4,367	1,377
Foreign currency translation	2	—
Add: Reinsurance recoverables, ending	3,140	316
Gross unpaid claims balance, ending – short-duration	7,509	1,693
Add: Unpaid claims balance, ending – long duration	187	11
Policy and contract claims, ending	$7,696	$1,704
1.The measurement period adjustment of $65 million relates to the Company’s acquisition of Argo. Refer to Note 16 for details.
The estimates for ultimate incurred claims attributable to insured events of prior years increased by approximately $125 million and decreased by approximately $25 million, respectively, for the nine months ended September 30, 2024 and 2023. The unfavorable development in the first nine months of 2024 was primarily related to higher-than-anticipated losses within various specialty, property and professional lines of business, along with movements on large individual surety claims within the specialty line, which were partially offset by lower-than-anticipated losses arising from certain liability line. The favorable development in the first nine months of 2023 was a reflection of lower-than-anticipated losses arising from the liability line of business, including agribusiness, business owners, commercial automotive and other commercial businesses.
For short-duration health insurance claims, the total of IBNR plus expected development on reported claims included in the liability for unpaid claims as of September 30, 2024 and December 31, 2023 were $8 million and $4 million, respectively.

NOTE 21. CORPORATE AND SUBSIDIARY BORROWINGS
Corporate Borrowings
The Company has bilateral revolving credit facilities backed by third-party financial institutions, which bear interest at the specified SOFR, Prime, or bankers’ acceptance rate plus a spread. As of September 30, 2024, the total available amount on the credit facilities is $1.2 billion (December 31, 2023 – $750 million). These credit facilities mature in June 2029. As of September 30, 2024, $655 million was drawn on the bilateral credit facilities (December 31, 2023 – $430 million).
The Company has a $1.0 billion 364-day revolving credit facility, for the purpose of temporarily warehousing investments that will ultimately be transferred into its insurance investment portfolios in the near term. The facility borrowings are generally secured by the underlying investments related to the credit facility drawings. As of September 30, 2024, the facility had $942 million of borrowings outstanding, maturing in October 2024 (December 31, 2023 – $776 million). The Company pledged investments totaling $847 million as collateral as of September 30, 2024, consisting of $250 million of equity securities, $133 million of private loans, $175 million of investment funds, $41 million of cash and cash equivalents, as well as $248 million of real estate partnerships. As of December 31, 2023, investments totaling $710 million were pledged as collateral consisting of $172 million of equity securities, $13 million of mortgage loans on real estate, $52 million of private loans, $183 million of investment funds, $242 million of real estate partnerships and $48 million of investment funds.
In April 2022, the Company entered into a $1.0 billion 364-day secured facility. The Company repaid $500 million in April 2023 and $250 million in May 2024. The maturity date on the remaining $250 million is April 2025.
The weighted average interest rates on outstanding corporate borrowings that mature within one year are 6.82% and 7.14% as of September 30, 2024 and December 31, 2023, respectively.
Subsidiary Borrowings
Subsidiary borrowings of $3.3 billion relate to debt issued at ANGI and Argo. $2.3 billion matures in 2027 and the remaining $1.0 billion matures between 2032 and 2047. Subsidiary borrowings consist of the following:
•$500 million aggregate principal amount of senior unsecured notes due June 2027 (issued in June 2017), which bear interest at a fixed rate of 5.0%, payable semi-annually;
•$500 million aggregate principal amount of senior unsecured notes due June 2032 (issued in June 2022), which bear interest at a fixed rate of 6.144%, payable semi-annually;
•$100 million aggregate principal amount of subordinated debentures due June 2047 (issued to its wholly-owned subsidiary trust that is not consolidated), which bear interest at a fixed rate of 5.0%, payable quarterly;
•$1.9 billion principal amount of a term loan maturing in May 2027 (entered into in May 2024), which bear interest tied to SOFR plus a spread, payable quarterly;
•$144 million aggregate principal amount of senior unsecured notes due September 2042 (issued in September 2012), which bear interest at a fixed rate of 6.5%, payable semi-annually; and
•$264 million aggregate principal amount of series of junior subordinated debentures due between May 2033 and September 2037 (issued to its wholly-owned subsidiary trusts that are not consolidated), which bear interest tied to SOFR plus a spread, payable quarterly.
The above noted facilities require the Company and its subsidiaries to maintain minimum net worth covenants. As of September 30, 2024 and December 31, 2023, the Company was in compliance with its financial covenants.
The following is the maturity by year on corporate and subsidiary borrowings:

	Payments due by year
AS OF SEP. 30, 2024 US$ MILLIONS	Total	Unamortized discount and issuance costs	Less than 1 year	1 - 2 years	2 -3 years	3 - 4 years	4 - 5 years	More than 5 years
Corporate borrowings	$1,847	—	1,192	—	—	—	655	—
Subsidiary borrowings	$3,330	(78)	—	—	2,400	—	—	1,008

	Payments due by year
AS OF DEC. 31, 2023 US$ MILLIONS	Total	Unamortized discount and issuance costs	Less than 1 year	1 - 2 years	2 -3 years	3 - 4 years	4 - 5 years	More than 5 years
Corporate borrowings	$1,706	—	1,276	—	—	—	430	—
Subsidiary borrowings	$1,863	(46)	—	—	—	1,000	—	909

Brookfield Credit Agreement
The Company also has a credit facility with Brookfield maturing in June 2025 that, as of September 30, 2024, permitted borrowings of up to $400 million under the Brookfield Credit Agreement. As of September 30, 2024 and December 31, 2023, there were no amounts drawn on the facility.

NOTE 22. INCOME TAXES
For the three months and nine months ended September 30, 2024, the effective tax rates on pre-tax income were 33% and recoveries of 133% respectively. The Company’s effective tax rate differed from the statutory tax rate of 23% and 20% for the same respective periods primarily due to international operations subject to different tax rates and changes in tax rates and imposition of new tax legislation. The Company recorded material deferred tax assets related to the passage of the Bermuda Corporate Income Tax Act in the second quarter of 2024. As a result, compared to its consolidated statutory tax rate, the Company recognized a material decrease to its consolidated effective tax rate for the nine months ended September 30, 2024.
For the three months and nine months ended September 30, 2023, the effective tax rate on pre-tax income were recoveries of 14% and 2% respectively. The Company’s effective tax rate differed from the statutory tax rate of 18% and 17% for the same respective periods primarily due to international operations subject to different tax rates.
Pillar Two and Bermuda Corporate Income Tax Regime
The Organization for Economic Cooperation and Development (“OECD”) and its member countries with support from the G20, have proposed the enactment of a global minimum tax of 15% for Multinational Enterprise (“MNE”) groups with global annual revenue of €750 million or more (“Pillar Two”). The Company may become subject to additional income taxes as a result of these proposals, as enacted locally across jurisdictions.
The Company is incorporated under the laws of Bermuda and is not required to pay any taxes in Bermuda based upon income or capital gains. However, in December 2023, the Government of Bermuda enacted a corporate income tax (“CIT”) regime, designed to align with the OECD’s global minimum tax rules. Effective January 1, 2025, the regime applies a 15% CIT to Bermuda businesses that are part of MNE groups with annual revenue of €750 million or more. As a result of this new regime, the Company recognized a deferred tax asset of $35 million as of December 31, 2023.
The new Bermuda CIT introduced an economic transition adjustment (“ETA”) which allows for an elective increase or decrease in the tax basis of assets and liabilities (excluding goodwill) held as of September 30, 2023 to fair value. It also allows for the recognition of a DTA related to the value of “identifiable intangible assets” that may be amortized over 10 years, beginning January 1, 2025. Examples of identifiable intangible assets include brand and trade names, software, customer relationships and the value of in-force insurance business. On January 16, 2024, the Government of Bermuda clarified that the ETA can be applied to “customer or supplier relationships between separate legal entities, whether intragroup or with third parties”. With the release of this additional guidance by the Government of Bermuda as well as the increase of forecasted taxable income in Bermuda, following the Company’s acquisition of AEL, the Company recognized additional deferred tax assets totaling $364 million in the second quarter of 2024 ($314 million of which was recognized through earnings and $50 million of which was recognized through equity upon the acquisition of AEL). The Company will continue to monitor developments prior to the commencement of this regime.
The Company has foreign operating subsidiaries principally located in Bermuda, the U.S., Canada and the Cayman Islands, as well as the United Kingdom (“U.K.”). The U.K. enacted legislation in July 2023 implementing certain provisions of Pillar Two and has also stated its intention to implement the undertaxed payment rule (“UTPR”). The planned adoption of the UTPR in the U.K. would enable other jurisdictions to impose taxes on a portion of an MNE’s global profits that are subject to an effective tax rate below the 15% minimum rate. On June 20, 2024, Canada enacted new legislation imposing a 15% global minimum tax on profits. The legislation applies retroactively and implements an income inclusion rule and a qualified domestic minimum top-up tax for fiscal years that begin on or after December 31, 2023. The UTPR rule is expected to come into effect on January 1, 2025. The U.S. and the Cayman Islands have not yet passed legislation with respect to Pillar Two.
The Company continues to evaluate the impact of the global minimum tax requirements by monitoring the legislative changes and future developments in relation to Pillar Two across jurisdictions in which the Company operates and assessing their impact on our operations and financial statements.

NOTE 23. SHARE CAPITAL
As of September 30, 2024 and December 31, 2023, the share capital of the Company comprises the following:

AS OF US$ MILLIONS, EXCEPT SHARE AMOUNTS	September 30, 2024					December 31, 2023
	Par Value		Authorized to Issue	Issued and Outstanding	Carrying Amount	Par Value		Authorized to Issue	Issued and Outstanding	Carrying Amount
Class A Senior Preferred Shares		$25.00	100,000,000	—	$—		$25.00	100,000,000	—	$—
Class B Senior Preferred Shares	C$	25.00	100,000,000	—	—	C$	25.00	100,000,000	—	—
Class A Junior Preferred Shares	25.00		1,000,000,000	100,460,280	2,779	25.00		1,000,000,000	100,460,280	2,694
Class B Junior Preferred Shares	C$	25.00	1,000,000,000	—	—	C$	25.00	1,000,000,000	—	—
Class A Exchangeable Shares	33.18		1,000,000,000	43,416,700	1,567	33.42		1,000,000,000	15,311,749	615
Class A-1 Exchangeable Shares	33.18		500,000,000	—	—	33.42		500,000,000	28,073,777	961
Class B Shares	33.18		500,000	24,000	1	33.42		500,000	24,000	1
Class C Shares	1.00		1,000,000,000	128,643,406	4,726	1.00		1,000,000,000	102,056,784	3,607

For the nine months ended September 30, 2024, the following events impacted the Company’s share capital position:
•On May 3, 2024, the Company issued 26,586,622 Class C shares to Brookfield, valued at $1.1 billion, in exchange for BAM Shares purchased from Brookfield which were used as consideration for the acquisition of AEL.
•On August 29, 2024, the Company re-designated its Class A-1 exchangeable shares into its Class A exchangeable shares. As a result, there are no Class A-1 exchangeable shares issued and outstanding as of September 30, 2024.
For the nine months ended September 30, 2023, the following events impacted the Company’s share capital position:
•Through the month of March 2023, the Company issued 1,165,000 Class A exchangeable shares in exchange for 1,165,000 Class A shares of Brookfield, valued at $38 million.
•On March 3, 2023, the Company converted 309,037 Class A exchangeable shares for $10 million into 380,268 Class C shares.
•On August 15, 2023, the Company issued 60,741,893 Class C shares to Brookfield, valued at $2.1 billion, in exchange for certain investments contributed by Brookfield.
As of September 30, 2024 and December 31, 2023, there were $266 million and $182 million of accrued dividends on Class A junior preferred shares, respectively. The redemption value is equal to the carrying value as of September 30, 2024 and December 31, 2023.

The movement of shares issued and outstanding is as follows:

	2024					2023
FOR THE PERIODS ENDED SEP. 30	Class A Redeemable Junior Preferred Shares	Class A Exchangeable Shares	Class A-1 Exchangeable Shares	Class B Shares	Class C Shares	Class A Redeemable Junior Preferred Shares	Class A Exchangeable Shares	Class B Shares	Class C Shares
Beginning, Jan. 1	100,460,280	15,311,749	28,073,777	24,000	102,056,784	100,460,280	9,594,989	24,000	40,934,623
Issuances	—	—	—	—	26,586,622	—	1,165,000	—	—
Conversions	—	1,568,006	(1,568,006)	—	—	—	(309,037)	—	380,268
Ending, Jun. 30	100,460,280	16,879,755	26,505,771	24,000	128,643,406	100,460,280	10,450,952	24,000	41,314,891
Issuances	—	31,174	—	—	—	—	—	—	60,741,893
Conversions	—	462,335	(462,335)	—	—	—	—	—	—
Re-designation	—	26,043,436	(26,043,436)	—	—	—	—	—	—
Ending, Sep. 30	100,460,280	43,416,700	—	24,000	128,643,406	100,460,280	10,450,952	24,000	102,056,784

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NOTE 24. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
The components of and changes in the accumulated other comprehensive income (“AOCI”), and the related tax effects, are shown below:

AS OF AND FOR THE NINE MONTHS ENDED SEP. 30, 2024 US$ MILLIONS	Change in Net Unrealized Investment Gains (Losses)	Change in Discount Rate for Future Policy Benefits	Change in Instrument-Specific Credit Risk for Market Risk Benefits	Defined Benefit Pension Plan Adjustment	Foreign Currency Translation	Total
Balance as of January 1, 2024	$(438)	$239	$(15)	$85	$9	$(120)
Other comprehensive income (loss) before reclassifications	316	320	(43)	24	(25)	592
Amounts reclassified to (from) net income	(14)	—	67	—	—	53
Deferred income tax benefit (expense)	(63)	(71)	(2)	(5)	(2)	(143)
Balance as of June 30, 2024	$(199)	$488	$7	$104	$(18)	$382
Other comprehensive income (loss) before reclassifications	1,908	(432)	(90)	4	25	1,415
Amounts reclassified to (from) net income	4	—	—	—	—	4
Deferred income tax benefit (expense)	(400)	97	19	(1)	3	(282)
Balance as of September 30, 2024	$1,313	$153	$(64)	$107	$10	$1,519

AS OF AND FOR THE NINE MONTHS ENDED SEP. 30, 2023 US$ MILLIONS	Change in Net Unrealized Investment Gains (Losses)	Change in Discount Rate for Future Policy Benefits	Change in Instrument-Specific Credit Risk for Market Risk Benefits	Defined Benefit Pension Plan Adjustment	Foreign Currency Translation	Total
Balance as of January 1, 2023	$(1,017)	$507	$(7)	$—	$(6)	$(523)
Other comprehensive income (loss) before reclassifications	105	(118)	(10)	2	(1)	(22)
Amounts reclassified to (from) net income	30	—	—	1	—	31
Deferred income tax benefit (expense)	(7)	20	—	—	—	13
Balance as of June 30, 2023	$(889)	$409	$(17)	$3	$(7)	$(501)
Other comprehensive income (loss) before reclassifications	(361)	438	(18)	1	(1)	59
Amounts reclassified to (from) net income	22	—	—	—	—	22
Deferred income tax benefit (expense)	87	(116)	4	—	—	(25)
Balance as of September 30, 2023	$(1,141)	$731	$(31)	$4	$(8)	$(445)

NOTE 25. EARNINGS PER SHARE
The components of basic earnings per share are summarized in the following table:

FOR THE PERIODS ENDED SEP. 30 US$ MILLIONS, EXCEPT PER SHARE AMOUNTS AND SHARES	Three Months Ended		Nine Months Ended
	2024	2023	2024	2023
Net income for the period	$65	$77	$671	$344
Dividends on Class A redeemable junior preferred shares	(28)	(28)	(84)	(85)
	$37	$49	$587	$259
Attributable to:
Class A exchangeable and Class B shareholders	$4	$1	$10	$3
Class C shareholders	20	47	557	253
Non-controlling interests	13	1	20	3
	$37	$49	$587	$259

Earnings per class C share – basic	$0.16	$0.65	$4.77	$4.92

Weighted average shares – Class C shares	128,643,406	71,685,838	116,708,536	51,463,427
NOTE 26. RELATED PARTY TRANSACTIONS
In the normal course of operations, the Company entered into the transactions below with related parties.
(a)Related party transactions under Brookfield agreements
The Company has an outstanding equity commitment in the amount of $2.0 billion from Brookfield to fund future growth, which the Company may draw on from time to time. As of September 30, 2024 and December 31, 2023, there were no amounts drawn under the equity commitment.
The Company has a revolving credit facility with Brookfield under the Brookfield Credit Agreement. Refer to Note 21 for more details.
The following table reflects the related party agreements and transactions involving Brookfield, which includes Brookfield Corporation’s subsidiaries, included in the statements of operations:

FOR THE PERIODS ENDED SEP. 30 US$ MILLIONS	Three Months Ended		Nine Months Ended
	2024	2023	2024	2023
Credit agreement fees to Brookfield	$—	$—	$—	$—
Support agreement fees to Brookfield	—	—	—	—
Rights agreement fees to Brookfield	—	—	—	—
Administration fees to Brookfield	1.0	2.1	5.8	5.5
Investment management fees to Brookfield	51.0	16.4	112.8	46.4
Licensing agreement fees to Brookfield	—	—	—	—
Outsourcing fees to Brookfield	—	0.9	0.1	1.8
(b)Other related party transactions
For the nine months ended September 30, 2024, the Company and its subsidiaries, in aggregate, purchased related party investments of $5.6 billion (2023 – $4.6 billion). Investment transactions with related parties are accounted for in the same manner as those with unrelated parties in the financial statements.
The Company had $254 million of cash on deposit with a wholly-owned subsidiary of Brookfield as of September 30, 2024 (December 31, 2023 – $266 million).

NOTE 27. SEGMENT REPORTING
As a result of the AEL acquisition, diversification in insurance offerings and overall strategic shift, the Company has decided to reorganize and change its internal segments in a manner that caused the composition of its reporting segments to change. The Company’s reporting segments were realigned in the second quarter of 2024 to: Annuity, Life, Property and Casualty (“P&C”) and Corporate and Other. Previously, the Company reported its operations under the following segments: Direct Insurance, Reinsurance, and Pension Risk Transfer. The Company has restated all applicable comparative information.
These segments are regularly reviewed by the Company’s chief operating decision maker (“CODM”) for the purpose of allocating resources to the segment and to assess its performance.
The key measure used by the CODM in assessing performance and in making resource allocation decisions is Distributable Operating Earnings (“DOE”).
DOE is calculated as net income after applicable taxes excluding the impact of depreciation and amortization, deferred income taxes related to basis and other changes, and breakage and transaction costs, as well as certain investment and insurance reserve gains and losses, including gains and losses related to asset and liability matching strategies, non-operating adjustments related to changes in cash flow assumptions for future policy benefits and change in market risk benefits, and is inclusive of returns on equity invested in certain variable interest entities and the Company’s share of adjusted earnings from investments in certain associates. DOE allows the CODM to evaluate the Company’s segments on the basis of return on invested capital generated by its operations and allows the Company to evaluate the performance of its segments.
The tables below provide each segment’s results in the format that the CODM reviews its reporting segments to make decisions and assess performance.

FOR THE THREE MONTHS ENDED SEP. 30, 2024 US$ MILLIONS	Annuity	Life	P&C	Corporate & Other	Total
Net premiums and other policy related revenues	$522	$155	$705	$—	$1,382
Other net investment income, including reinsurance funds withheld	1,190	89	107	65	1,451
Segment revenues	1,712	244	812	65	2,833
Policyholder benefits, net	(478)	(123)	(553)	—	(1,154)
Other insurance and reinsurance expenses	(676)	(17)	(147)	—	(840)
Operating expenses excluding transactions costs	(179)	(62)	(87)	(25)	(353)
Interest expense	—	—	—	(99)	(99)
Current income tax expense	—	—	—	(17)	(17)
Segment DOE	$379	$42	$25	$(76)	$370
Depreciation expense					(38)
Deferred income tax recovery					127
Transaction costs					(32)
Net investments gains, including reinsurance funds withheld					233
Unrealized mark to market losses within insurance contracts					(595)
Net income					$65

FOR THE THREE MONTHS ENDED SEP. 30, 2023 US$ MILLIONS	Annuity	Life	P&C	Corporate & Other	Total
Net premiums and other policy related revenues	$295	$201	$523	$—	$1,019
Other net investment income, including reinsurance funds withheld	407	107	34	46	594
Segment revenues	702	308	557	46	1,613
Policyholder benefit, net	(295)	(152)	(406)	—	(853)
Other insurance and reinsurance expenses	(194)	(34)	(106)	—	(334)
Operating expenses excluding transactions costs	(51)	(53)	(53)	(4)	(161)
Interest expense	—	—	—	(61)	(61)
Current income tax expense	(8)	(5)	—	(9)	(22)
Segment DOE	$154	$64	$(8)	$(28)	$182
Depreciation expense					(23)
Deferred income tax recovery					31
Transaction cost					(7)
Net investments losses, including reinsurance funds withheld					(106)
Unrealized mark to market losses within insurance contracts					—
Net income					$77

FOR THE NINE MONTHS ENDED SEP. 30, 2024 US$ MILLIONS	Annuity	Life	P&C	Corporate & Other	Total
Net premiums and other policy related revenues	$1,947	$548	$2,246	$—	$4,741
Other net investment income, including reinsurance funds withheld	2,577	310	338	148	3,373
Segment revenues	4,524	858	2,584	148	8,114
Policyholder benefit, net	(1,957)	(415)	(1,692)	—	(4,064)
Other insurance and reinsurance expenses	(1,418)	(88)	(390)	—	(1,896)
Operating expenses excluding transactions costs	(299)	(181)	(343)	(46)	(869)
Interest expense	—	—	—	(266)	(266)
Current income tax (expense) recovery	(46)	(12)	2	(16)	(72)
Segment DOE	$804	$162	$161	$(180)	$947
Depreciation expense					(94)
Deferred income tax recovery					455
Transaction costs					(181)
Net investments gains, including reinsurance funds withheld					411
Unrealized mark to market losses within insurance contracts					(867)
Net income					$671

FOR THE NINE MONTHS ENDED SEP. 30 2023 US$ MILLIONS	Annuity	Life	P&C	Corporate & Other	Total
Net premiums and other policy related revenues	$981	$597	$1,540	$—	$3,118
Other net investment income, including reinsurance funds withheld	1,103	287	164	121	1,675
Segment revenues	2,084	884	1,704	121	4,793
Policyholder benefits, net	(1,020)	(457)	(1,196)	—	(2,673)
Other insurance and reinsurance expenses	(503)	(111)	(314)	—	(928)
Operating expenses excluding transactions costs	(124)	(164)	(192)	(18)	(498)
Interest expense	—	—	—	(181)	(181)
Current income tax expense	(8)	(5)	—	(13)	(26)
Segment DOE	$429	$147	$2	$(91)	$487
Depreciation expense					(33)
Deferred income tax recovery					33
Transaction costs					(16)
Net investments gains, including reinsurance funds withheld					20
Unrealized mark to market losses within insurance contracts					(147)
Net income					$344
The Company’s Annuity business offers annuity-based products to individuals and institutions. Total premium revenues recorded within Annuity segment for the three and nine months ended September 30, 2024 and 2023 were primarily from pension risk transfer transactions with U.S. and Canadian institutions. Premiums received from retail annuities are generally recorded as deposits and are not included in net premiums.
The Company’s Life business is principally provided by American National. Total premium revenues recorded within this segment for the three and nine months ended September 30, 2024 and 2023 were primarily from transactions with U.S. retail customers.
Property and Casualty segment provides a broad range of property and casualty products through American National and Argo, which include coverage for personal, agribusiness and certain commercial and specialty exposures. Total earned premiums within this segment for the three and nine months ended September 30, 2024 and 2023 were primarily from transactions with U.S.-based individuals and institutions.
Lastly, Corporate and Other segment’s revenue is mainly from investment income earned on investments warehoused by the Company prior to their transfer into its insurance investment portfolios, net of associated borrowing costs.
For the purpose of monitoring segment performance and allocating resources between segments, the CODM also monitors the assets, including investments accounted for using the equity method, liabilities and mezzanine and common equity attributable to each segment.

AS OF SEP. 30, 2024 US$ MILLIONS	Annuity	Life	P&C	Corporate & Other	Total
Assets	$107,496	$11,114	$13,267	$5,235	$137,112
Liabilities	100,990	6,066	10,271	6,832	124,159
Equity and other	6,506	5,048	2,996	(1,597)	12,953

AS OF DEC. 31, 2023 US$ MILLIONS	Annuity	Life	P&C	Corporate & Other	Total
Assets	$34,784	$9,101	$13,431	$4,327	$61,643
Liabilities	32,188	6,078	10,443	4,085	52,794
Equity and other	2,596	3,023	2,988	242	8,849

NOTE 28. FINANCIAL COMMITMENTS AND CONTINGENCIES
Commitments
As of September 30, 2024, subsidiaries of the Company had outstanding commitments to purchase, expand or improve real estate and to fund mortgage loans, private loans and investment funds of $7.3 billion (December 31, 2023 – $5.4 billion).
In addition, the subsidiaries of the Company had outstanding letters of credit in the amount of $1.2 billion as of September 30, 2024 (December 31, 2023 – $941 million).
Certain of the Company’s subsidiaries lease insurance sales office space, technological equipment and automobiles. The remaining long-term lease commitments as of September 30, 2024 were approximately $10 million (December 31, 2023 – $14 million) and are included in the statements of financial position within “Other liabilities”.
Federal Home Loan Bank (“FHLB”) Agreements
Certain of the Company’s subsidiaries have access to the FHLB’s financial services including advances that provide an attractive funding source for short-term borrowing and for access to other funding agreements. As of September 30, 2024, certain municipal bonds and collateralized mortgage obligations with a fair value of approximately $836 million (December 31, 2023 – $8 million) and commercial mortgage loans of approximately $1.2 billion (December 31, 2023 – $977 million) were on deposit with the FHLB as collateral for borrowing. As of September 30, 2024, the collateral provided borrowing capacity of approximately $1.6 billion (December 31, 2023 – $646 million). The deposited securities and commercial mortgage loans are included in the statements of financial position within “Available-for-sale fixed maturity securities” and “Mortgage loans on real estate”, respectively.
Litigation
Certain of the Company’s subsidiaries are defendants in various lawsuits concerning alleged breaches of contracts, various employment matters, allegedly deceptive insurance sales and marketing practices, and miscellaneous other causes of action arising in the ordinary course of operations. Certain lawsuits include claims for compensatory and punitive damages. The Company provides accruals for these items to the extent it deems the losses probable and reasonably estimable. After reviewing these matters with legal counsel, based upon information presently available, management is of the opinion that the ultimate resultant liability, if any, would not have a material adverse effect on the statements of financial position, liquidity or results of operations; however, assessing the eventual outcome of litigation necessarily involves forward-looking speculation as to judgments to be made by judges, juries and appellate courts in the future.
Such speculation warrants caution, as the frequency of large damage awards, which bear little or no relation to the economic damages incurred by plaintiffs in some jurisdictions, continues to create the potential for an unpredictable judgment in any given lawsuit. These lawsuits are in various stages of development, and future facts and circumstances could result in management changing its conclusions. It is possible that, if the defenses in these lawsuits are not successful, and the judgments are greater than management can anticipate, the resulting liability could have a material impact on the Company’s financial position, liquidity, or results of operations. With respect to the existing litigation, management currently believes that the possibility of a material judgment adverse to the Company is remote. Accruals for losses are established whenever they are probable and reasonably estimable. If no one estimate within the range of possible losses is more probable than any other, an accrual is recorded based on the lowest amount of the range.

NOTE 29. STATUTORY FINANCIAL INFORMATION AND DIVIDEND RESTRICTIONS
The Company’s insurance subsidiaries are subject to insurance laws and regulations in the jurisdictions in which they operate, including the U.S., Bermuda, Canada and the Cayman Islands. Certain regulations include restrictions that limit the dividends or other distributions, such as loans or cash advances, available to stockholders without prior approval of the insurance regulatory authorities. The differences between financial statements prepared for insurance regulatory authorities and GAAP financial statements vary by jurisdiction.
U.S. Statutory Requirements
The Company’s U.S. insurance subsidiaries prepare financial statements in accordance with statutory accounting practices prescribed or permitted by the insurance department of each subsidiary’s state of domicile, which include certain components of the National Association of Insurance Commissioners (“NAIC”) Statutory Accounting Principles (“SAP”). NAIC SAP is intended to standardize regulatory accounting and reporting to state insurance departments. However, statutory accounting practices continue to be established by individual state laws and permitted practices. Modifications by the various state insurance departments may impact the statutory capital and surplus of these insurance subsidiaries.
Statutory accounting differs from GAAP primarily by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities using different actuarial assumptions and valuing securities on a different basis. In addition, certain assets are not admitted under statutory accounting principles and are charged directly to surplus.
The Company’s U.S. insurance subsidiaries are subject to certain Risk Based Capital (“RBC”) requirements as defined by the NAIC. RBC requirements require a certain amount of capital and surplus to be maintained based upon various risk factors of each insurance company. The Company’s insurance subsidiaries in the U.S. met the minimum regulatory requirements.
Bermuda Statutory Requirements
The Company’s Bermuda-domiciled insurance subsidiaries are licensed by the Bermuda Monetary Authority (“BMA”). These subsidiaries prepare statutory financial statements that are generally equivalent to GAAP financial statements, with the exception of prudential filters, which include adjustments to eliminate non-admitted assets non-admissible for solvency purposes, and permitted practices granted by the BMA.
The Company’s Bermuda-domiciled insurance subsidiaries are subject to the Insurance Act 1978, as amended (the “Bermuda Insurance Act”). Under the Bermuda Insurance Act, these subsidiaries are required to maintain minimum statutory capital and surplus equal to the greater of a minimum solvency margin and the enhanced capital requirement as determined by the BMA. These insurance subsidiaries in Bermuda met the minimum solvency and minimum liquidity regulatory requirements, which include the Enhanced Capital Requirement (“ECR”), calculated based on the Bermuda Solvency Capital Requirement (“BSCR”) model, which is a risk-based model that takes into account the risk characteristics of different aspects of the insurance company’s business.
Other Statutory Requirements
The Company’s Canadian insurance subsidiary, BAC, prepares statutory financial statements under IFRS Accounting Standards, which also comply with specifications provided by the Office of the Superintendent of Financial Institutions (“OSFI”). BAC is subject to the Life Insurance Capital Adequacy Test (“LICAT”), as determined by OSFI, which requires a life insurance company to maintain a certain amount of capital and surplus to meet the minimum LICAT ratio. BAC met the minimum regulatory requirements.
The Company’s Cayman-domiciled insurance subsidiary, NER SPC, is licensed by the Cayman Islands Monetary Authority (“CIMA”) and is subject to a regulatory minimum capital requirement as well as RBC requirements as defined by NAIC. NER SPC met the minimum regulatory requirements.

Statutory Financial Information
The following tables provide the statutory capital and surplus, as well as statutory net income (loss), of the Company’s primary insurance entities.
Note that for certain of these insurance entities, the statutory financial statements and returns as of and for the periods ended September 30, 2024 are due to be submitted to the relevant regulatory authorities after the date of this 6-K filing. Accordingly, the figures in tables below as of and for the periods ended September 30, 2024 do not represent final figures.

AS OF US$ MILLIONS	September 30, 2024	December 31, 2023
Statutory capital and surplus:
American Equity Investment Life Insurance Company[1]	$3,281	N/A
American National’s U.S. life insurance entities	3,130	$2,776
American National’s U.S. property and casualty insurance entities	1,694	1,702
BAC	440	419
NER Ltd.	107	91
NER SPC	1,185	965

FOR THE PERIODS ENDED SEP. 30 US$ MILLIONS	Three Months Ended		Nine Months Ended
	2024	2023	2024	2023
Statutory net income (loss):
American Equity Investment Life Insurance Company[1]	$(128)	N/A	$57	N/A
American National’s U.S. life insurance entities	(170)	$(58)	(183)	$(166)
American National’s U.S. property and casualty insurance entities	15	(18)	23	(66)
BAC	24	12	57	12
NER Ltd.	(22)	1	14	5
NER SPC	(208)	93	271	226
1.For American Equity Investment Life Insurance Company (“AEILIC”), statutory capital and surplus as of December 31, 2023 and statutory net income (loss) for the periods ended September 30, 2023 are not provided as the Company acquired AEL on May 2, 2024. Statutory net income (loss) for the nine months ended September 30, 2024 presented above represents amounts to be reported to its regulator and are inclusive of income and expenses prior to the Company’s acquisition of AEL.
In addition to these insurance subsidiaries, the Company’s primary insurance subsidiaries include Argo Re Ltd. (“Argo Re”), which is a direct subsidiary of Argo that is domiciled in Bermuda, as well as Argo’s U.S. property and casualty insurance entities.
Argo Re last filed their statutory financial information with BMA as of and for the year ended December 31, 2023, and their statutory financial information for the third quarter of 2024 is not yet available as of the date of this 6-K filing. As of and for the year ended December 31, 2023, Argo Re reported statutory capital and surplus of $1.2 billion and statutory net loss of $3 million.
For Argo’s U.S. property and casualty insurance entities, their statutory financial information for the third quarter of 2024 is not yet available as of the date of this 6-K filing. They reported statutory capital and surplus of $1.5 billion as of June 30, 2024 and $1.4 billion as of December 31, 2023 and statutory net income of $4 million and $8 million for the three and six months ended June 30, 2024, respectively, and statutory net income of $1 million and net loss of $29 million for the three and nine months ended September 30, 2023, respectively. These 2023 comparative figures represent amounts as reported to their regulators and are inclusive of income and expenses prior to the Company’s acquisition of Argo on November 16, 2023.

Prescribed and Permitted Statutory Accounting Practices
Certain insurance subsidiaries of ANGI use prescribed and permitted statutory accounting practices that differ from the statutory accounting practices found in NAIC SAP. These prescribed and permitted practices are described as follows:
•American National Property and Casualty Company (“ANPAC”) has been granted a permitted practice from the Missouri Department of Insurance to record as the valuation of its investment in a wholly-owned subsidiary that is the attorney-in-fact for a Texas domiciled insurer, the statutory capital and surplus of the Texas domiciled insurer. This permitted practice increases the statutory capital and surplus of ANPAC by $63 million and $71 million as of September 30, 2024 and December 31, 2023, respectively. The statutory capital and surplus of ANPAC would have remained above the authorized control level RBC had it not used the permitted practice.
•AEILIC has been granted a permitted practice by the Iowa Insurance Division which allows for call option derivative instruments hedging the interest credited on fixed indexed annuities to be recorded at amortized cost and the related fixed index annuity to account for the next index crediting term to be valued at zero. The permitted practice lowered statutory capital and surplus by $350 million as of September 30, 2024. The statutory capital and surplus of AEILIC would have remained above the authorized control level RBC had it not used the permitted practice.
•AEILIC cedes certain lifetime income benefit rider payments in excess of PAB to two subsidiaries in Vermont, AEL Re Vermont and AEL Re Vermont II. The Vermont subsidiaries have been granted permitted practices from the Vermont Department to recognize as an admitted asset an excess of loss reinsurance agreement with a third party which reinsures the lifetime income benefit rider payments in excess of policyholder funds upon exhaustion of a funds withheld account balance. The permitted practice increased the statutory capital of AEL by $3.6 billion as of September 30, 2024. Without such permitted practices, the RBC at the Vermont entities would fall below the minimum regulatory requirements.
Statutory Dividend Restrictions
The ability of the Company’s insurance subsidiaries to pay dividends, or other distributions, to their parent companies (and ultimately the Company) is subject to certain restrictions imposed by the jurisdictions of domicile that regulate these insurance subsidiaries, and each jurisdiction typically has calculations for the amount of dividends that an insurance company can pay without the prior approval of the insurance regulatory authorities.
The following provides a summary of statutory restrictions on the payment of dividends for the Company’s insurance subsidiaries in various jurisdictions:
•U.S. insurance entities – Various state insurance laws restrict the amount that may be transferred to the parent company by its insurance subsidiaries in the form of dividends without prior approval of the insurance regulatory authorities. These restrictions are based, in part, on the prior year’s statutory income and surplus. In general, dividends up to specified levels are considered ordinary and may be paid without prior regulatory approval. Dividends in larger amounts, or extraordinary dividends, are subject to the approval by the insurance commissioner of the applicable state of domicile.
The following are dividend restrictions applicable to ANGI’s U.S. insurance subsidiaries:
◦AEILIC and Eagle Life Insurance Company are permitted without prior approval of the Iowa Insurance Division to pay total dividends of up to $373 million and $30 million during 2024, respectively.
◦American National Insurance Company is permitted without prior approval of the Texas Department of Insurance to pay total dividends of up to $236 million during 2024.
◦ANPAC is permitted without prior approval of the Missouri Department of Insurance to pay total dividends of up to $74 million during 2024.
◦American National Life Insurance Company of New York and Farm Family Casualty Insurance Company are permitted without prior approval of the New York State Department of Financial Services to pay total dividends of up to $33 million and $62 million during 2024, respectively.

The following are dividend restrictions applicable to Argo’s U.S. insurance subsidiaries:
◦Argonaut Insurance Company is permitted without prior approval of the Illinois Division of Insurance to pay total dividends of up to $121 million during 2024.
◦Rockwood Casualty Insurance Company is permitted without prior approval of the Pennsylvania Department of Insurance to pay total dividends of up to $25 million during 2024.
•Bermuda insurance entities – Under the Bermuda Insurance Act, Bermuda insurance entities such as Argo Re and NER Ltd. are generally prohibited from declaring or paying, in any financial year, dividends of more than 25% of its prior year’s total statutory capital and surplus unless it files with the BMA an affidavit signed by at least two directors and the principal representative in Bermuda stating that it will continue to meet its relevant margins. The maximum amount available for payment of dividends without prior regulatory approval during 2024 is $288 million for Argo Re and $23 million for NER Ltd.
•Other insurance entities – As a Canadian insurance subsidiary, BAC may declare dividends subject to it continuing to meet its capital requirements and maintaining adequate and appropriate forms of liquidity in addition to complying with related regulations under the Insurance Companies Act (Canada) and requirements of OSFI. As an insurance subsidiary domiciled in the Cayman Islands, NER SPC is required to notify and/or seek approval from CIMA prior to the payment of dividends or distributions to its parent company.

NOTE 30. SUBSEQUENT EVENTS
On October 2, 2024, ANGI closed its previously announced public offering of $600 million aggregate principal amount of 5.750% Senior Notes due 2029 (the “Notes”). The Notes bear interest at the rate of 5.750% per annum, payable semi-annually on April 1 and October 1, and will mature on October 1, 2029. ANGI will use the net proceeds from this offering to repay a portion of the outstanding indebtedness under its Term Loan Credit Facility.
On October 18, 2024, the Company issued 21,953,603 Class C shares to Brookfield, valued at $1.0 billion, in exchange for certain investments contributed by Brookfield.
On October 28, 2024, the Company extended the maturity on its $1.0 billion 364-day revolving credit facility to October 2025.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Introduction
This management’s discussion and analysis (“MD&A”) covers the financial position as of September 30, 2024 and December 31, 2023 and the results of operations for the three and nine months ended September 30, 2024 and 2023. Unless the context requires otherwise, when used in this MD&A, the terms “we”, “us”, “our”, or the “Company” mean Brookfield Wealth Solutions Ltd., together with all of its subsidiaries and the term “Brookfield” means Brookfield Corporation, its subsidiaries and controlled companies and any investment fund sponsored, managed or controlled by Brookfield Corporation or its subsidiaries, and does not, for greater certainty, include us or Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC and its subsidiaries.
On September 4, 2024, the Company changed its name from Brookfield Reinsurance Ltd. to Brookfield Wealth Solutions Ltd. and, on September 6, 2024, changed its trading symbol from “BNRE” to “BNT”.
In addition to historical information, this MD&A contains forward-looking statements. Readers are cautioned that these forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. See “Forward-Looking Information” within this MD&A.
The information in this MD&A should be read in conjunction with the Unaudited Condensed Consolidated Financial Statements (“the financial statements”) prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) as of September 30, 2024 and December 31, 2023 and for the three and nine months ended September 30, 2024 and 2023, as well as the December 31, 2023 audited consolidated financial statements included within the Form 20-F, filed with the SEC on March 28, 2024. Interim operating results for the three and nine months ended September 30, 2024 are not necessarily indicative of the results expected for the entire year.
Overview of Our Business
Our Company is an exempted company limited by shares incorporated under the laws of Bermuda on December 10, 2020. The Company holds a direct 100% ownership interest in BAM Re Holdings Ltd. (“BAM Re Holdings”), which holds the Company’s interest in its operating subsidiaries, North End Re Ltd. (“NER Ltd.”), North End Re (Cayman) SPC (“NER SPC”), Brookfield Annuity Company (“BAC”), American National Group, Inc. (“ANGI”) and Argo Group International Holdings, Inc. (“Argo”).
In May 2024, American Equity Investment Life Holdings Company (“AEL”) became a wholly-owned subsidiary of BAM Re Holdings. Following the acquisition of AEL, American National Group, LLC (“American National”) completed a downstream merger with AEL. Subsequently, AEL changed its name to American National Group Inc. Following this merger, American National and AEL generally maintain independent insurance operations while sharing certain corporate and management activities. As such, we continue to make references, where applicable, to the operating results of American National and AEL separately in this MD&A. For further details of the Company’s acquisition of AEL and post-merger reorganization, see Note 16, “Acquisition” of the financial statements.
Our Company is a leading wealth solutions provider, focused on securing the financial futures of individuals and institutions through a range of wealth protection and retirement services, and tailored capital solutions. Our business is presently conducted through our subsidiaries. The principal operating entities of the Company generally maintain their own independent management and infrastructure. Refer to the “Lines of Business” section of the MD&A for further details on our operating segments’ businesses.
As a result of the AEL acquisition, diversification in insurance offerings and overall strategic shift, the Company has decided to reorganize and change its internal segments in a manner that caused the composition of its reporting segments to change in the second quarter of 2024. Our reporting segments have been realigned to: Annuity, Life, Property and Casualty and Corporate and Other. Previously, we reported our operations under the following segments: Direct Insurance, Reinsurance, and Pension Risk Transfer. The Company has restated all applicable comparative information.

Controls and Procedures
The Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) have evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of September 30, 2024. Based on the evaluation conducted, it was concluded that our disclosure controls and procedures were effective. There were no changes in the Company’s internal control over financial reporting during the quarter ended September 30, 2024 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
Key Financial Data
The following table presents key financial data of the Company:

AS OF AND FOR THE PERIODS ENDED SEP. 30 US$ MILLIONS	Three Months Ended		Nine Months Ended
	2024	2023	2024	2023
Total assets	$137,112	$51,177	$137,112	$51,177
Net income	65	77	671	344
Adjusted Equity[1]	11,434	7,251	11,434	7,251
Distributable Operating Earnings[1]	370	182	947	487

1.Adjusted Equity and Distributable Operating Earnings are Non-GAAP measures. See “Reconciliation of Non-GAAP Measures”.

Operating Results and Financial Review
CONSOLIDATED RESULTS OF OPERATIONS
The following table summarizes the financial results of our business for the three and nine months ended September 30, 2024 and 2023:

FOR THE PERIODS ENDED SEP. 30 US$ MILLIONS	Three Months Ended		Nine Months Ended
	2024	2023	2024	2023
Net premiums	$1,165	$913	$4,212	$2,812
Other policy revenue	217	106	529	306
Net investment income	1,264	442	2,956	1,282
Investment related gains (losses)	331	2	261	94
Net investment results from reinsurance funds withheld	(8)	71	398	189
Total revenues	2,969	1,534	8,356	4,683

Policyholder benefits and claims incurred	(1,230)	(870)	(4,159)	(2,745)
Interest sensitive contract benefits	(557)	(89)	(1,164)	(332)
Amortization of deferred policy acquisition costs, deferred sales inducements and value of business acquired	(366)	(120)	(867)	(452)
Change in fair value of insurance-related derivatives and embedded derivatives	(219)	(130)	(162)	(169)
Change in fair value of market risk benefits	(207)	73	(406)	81
Other reinsurance expenses	(6)	(52)	(20)	(16)
Operating expenses	(330)	(218)	(1,024)	(533)
Interest expense	(99)	(61)	(266)	(181)
Total benefits and expenses	(3,014)	(1,467)	(8,068)	(4,347)

Net income (loss) before income taxes	(45)	67	288	336
Income tax recovery	110	10	383	8
Net income for the period	65	77	671	344
Less: non-controlling interests	(13)	(1)	(20)	(3)
Net income attributable to shareholders	$52	$76	$651	$341
As a result of the acquisition of AEL and the increase in significance of certain accounts resulting from the consolidation of AEL, certain previously reported amounts have been reclassified to conform to the current financial statement presentation. These reclassifications had no impact on net income (loss) as reported in the statements of operations, as well as total assets, liabilities or equity in the statements of financial position.
Comparison of three months ended September 30, 2024 and 2023
For the three months ended September 30, 2024, we reported net income of $65 million, compared to a net income of $77 million in the prior year quarter. The decrease of $12 million is primarily driven by unfavorable fair value movements on our annuity reserves coupled with realized losses on investments transferred as part of the ANGI reinsurance agreement. Please refer to Note 12, “Reinsurance” of the financial statements for additional information on the agreement.
Net premiums and other policy revenue were $1.4 billion for the three months ended September 30, 2024, compared to $1.0 billion in the prior year quarter. The increase of $363 million is primarily attributable to the contribution of policy revenue from AEL, which includes annuity surrender charges and fees associated with lifetime income benefit riders, coupled with the amortization of a deferred gain arising from the ANGI reinsurance agreement. The deferred gain will be amortized into earnings over the life of the underlying reinsured policies.

Net investment income increased by $822 million for the three months ended September 30, 2024, relative to the prior year quarter. Net investment income is comprised of interest and dividends earned on fixed income investments and equity investments, as well as other miscellaneous income from equity accounted investments primarily consisting of real estate partnerships and investment funds. The increase from the prior year quarter was driven by the growth in our investment portfolio due to the contribution from Argo and AEL and continued rotation into higher yielding investment strategies.
Investment related gains (losses) increased by $329 million relative to the prior year quarter. The increase is primarily driven by appreciation in our equity securities portfolio partially offset by realized losses on investments transferred as part of the ANGI reinsurance agreement.
Net investment results from reinsurance funds withheld decreased by $79 million for the three months ended September 30, 2024 compared to the prior year quarter. The decrease is primarily driven by mark-to-market losses on embedded derivatives arising from our modified coinsurance reinsurance treaty at NER Ltd., coupled with reduced investment income from NER SPC, following the deemed settlement of a previously held reinsurance agreement between NER SPC and AEL as part of the AEL acquisition (See Note 16, “Acquisition” of the financial statements).
Interest sensitive contract benefits represent interest credited to policyholders’ account balances (“PAB”) from our investment contracts with customers, as well as amortization of deferred revenue. For the three months ended September 30, 2024, the amount increased by $468 million due to the assumption of AEL’s PAB liabilities.
Amortization of deferred policy acquisition costs, deferred sales inducements and value of business acquired (“VOBA”) were $366 million for the three months ended September 30, 2024, compared to $120 million in the prior year quarter. The increase of $246 million was primarily driven by the amortization of VOBA arising from the acquisition of AEL.
Change in fair value of insurance-related derivatives and embedded derivatives represents the fair value change of call options used to fund the equity-indexed annuity and universal life contracts as well as the fair value change of embedded derivatives of these contracts. Fair value changes are impacted by the expected and actual performance of the indices the call options relate to as well as interest rates used to estimate our embedded derivatives. The increase of $89 million is attributable to movements in equity markets and interest rates.
Change in fair value of market risk benefits represents the mark-to-market movements of our liability based on the protection to the policyholder from capital market risks. The loss of $207 million for the three months ended September 30, 2024 is primarily due to movements in interest rates used in the valuation of these liabilities coupled with the assumption of AEL’s market risk benefit liabilities upon the closing of our acquisition in May 2024.
Other reinsurance expenses decreased by $46 million. Other reinsurance expenses for the prior year period primarily relate to commissions and expenses assumed under a previously held reinsurance agreement between NER SPC and AEL, which was effectively settled upon our acquisition of AEL in the second quarter of 2024. As a result, there were no inflows of commissions and expenses assumed for the three months ended September 30, 2024.
Operating expenses were $330 million for the three months ended September 30, 2024, compared to $218 million in the prior year quarter, which represents an increase of $112 million. The increase was primarily driven by the contribution of expenses from Argo and AEL, as well as additional costs incurred to support the continued growth of our business.
Interest expense increased by $38 million for the three months ended September 30, 2024 compared to the prior year quarter. The increase is primarily driven by debt assumed and raised through our acquisition of AEL.
Distributable operating earnings (“DOE”) increased by $188 million to $370 million for the three months ended September 30, 2024. The increase was primarily driven by earnings contributions from Argo and AEL, coupled with new business wins and higher spread earnings.
Comparison of nine months ended September 30, 2024 and 2023
For the nine months ended September 30, 2024, we reported net income of $671 million, compared to a net income of $344 million in the prior year period. The increase of $327 million is primarily due to growth in our business, redeployment of capital into higher yielding investments and the contributions of Argo and AEL, as well as a deferred income tax recovery recognized in the second quarter of 2024 in relation to corporate income tax regime in Bermuda (see Note 22, “Income Taxes” of the financial statements).

Net premiums and other policy revenue were $4.7 billion for the nine months ended September 30, 2024, compared to $3.1 billion in the prior year period. The increase of $1.6 billion is primarily due to the contributions of Argo and new business wins in our institutional annuity business, coupled with the amortization of a deferred gain arising from the ANGI reinsurance agreement. The deferred gain will be amortized into earnings over the life of the underlying reinsured policies.
Net investment income increased by $1.7 billion for the nine months ended September 30, 2024, relative to the prior year period. The increase from the prior year period was driven by the the growth in our investment portfolio due to the contribution from Argo and AEL, coupled with the rotation of the portfolio into higher yielding investment strategies.
We recorded $261 million of investment related gains for the nine months ended September 30, 2024, which represents an increase of $167 million over the prior year period. The increase is primarily driven by appreciation in our equity securities portfolio partially offset by realized losses on investments transferred as part of the ANGI reinsurance agreement, as well as unfavorable mark-to-market movements on derivative instruments.
Net investment results from reinsurance funds withheld increased by $209 million for the nine months ended September 30, 2024 compared to the prior year period. The increase is primarily driven by mark-to-market gains on embedded derivatives arising from our modified coinsurance reinsurance treaty, partially offset by the reduction in investment income, following the deemed settlement of a previously held reinsurance agreement between NER SPC and AEL as part of the AEL purchase accounting (See Note 16, “Acquisition” of the financial statements).
Interest sensitive contract benefits represent interest credited to PAB from our investment contracts with customers, as well as amortization of deferred revenue. For the nine months ended September 30, 2024, the amounts increased by $832 million primarily driven by the assumption of AEL’s PAB liabilities.
Amortization of deferred policy acquisition costs, deferred sales inducements and value of business acquired were $867 million for the nine months ended September 30, 2024, compared to $452 million in the prior year period. The increase of $415 million was primarily driven by the amortization of VOBA arising from the acquisition of AEL.
Change in fair value of insurance-related derivatives and embedded derivatives represents the fair value change of call options used to fund the equity-indexed annuity and universal life contracts as well as embedded derivatives of these contracts.Fair value changes are impacted by the expected and actual performance of the indices the call options relate to as well as interest rates used to estimate our embedded derivatives. The increase of $7 million for the nine months ended September 30, 2024 is attributable to movements in equity markets and interest rates.
Change in fair value of market risk benefits represents the mark-to-market movements of our liability based on the protection to the policyholder from capital market risk. The loss of $406 million for the nine months ended September 30, 2024 is primarily due to the assumption of AEL’s market risk benefit liabilities upon our acquisition in May 2024, coupled with movements in interest rates used in the valuation of these liabilities.
Other reinsurance expenses increased by $4 million. Other reinsurance expenses for the prior year period primarily relate to commissions and expenses assumed under a previously held reinsurance agreement between NER SPC and AEL, which was effectively settled upon our acquisition of AEL. As a result, there were no inflows of commissions and expenses assumed since the closing of our acquisition.
Operating expenses were $1.0 billion for the nine months ended September 30, 2024, compared to $533 million in the prior year period, which represents an increase of $491 million. The increase was primarily driven by the contribution of expenses from Argo and AEL, one-time transaction costs associated with the acquisition of AEL as well as additional costs incurred to support the continued growth of our business.
Interest expense increased by $85 million for the nine months ended September 30, 2024 compared to the prior year period. The increase is primarily driven by debt assumed and raised through our acquisition of AEL, coupled with higher interest rates.
DOE increased by $460 million to $947 million for the nine months ended September 30, 2024. The increase was primarily driven by new business wins, higher spread earnings and earnings contributions from Argo and AEL.

CONSOLIDATED FINANCIAL POSITION
The following table summarizes the financial position as of September 30, 2024 and December 31, 2023:

AS OF US$ MILLIONS	Sep 30, 2024	Dec 31, 2023
Assets
Investments	$88,247	$39,838
Cash and cash equivalents	14,627	4,308
Reinsurance funds withheld	1,532	7,248
Accrued investment income	784	280
Deferred policy acquisition costs, deferred sales inducements and value of business acquired	10,495	2,468
Premiums due and other receivables	735	711
Ceded unearned premiums	550	401
Deferred tax asset	952	432
Reinsurance recoverables and deposit assets	13,229	3,388
Property and equipment	290	294
Goodwill	751	121
Intangible assets	1,754	235
Other assets	1,864	730
Separate account assets	1,302	1,189
Total assets	137,112	61,643
Liabilities
Future policy benefits	11,057	9,813
Policyholders’ account balances	82,413	24,939
Policy and contract claims	7,696	7,288
Deposit liabilities	1,525	1,577
Market risk benefits	3,725	89
Unearned premium reserve	2,003	2,056
Due to related parties	593	564
Other policyholder funds	348	335
Notes payable	178	174
Corporate borrowings	1,847	1,706
Subsidiary borrowings	3,330	1,863
Funds withheld for reinsurance liabilities	3,534	83
Other liabilities	4,608	1,118
Separate account liabilities	1,302	1,189
Total liabilities	124,159	52,794
Mezzanine equity
Redeemable junior preferred shares	2,779	2,694
Equity
Class A exchangeable, Class B and Class C1	6,294	5,184
Retained earnings	1,512	945
Accumulated other comprehensive income (loss)	1,519	(120)
Non-controlling interests	849	146
Total equity	10,174	6,155
Total liabilities, mezzanine equity and equity	$137,112	$61,643
1.On August 29, 2024, the Company re-designated all of its Class A-1 exchangeable shares into its Class A exchangeable shares. Share capital as of December 31, 2023 include amounts attributable to Class A-1 exchangeable shareholders prior to the re-designation. For further details, refer to Note 23, “Share Capital” of the financial statements.
Comparison as of September 30, 2024 and December 31, 2023
Total assets increased by $75.5 billion during the period to $137.1 billion, primarily driven by the acquisition of AEL and capital deployment from annuity sales.

Cash and cash equivalents increased by $10.3 billion from December 31, 2023 to September 30, 2024 primarily driven by the acquisition of AEL as well as annuity sales during the quarter not yet deployed into our investments. We continue to maintain a strong liquidity position across our segments. For further information, refer to “Liquidity and Capital Resources” section of the MD&A.
Total investments increased by $48.4 billion from December 31, 2023 to September 30, 2024, primarily driven by the incorporation of AEL’s investments.
The decrease in reinsurance funds withheld of $5.7 billion from December 31, 2023 to September 30, 2024 was primarily driven by the deemed settlement of a previously held reinsurance agreement between NERC SPC and AEL, due to the companies being under common control subsequent to the acquisition of AEL.
DAC are capitalized costs directly related to writing new policyholder contracts. The VOBA intangible asset arising from a business combination is also included as part of this line item. The increase from December 31, 2023 to September 30, 2024 was driven by VOBA resulting from the acquisition of AEL.
Ceded unearned premiums represent a portion of unearned premiums ceded to reinsurers. The increase of $149 million from December 31, 2023 to September 30, 2024 is primarily driven by additional reinsurance agreements intended to reduce our exposure to products deemed non-core.
Reinsurance recoverables and deposit assets are estimated amounts due to the Company from reinsurers or cedants, related to paid and unpaid ceded benefits, claims and expenses and are presented net of reserves for collectability. The increase of $9.8 billion from December 31, 2023 to September 30, 2024 was primarily driven by the acquisition of AEL, coupled with the ANGI reinsurance agreement concluded in the quarter.
Other assets were $1.9 billion as of September 30, 2024, increasing by $1.1 billion from December 31, 2023. The balance includes current tax assets, market risk benefit asset, prepaid pension assets, as well as other miscellaneous receivables. The increase is primarily driven by market risk benefit assets arising from the acquisition of AEL, which accounted for $737 million of the balance as of September 30, 2024.
Intangible assets increased by $1.5 billion from December 31, 2023 to September 30, 2024, principally due to the approximately $1.6 billion of intangible assets that arose from the acquisition of AEL.
Goodwill consists of $630 million arising from the acquisition of AEL in May 2024 as well as $121 million arising from the acquisition of American National in May 2022.
Separate account assets and liabilities both increased by $113 million from December 31, 2023 to September 30, 2024, principally due to net realized capital gains on underlying assets.
Future policy benefits and policyholders’ account balances increased by $58.7 billion from December 31, 2023 to September 30, 2024, primarily driven by the assumption of AEL’s PAB liabilities.
Policy and contract claims increased by $408 million from December 31, 2023 to September 30, 2024 driven by the loss experience of our P&C segment during the period.
Corporate and subsidiary borrowings increased by $1.6 billion from December 31, 2023 to September 30, 2024 due to the debt assumed and raised through our acquisition of AEL.
Redeemable junior preferred shares, issued to Brookfield in 2022, increased by $85 million due to accrued dividends during the period.
Total equity increased by $4.0 billion from December 31, 2023 to September 30, 2024. The increase was primarily driven by approximately $1.1 billion of Class C shares issued in exchange for class A limited voting shares of Brookfield Asset Management Ltd. stock which were used as purchase consideration in the AEL acquisition, $713 million in non-controlling interest assumed from AEL and $567 million in retained earnings due to the growth of the business.

SEGMENT REVIEW
As a result of the AEL acquisition, diversification in insurance offerings and overall strategic shift, the Company has decided to reorganize and change its internal segments in a manner that caused the composition of its reporting segments to change in the second quarter of 2024. The Company’s reporting segments have been realigned to: Annuity, Life, Property and Casualty (“P&C”) and Corporate and Other. Previously, the Company reported its operations under the following segments: Direct Insurance, Reinsurance, and Pension Risk Transfer (“PRT”).
We measure operating performance primarily using DOE which measures our ability to acquire net insurance assets at a positive margin, and invest these assets at a return that is greater than the cost of policyholder liabilities.
The following table presents DOE of each of our reporting segments for the three and nine months ended September 30, 2024 and 2023:

FOR PERIODS ENDED SEP. 30 US$ MILLIONS	Three Months Ended		Nine Months Ended
	2024	2023	2024	2023
Annuity	$379	$154	$804	$429
Life	42	64	162	147
P&C	25	(8)	161	2
Corporate and Other	(76)	(28)	(180)	(91)
Total DOE	$370	$182	$947	$487
Comparison of three months ended September 30, 2024 and 2023
Annuity – DOE within our annuity business represents contribution from both our retail and institutional platforms. DOE increased by $225 million for the three months ended September 30, 2024 compared to the prior year quarter. The increase is primarily attributable to earnings contributed from AEL as well as increased investment income from our continued deployment into higher yielding investment strategies.
Life – DOE decreased by $22 million for the three months ended September 30, 2024 compared to the prior year quarter. The decrease is primarily driven by the ANGI reinsurance agreement concluded during the quarter.
P&C – DOE increased by $33 million for the three months ended September 30, 2024 compared to the prior year quarter. The increase was primarily driven by improvements in our loss experience arising from underwriting actions implemented over the past twelve months.
Corporate and Other – DOE decreased by $48 million for the three months ended September 30, 2024 compared to the prior year quarter. The decrease was primarily driven by increased interest expenses due to debt assumed and raised through our acquisition of AEL.
Comparison of nine months ended September 30, 2024 and 2023
Annuity – DOE increased by $375 million for the nine months ended September 30, 2024 compared to the prior year period. The increase is primarily attributable to earnings contributed from AEL, the scale-up of our U.S. PRT business as well as increased investment income from our continued deployment into higher yielding investment strategies.
Life – DOE increased by $15 million for the nine months ended September 30, 2024 compared to the prior year period. The increase was driven by improved investment income from our continued deployment into higher yielding investment strategies, partially offset by by the ANGI reinsurance agreement concluded during the quarter.
P&C – DOE increased by $159 million for the nine months ended September 30, 2024 compared to the prior year period. The increase was driven by earnings contributed from Argo coupled with improvements in loss experience arising from underwriting actions implemented since the prior year period.
Corporate and Other – DOE decreased by $89 million for the nine months ended September 30, 2024 compared to the prior year period. The decrease was primarily driven by increased interest expenses and reduced investment income.

Lines of Business
Through our operating subsidiaries, our company offers a range of retirement services, wealth protection products and tailored capital solutions focused on securing the financial futures of individuals and institutions.
Annuity
Fixed Index Annuities – Fixed index annuities allow policyholders to earn index credits based on the performance of a particular index without the risk of loss of their account value. Certain products offer a premium bonus in which the initial annuity deposit on these policies is increased at issuance by a specified premium bonus rate. Generally, the surrender charge and bonus vesting provisions of our policies are structured such that we have comparable protection from early termination between bonus and non-bonus products. The annuity contract value is equal to the sum of premiums paid, premium bonuses and interest credited (“index credits” for funds allocated to an index based strategy), which is based upon an overall limit (or “cap”) or a percentage (the “participation rate”) of the appreciation (based in certain situations on monthly averages or monthly point-to-point calculations) in a recognized index or benchmark. Caps and participation rates limit the amount of interest the policyholder may earn in any one contract year and may be adjusted by us annually subject to stated minimums.
Fixed Rate Annuities – Fixed rate deferred annuities include annual, multi-year rate guaranteed products (“MYGAs”) and single premium deferred annuities (“SPDAs”). Our annual reset fixed rate annuities have an annual interest rate (the “crediting rate”) that is guaranteed for the first policy year. After the first policy year, we have the discretionary ability to change the crediting rate once annually to any rate at or above a guaranteed minimum rate. Our MYGAs and SPDAs are similar to our annual reset products except that the initial crediting rate on MYGAs is guaranteed for up to five years before it may be changed at our discretion while the initial crediting rate on SPDAs is guaranteed for either three or five years.
Single Premium Immediate Annuities – A single premium immediate annuity is purchased with one premium payment, providing periodic (usually monthly or annual) payments to the annuitant for a specified period, such as for the remainder of the annuitant’s life. Return of the original deposit may or may not be guaranteed, depending on the terms of the annuity contract.
Variable Annuities – With a variable annuity, the policyholder bears the investment risk because the value of the policyholder’s account balance varies with the investment experience of the separate account investment options selected by the policyholder. Our variable annuity products have no guaranteed minimum withdrawal benefits. This product accounts for less than 1% of our annuity business.
Pension Risk Transfer – Pension Risk Transfer is the transfer by a corporate sponsor of the risks, or some of the risks, associated with the sponsorship and administration of a pension plan, in particular, investment risk and longevity risk. Longevity risk represents the risk of an increase in life expectancy of plan beneficiaries. These risks can be transferred either to an insurer like us through a group annuity transaction commonly referred to as PRT, or to an individual through a lump-sum settlement payment. PRT using insurance typically involves a single premium group annuity contract that is issued to a pension plan by an insurer, permitting the corporate pension plan sponsor to discharge certain pension plan liabilities from its balance sheet.
Life Insurance
Whole Life – Whole life products provide a guaranteed benefit upon the death of the insured in return for the periodic payment of a fixed premium over a predetermined period. Premium payments may be required for the entire life of the contract, to a specified age or a fixed number of years, and may be level or change in accordance with a predetermined schedule. Whole life insurance includes some policies that provide a participation feature in the form of dividends. Policyholders may receive dividends in cash or apply them to increase death benefits or cash values available upon surrender, or reduce the premiums required to maintain the contract in-force.
Universal Life – Universal life insurance products provide coverage through a contract that gives the policyholder flexibility in premium payments and coverage amounts. Universal life products may allow the policyholder, within certain limits, to increase or decrease the amount of death benefit coverage over the term of the contract and to adjust the frequency and amount of premium payments. Universal life products are interest rate sensitive, and we determine the interest crediting rates during the contract period, subject to policy specific minimums. An equity-indexed universal life product is credited with interest using a return that is based, in part, on changes in an index, such as the Standard & Poor’s 500 Index (“S&P 500”), subject to a specified minimum.

Variable Universal Life – Variable universal life products provide insurance coverage on a similar basis as universal life, except that the policyholder bears the investment risk because the value of the policyholder’s account balance varies with the investment experience of the securities selected by the policyholder held in the separate account.
Credit Life Insurance – Credit life insurance products are sold in connection with a loan or other credit account. Credit life insurance products are designed to pay the lender the borrower’s remaining debt on a loan or credit account if the borrower dies during the coverage period.
Property and Casualty
Liability – Liability lines include a broad range of primary and excess casualty products, such as specialty casualty, construction defect, general liability, commercial multi-peril, workers compensation, product liability, environmental liability and auto liability. Liability lines are generally considered long-tailed as it takes a relatively long period of time to finalize and resolve all claims from a given accident year. Some products have long claims reporting lags and/or longer time lags for payment of claims.
Professional – Professional lines provide both admitted and non-admitted policies for professional liability such as management liability (including directors and officers), transaction liability and errors and omissions liability. Professional lines are generally considered long-tailed as it takes a relatively long period of time to finalize and resolve all claims from a given year.
Property – Property lines offer policies protecting various types of personal and commercial properties from man-made and natural disasters, including property insurance for homeowners and renters, inland marine and auto physical damages. Property lines are considered short-tailed as claims are generally known quickly and resolved in a short period of time.
Specialty – Specialty lines include niche insurance coverages such as surety, animal mortality and ocean marine. Specialty lines are considered generally short-tailed as claims are typically known relatively quickly, although it may take a longer period of time to finalize and resolve all claims from a given year.
Corporate and Other
Our Corporate and Other segment performs various corporate and other activities that support our core insurance operations. Such activities include our investment warehousing activities where we temporarily warehouse investments that will ultimately be transferred into our insurance investment portfolios in the near term. We generate investment income from warehoused investments as well as interest expenses on revolving credit facilities utilized to fund these investments. Also included in our Corporate and Other segment activities are certain hedging activities, certain charges and activities that are not attributable to our insurance operating segments and interest expense related to the Company’s corporate and subsidiary borrowings.

Net Premiums
The breakdown of premiums by product, net of ceded premiums, is as follows:

FOR THE PERIODS ENDED SEP. 30 US$ MILLIONS	Three Months Ended		Nine Months Ended
	2024	2023	2024	2023
Annuities
Retail[1]
Fixed Index	$2	$—	$3	$—
Fixed Rate	1	1	1	2
Variable	—	—	—	—
Total Retail Annuities	3	1	4	2

Institutional
Pension Risk Transfer[2]	328	278	1,565	945
Total Institutional Annuities	328	278	1,565	945

Total Annuities	331	279	1,569	947

Whole Life and Others	135	130	412	393

Property and Casualty
Property	360	298	1,064	859
Liability	301	133	919	383
Professional	57	—	181	1
Specialty	(19)	73	67	229
Total Property and Casualty	699	504	2,231	1,472

Total	$1,165	$913	$4,212	$2,812
1.Premiums received from retail annuities are generally recorded as deposits and are not included in net premiums.
2.Premiums differ from gross annuity sales in Pension Risk Transfer, since premiums are recognized as revenue when due while they are included in sales upon deal close, which is confirmed by the counterparty.
Comparison of three and nine months ended September 30, 2024 and 2023
For the three months ended September 30, 2024, we reported total net premiums of $1.2 billion, compared to $913 million in the prior year period. The increase of $252 million is primarily driven by contributions from Argo within our P&C segment.
For the nine months ended September 30, 2024, we reported total net premiums of $4.2 billion, compared to $2.8 billion in the prior year period. The increase of $1.4 billion is primarily due to the growth in our Annuity and P&C segments. Net premiums for our Annuity segment increased by $622 million as we continue to scale our PRT business. Our P&C segment increased by $759 million due to contributions from Argo.

Gross Annuity Sales
Gross annuity sales are comprised of all products’ deposits, which generally are not included in revenues on the consolidated statement of operations. Gross annuity sales include directly written business, flow reinsurance assumed as well as premiums and deposits generated from assumed block reinsurance transactions.
The breakdown of gross annuity sales follows:

FOR THE PERIODS ENDED SEP. 30 US$ MILLIONS	Three Months Ended		Nine Months Ended
	2024	2023	2024	2023
Gross Annuity Sales
Retail
Fixed Index	$2,030	$948	$3,721	$2,384
Fixed Rate	1,803	1,248	4,042	3,626
Variable	20	17	54	48
Total Retail Annuities	3,853	2,213	7,817	6,058

Institutional
Pension Risk Transfer[1]	327	264	1,575	998
Total Institutional Annuities	327	264	1,575	998

Total Gross Annuity Sales	$4,180	$2,477	$9,392	$7,056
1.Premiums differ from gross annuity sales in Pension Risk Transfer, since premiums are recognized as revenue when due while they are included in sales upon deal close, which is confirmed by the counterparty.
Comparison of the three and nine months ended September 30, 2024 and 2023
For the three months ended September 30, 2024, we reported total gross annuity sales of $4.2 billion, compared to $2.5 billion in the prior year period. The increase of $1.7 billion is primarily due to the contribution from AEL.
For the nine months ended September 30, 2024, we reported total gross annuity sales of $9.4 billion, compared to $7.1 billion in the prior year period. The increase of $2.3 billion is primarily due to the contribution from AEL coupled with the growth in our U.S. PRT business.

Liquidity and Capital Resources
CAPITAL RESOURCES
We strive to maintain sufficient financial liquidity at all times so that we are able to participate in attractive opportunities as they arise, better withstand sudden adverse changes in economic circumstances within our operating subsidiaries and maintain payments to policyholders, as well as maintain distributions to our shareholders. Our principal sources of liquidity are cash flows from our operations, access to the Company’s third-party credit facilities, and our credit facility and equity commitment with Brookfield. We proactively manage our liquidity position to meet liquidity needs and continue to develop relationships with lenders who provide borrowing capacity at competitive rates, while looking to minimize adverse impacts on investment returns. We look to structure the ownership of our assets to enhance our ability to monetize them to provide additional liquidity, if needed. Our corporate liquidity for the periods noted below consisted of the following:

AS OF US$ MILLIONS	September 30, 2024	December 31, 2023
Cash and cash equivalents	$146	$78
Liquid financial assets	251	212
Undrawn credit facilities	970	720
Total Corporate Liquidity[1]	$1,367	$1,010
1.Total Corporate Liquidity is a non-GAAP measure. See “Performance Measures used by Management”.
As of the date of this MD&A, our liquidity is sufficient to meet our present requirements for the foreseeable future. In June 2021, Brookfield provided to the Company an equity commitment in the amount of $2.0 billion to fund future growth, which the Company may draw on from time to time. The equity commitment may be called by the Company in exchange for the issuance of Class C shares or junior preferred shares. As of September 30, 2024, there was $2.0 billion of undrawn equity commitment available. In addition, in connection with the Company’s spin-off from Brookfield Corporation on June 28, 2021, we entered into a credit agreement with Brookfield as the lender, providing a revolving $400 million credit facility. We have $1.2 billion of revolving bilateral credit facilities with external banks. We use the liquidity provided by our credit facilities for working capital purposes, and we may use the proceeds from the capital commitment to fund growth capital investments and acquisitions. The determination of which of these sources of funding the Company will access in any particular situation is a matter of optimizing needs and opportunities at that time. As of September 30, 2024, there was $655 million drawn on the external bilateral facilities and no amount drawn on the Brookfield facility.
Today, we have significant liquidity within our insurance portfolios, giving us flexibility to secure attractive investment opportunities. In addition to a portfolio of highly liquid financial assets, our operating companies have additional access to liquidity from sources such as the Federal Home Loan Bank (“FHLB”) programs. As of September 30, 2024, the Company had no drawings and a total of $1.6 billion undrawn commitment available related to these programs.
Liquidity within our operating subsidiaries may be restricted from time to time due to regulatory constraints. As of September 30, 2024, the Company’s total liquidity was $52.5 billion, which included $146 million of unrestricted cash and cash equivalents and $251 million of unrestricted liquid financial assets held by non-regulated corporate entities.

AS OF US$ MILLIONS	September 30, 2024	December 31, 2023
Cash and cash equivalents	$14,627	$4,308
Liquid financial assets	36,928	21,927
Undrawn credit facilities	970	720
Total Liquidity[1]	$52,525	$26,955
1.Total Liquidity is a non-GAAP measure. See “Performance Measures used by Management”.
As of September 30, 2024 and December 31, 2023, 82% and 63% of the Company’s Total Liquidity was held by our U.S. insurance subsidiaries, respectively.

Comparison of nine months ended September 30, 2024 and 2023
The following table presents a summary of our cash flows and ending cash balances for the nine months ended September 30, 2024 and 2023:

FOR THE NINE MONTHS ENDED SEP. 30 US$ MILLIONS	2024	2023
Operating activities	$2,318	$954
Investing activities	5,676	(1,776)
Financing activities	2,353	2,125
Cash and cash equivalents:
Cash and cash equivalents, beginning of period	4,308	2,145
Net change during the period	10,347	1,303
Foreign exchange on cash balances held in foreign currencies	(28)	—
Cash and cash equivalents, end of period	$14,627	$3,448
Operating Activities
For the nine months ended September 30, 2024, we generated $2.3 billion of cash from operating activities compared to $954 million generated during the prior year quarter. The increase is primarily due to higher investment income from the growth in the investment portfolio to as well as the contributions from AEL and Argo which were acquired since the prior year quarter.
Investing Activities
During the current period, $5.7 billion of cash inflows from investing activities arose primarily from $10.8 billion of cash acquired as part of our acquisition of AEL, net of cash proceeds paid, partially offset by net deployment into investments during the period, compared to a net deployment of $1.8 billion in the prior year period.
Financing Activities
For the nine months ended September 30, 2024, we had a net cash inflow of $2.4 billion, which increased from a net cash inflow of $2.1 billion in the prior year period. The increase was primarily driven by deposits received on policyholders’ accounts, partially offset by withdrawals on such accounts coupled with debt assumed and raised through our acquisition of AEL.
Financial Instruments
To the extent that we believe it is economic to do so, our strategy is to hedge a portion of our equity investments and/or cash flows exposed to foreign currencies by the Company. The following key principles form the basis of our foreign currency hedging strategy:
•We leverage any natural hedges that may exist within our operations;
•We utilize local currency debt financing to the extent possible; and
•We may utilize derivative contracts to the extent that natural hedges are insufficient.
As of September 30, 2024, our total equity was $10.2 billion and our Adjusted Equity was $11.4 billion. Adjusted Equity represents the total economic equity of our Company through its Class A, B and C shares and the redeemable junior preferred shares issued by our Company, excluding our accumulated other comprehensive income. Refer to the discussion on Non-GAAP Measures.
Included in equity and Adjusted Equity was approximately $190 million invested in Canadian dollars. As of September 30, 2024, we had a notional $4.9 billion (December 31, 2023 – $2.9 billion) of foreign exchange forward contracts in place to hedge against foreign currency risk.
For additional information, see Note 9, “Derivative Instruments” of the financial statements.

Future Capital Obligations and Requirements
As of September 30, 2024, subsidiaries of the Company had total unfunded investment commitments of $7.3 billion (December 31, 2023 – $5.4 billion). These commitments, when funded, are primarily recognized as mortgage loans, private loans, investment funds, real estate and other invested assets. For additional information, see Note 28, “Financial Commitments and Contingencies” of the financial statements.
The following is the maturity by year on corporate and subsidiary borrowings:

	Payments due by year
AS OF SEP. 30, 2024 US$ MILLIONS	Total	Unamortized discount and issuance costs	Less than 1 year	1 - 2 years	2 -3 years	3 - 4 years	4 - 5 years	More than 5 years
Corporate borrowings	$1,847	—	1,192	—	—	—	655	—
Subsidiary borrowings	$3,330	(78)	—	—	2,400	—	—	1,008

	Payments due by year
AS OF DEC. 31, 2023 US$ MILLIONS	Total	Unamortized discount and issuance costs	Less than 1 year	1 - 2 years	2 -3 years	3 - 4 years	4 - 5 years	More than 5 years
Corporate borrowings	$1,706	—	1,276	—	—	—	430	—
Subsidiary borrowings	$1,863	(46)	—	—	—	1,000	—	909
For additional information, see Note 21, “Corporate and Subsidiary Borrowings” of the financial statements.
Capital Management
Capital management is the ongoing process of determining and maintaining the quantity and quality of capital appropriate to take advantage of the Company’s growth opportunities, to support the risks associated with the business and to optimize shareholder returns while fully complying with the regulatory capital requirements.
The Company and its subsidiaries take an integrated approach to risk management that involves the Company’s risk appetite and capital requirements. The enterprise risk management framework includes a capital management policy that describes the key processes related to capital management, which is reviewed at least annually and approved by the Board of Directors. The operating capital levels are determined by the Company’s risk appetite and Own Risk and Solvency Assessment (“ORSA”). Furthermore, additional stress techniques are used to evaluate the Company’s capital adequacy under sustained adverse scenarios.
American National, AEL, Argo, and NER SPC are required to follow Risk Based Capital (“RBC”) requirements based on guidelines of the National Association of Insurance Commissioners (“NAIC”). RBC is a method of measuring the level of capital appropriate for an insurance company to support its overall business operations, in light of its size and risk profile. It provides a means of assessing capital adequacy, where the degree of risk taken by the insurer is the primary determinant.
NER Ltd. is required to maintain minimum statutory capital and surplus equal to the greater of a minimum solvency margin and the enhanced capital requirement as determined by the Bermuda Monetary Authority (“BMA”). The Enhanced Capital Requirement (“ECR”) is calculated based on the Bermuda Solvency Capital Requirement model, a risk-based model that takes into account the risk characteristics of different aspects of a company’s business.
BAC is subject to Life Insurance Capital Adequacy Test (“LICAT”) as determined by Office of the Superintendent of Financial Institutions (“OSFI”). The LICAT ratio compares the regulatory capital resources of an insurance company to its Base Solvency Buffer or required capital.
The Company has determined that it is in compliance with all capital requirements as of September 30, 2024 and December 31, 2023.

Brookfield Operating Results
An investment in the Class A exchangeable shares of the Company is intended to be, as nearly as practicable, functionally and economically, equivalent to an investment in Brookfield. A summary of Brookfield’s operating results for the three and nine months ended September 30, 2024 and 2023 is provided below:

FOR THE PERIODS ENDED SEP. 30 US$ MILLIONS, EXCEPT PER SHARE AMOUNTS	Three Months Ended		Nine Months Ended
	2024	2023	2024	2023
Revenues	$20,623	$24,441	$66,580	$71,406
Net income attributable to Brookfield shareholders	64	230	209	431
Net income (loss) of consolidated business	1,518	35	1,752	1,971
Net income per share:
Basic	0.01	0.12	0.05	0.20
Diluted	0.01	0.12	0.05	0.20
Distributable earnings before realizations	1,259	1,056	3,373	3,014
For the three and nine months ended September 30, 2024, Brookfield’s pro rata share of our DOE represented approximately 29% and 27% of their total distributable earnings before realizations, respectively. For the three and nine months ended September 30, 2023, Brookfield’s pro rata share of our DOE represented approximately 17% and 16% of their total distributable earnings before realizations, respectively.
Each exchangeable share has been structured with the intention of providing an economic return equivalent to one Brookfield Class A Share due to each exchangeable share (i) being exchangeable at the option of the holder for one Brookfield Class A Share or its cash equivalent (the form of payment to be determined at the election of Brookfield), subject to certain limitations, and (ii) receiving distributions at the same time and in the same amounts as dividends on the Brookfield Class A Shares. We therefore expect that the market price of the exchangeable shares should be impacted by the market price of Brookfield Class A Shares and the business performance of Brookfield as a whole. In addition to carefully considering the disclosure made in this MD&A, carefully consideration should be made to the disclosure made by Brookfield in its continuous disclosure filings. Copies of the Brookfield’s continuous disclosure filings are available electronically on EDGAR on the SEC’s website at www.sec.gov or on SEDAR+ at www.sedarplus.com.
Industry Trends and Factors Affecting Our Performance
As a financial services business providing capital based solutions to the insurance industry, we are affected by numerous factors, including global economic and financial market conditions. Price fluctuations within equity, credit, commodity and foreign exchange markets, as well as interest rates, which may be volatile and mixed across geographies, can significantly impact the performance of our business. We also monitor factors such as consumer spending, business investment, the volatility of capital markets, interest rates, unemployment and the risk of inflation or deflation, which affect the business and economic environment and, in turn, impact the demand for the type of financial and insurance products offered by our business. Refer to “Industry Trends and Factors Affecting Our Performance” included in the MD&A of our most recent annual report of Form 20-F.
Critical Accounting Estimates
The preparation of the financial statements requires management to make critical judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses that are not readily apparent from other sources, during the reporting period. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimate is revised if the revision affects only that year or in the year of the revision and future years if the revision affects both current and future years. Refer to “Critical Accounting Policy and Estimates” included in the MD&A of our most recent annual report of Form 20-F, as well as significant accounting policies included in Note 2, “Summary of Significant Accounting Policies” of the financial statements.

Performance Measures Used by Management
To measure performance, we focus on net income and total assets, as well as certain non-GAAP measures, including DOE, Adjusted Equity, Total Corporate Liquidity and Total Liquidity which we believe are useful to investors to provide additional insights into assets within the business available for redeployment. Refer to the “Segment Review” and “Liquidity and Capital Resources” sections of this MD&A for further discussion on our performance and Non-GAAP measures for the three and nine months ended September 30, 2024 and 2023.
Non-GAAP Measures
We regularly monitor certain Non-GAAP measures that are used to evaluate our performance and analyze underlying business performance and trends. We use these measures to establish budgets and operational goals, manage our business and evaluate our performance. We also believe that these measures help investors compare our operating performance with our results in prior years. These Non-GAAP financial measures are provided as supplemental information to the financial measures presented in this MD&A that are calculated and presented in accordance with GAAP. These Non-GAAP measures are not comparable to GAAP and may not be comparable to similarly described Non-GAAP measures reported by other companies, including those within our industry. Consequently, our Non-GAAP measures should not be evaluated in isolation, but rather, should be considered together with the most directly comparable GAAP measure in our consolidated financial statements for the years presented. The Non-GAAP financial measures we present in this MD&A should not be considered a substitute for, or superior to, financial measures determined or calculated in accordance with GAAP.
Distributable Operating Earnings
We use Distributable Operating Earnings (“DOE”) to assess operating results and the performance of our businesses. We define DOE as net income after applicable taxes excluding the impact of depreciation and amortization, deferred income taxes related to basis and other changes, and breakage and transaction costs, as well as certain investment and insurance reserve gains and losses, including gains and losses related to asset and liability matching strategies, non-operating adjustments related to changes in cash flow assumptions for future policy benefits and change in market risk benefits, and is inclusive of returns on equity invested in certain variable interest entities and our share of adjusted earnings from our investments in certain associates.
DOE is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by GAAP. DOE is therefore unlikely to be comparable to similar measures presented by other issuers.
We believe our presentation of DOE is useful to investors because it supplements investors’ understanding of our operating performance by providing information regarding our ongoing performance that excludes items we believe do not directly affect our core operations. Our presentation of DOE also provide investors enhanced comparability of our ongoing performance across years.
Adjusted Equity
Adjusted Equity represents the total economic equity of our Company through its Class A, A-1, B, and C shares and the redeemable junior preferred shares issued by our Company, excluding accumulated other comprehensive income. We use Adjusted Equity to assess our return on our equity.
Total Corporate Liquidity and Total Liquidity
Corporate Liquidity is a measure of our liquidity position and includes cash and cash equivalents, undrawn revolving credit facilities and liquid financial assets held by non-regulated corporate entities. Total Liquidity includes liquidity within our regulated insurance entities.
The followings contain further details regarding our use of our Non-GAAP measures, as well as a reconciliation of net income and total equity to these measures:

Reconciliation of Non-GAAP Measures
The following table reconciles our net income to DOE:

AS OF AND FOR THE PERIODS ENDED SEP. 30 US$ MILLIONS	Three Months Ended		Nine Months Ended
	2024	2023	2024	2023
Net income (loss)	$65	$77	$671	$344
Net investment gains and losses, including reinsurance funds withheld[1]	(304)	10	(500)	(65)
Mark-to-market on insurance contracts and other net assets[2,3]	666	96	956	192
Deferred income tax expense (recovery)	(127)	(31)	(455)	(33)
Transaction costs	32	7	181	16
Depreciation	38	23	94	33
DOE	$370	$182	$947	$487
1.“Net investment gains and losses, including reinsurance funds withheld” represents mark-to-market gains (losses) on our invested assets and reinsurance funds withheld. Mark-to-market gains (losses) on our invested assets are presented as “Investment related gains (losses)” on the statements of operations. See Note 10, “Net Investment Income and Investment Related Gains (Losses)” of the financial statements for additional details. Mark-to-market gains (losses) on reinsurance funds withheld are included in “Net investment results from reinsurance funds withheld” and represent the change in fair value of the embedded derivative during the period. See Note 9, “Derivative Instruments” of the financial statements for additional details.
2.“Mark-to-market on insurance contracts and other net assets” principally represents the mark-to-market effect on insurance-related liabilities, net of reinsurance, due to changes in market risks (e.g., interest rates, equity markets and equity index volatility) and includes depreciation expenses on investment real estate. These mark-to-market effects are primarily included in “Net investment income”, “Interest sensitive contract benefits”, “Change in fair value of insurance-related derivatives and embedded derivatives” and “Change in fair value of market risk benefits” on the statements of operations. See the following notes to the financial statements for additional information: (i) Note 9, “Derivative Instruments”; (ii) Note 10, “Net Investment Income and Investment Related Gains (Losses)”; (iii) Note 18, “Policyholders’ Account Balances”; and (iv) Note 19, “Market Risk Benefits”.
3.Included in “Mark-to-market on insurance contracts and other net assets” are “returns on equity invested in certain variable interest entities” and “our share of adjusted earnings from our investments in certain associates” as stated in the definition of DOE. “Returns on equity invested in certain variable interest entities” primarily represent equity-accounted income from our investments in real estate partnerships and investment funds and are included in “Net investment income” on the statements of operations. Additionally, “our share of adjusted earnings from our investments in certain associates” represent our share of DOE from AEL following the announcement of our acquisition in the third quarter of 2023.
The following table reconciles our equity to Adjusted Equity:

AS OF SEP. 30 US$ MILLIONS	2024	2023
Total equity	$10,174	$4,143
Add:
Accumulated other comprehensive loss (income)	(1,519)	445
Redeemable junior preferred shares	2,779	2,663
Adjusted Equity	$11,434	$7,251

Forward-Looking Information
In addition to historical information, this MD&A contains “forward-looking information” within the meaning of applicable securities laws. Forward-looking information may relate to the Company and Brookfield’s outlook and anticipated events or results and may include information regarding the financial position, business strategy, growth strategy, budgets, operations, financial results, taxes, dividends, distributions, plans and objectives of the Company. Particularly, information regarding future results, performance, achievements, prospects or opportunities of the Company, Brookfield’s or the Canadian, U.S. or international markets is forward-looking information. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”.
The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account all information currently available to us. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or within our control. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements.
We caution that the factors that could cause our actual results to vary from our forward-looking statements described in this MD&A are not exhaustive. The forward-looking statements represent our views as of the date of this MD&A and should not be relied upon as representing our views as of any date subsequent to the date of this MD&A. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see “Risk Factors” included in our most recent annual report of Form 20-F and other risks and factors that are described therein.